1-14550

1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION

[redacted] Washington, D.C. 20549

FORM ~~6-K~~ ARS

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2005

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82________)

PAGE 1 OF 195 PAGES
EXHIBIT INDEX ON PAGE 2

EXHIBITS

Exhibit Number		Page
1.1	2004 Annual Report	4

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

The 2004 Annual Report of China Eastern Airlines Corporation Limited (the "Company") contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to competition in the China aviation industry, the Company's planned measures to improve efficiency and enhance competitiveness, the impact of these measures on the Company's results of operations, the impact of international activities and the impact of the policies and related measures of the Civil Aviation Administration of China (the "CAAC"), and the Chinese government on market demand, the Company's future strategic and business plans for 2005 and the international and domestic economies and aviation industries. The Company does not intend to update these forward-looking statements.

These forward-looking statements reflect the current view of the Company with respect to future events and are not a guarantee of future performance. Actual events or results may differ materially from information contained in the forward-looking statements as a result of various factors, including, without limitation, any changes in regulatory policies of the CAAC (including any policy changes in price systems), the effects of competition on the demand and price of the Company's services, changes in the global economic conditions (including economic development and conditions of the countries served by the flights of the Company), the political and economic conditions of China, the cost and availability of aviation fuel, any significant changes in the exchange rates between Renminbi or Hong Kong dollar and U.S. dollar or Japanese yen and the Company's ability to obtain adequate financing on commercially acceptable terms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA EASTERN AIRLINES CORPORATION LIMITED

Date: May 3, 2005

By: 李丰华

Name: Li Fenghua
Title: Chairman of the Board of Directors



中國東方航空股份有限公司

China Eastern Airlines Corporation Limited

Company Profile

Company's Registered Chinese Name	中國東方航空股份有限公司
Company's English Name	China Eastern Airlines Corporation Limited
Company's Abbreviated English Name	CEA
Company's Legal Address	66 Airport Street, Pudong International Airport, Shanghai, China
Postal Code	201202
Company's Office Address	2550 Hongqiao Road, Shanghai, China
Postal Code	200335
Company's Legal Representative	Li Fenghua
Company Secretary	Luo Zhuping
Company's website address	www.ce-air.com
Company's e-mail address	ir@ce-air.com
Telephone	(86-21) 6268 6268
Facsimile	(86-21) 6268 6116
Places of Listing	The Shanghai Stock Exchange Code : 600115 Abbreviation: Eastern Airlines The Stock Exchange of Hong Kong Limited Code : 670 The New York Stock Exchange, Inc. Code : CEA



Financial Highlights

(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB millions	2000	2001	2002	2003	2004
Year Ended 31 December					
Turnover	11,220	12,153	13,079	14,277	**21,039**
Other operating income	223	127	226	61	**154**
Operating expenses	(10,444)	(11,283)	(12,242)	(14,117)	**(19,714)**
Operating profit	999	997	1,063	221	**1,479**
Interest expenses, net	(815)	(814)	(731)	(783)	**(763)**
(Loss)/profit before taxation	304	314	263	(590)	**845**
(Loss)/profit attributable to shareholders	176	542	86	(950)	**514**
(Loss)/earnings per share (RMB) [1]	0.04	0.11	0.02	(0.02)	**0.11**
At 31 December					
Cash and cash equivalents	1,423	1,331	1,945	1,583	**2,114**
Working capital deficiency	(858)	(3,163)	(7,437)	(9,941)	**(12,502)**
Non-current assets	24,726	25,201	28,151	33,175	**37,219**
Long-term loans, including current portion	4,804	5,301	6,495	11,223	**10,736**
Finance lease obligations, including current portion	11,308	9,871	8,184	7,101	**8,662**
Total capital and reserves	6,870	7,320	7,379	6,382	**6,882**

(1) The calculation of (loss)/earnings per share is based on the consolidated (loss)/profit attributable to shareholders and 4,866,950,000 shares in issue.

Turnover

RMB millions


24,000
20,000
16,000
12,000
8,000
21,039
14,277
13,079
12,153
11,220

Earnings/(loss) per share

RMB


0.2
0.1
0.0
-0.1
0.11
0.11
0.04
0.02
-0.20

Profit/(loss) attributable to shareholders

RMB millions


800
600
400
200
0
-200
-400
-600
542
514
176
86

Summary of Accounting and Business Data

(Prepared in accordance with PRC Accounting Regulations)

Operating Results (Year Ended 31 December 2004)

	RMB millions
Total profit	**915**
Income from Main Operation	**3,248**
Income from Other Operation	**665**
Income from Investments	**(29)**
Net Income outside Business	**285**

Major Accounting Data & Financial Indicators (Expressed in RMB Million)

		2004	2003	2002 (before adjustment)	2002 (after adjustment)
1.	Revenue from Main Operations	**19,893.14**	13,999.06	13,390.65	13,390.65
2.	Net (Loss)/Profit	**536.34**	(825.97)	124.26	124.26
3.	Total Assets	**41,395.60**	36,687.48	31,426.20	31,610.13
4.	Shareholders Equity	**5,798.17**	5,226.91	6,284.07	6,381.41
5.	(Loss)/Earning per Share (RMB)	**0.1102**	(0.1697)	0.0255	0.0255
6.	(Loss)/Earning per Share after deduction of extraordinary profit and loss (RMB)	**0.0481**	(0.2069)	0.0138	0.0155
7.	Net Assets per Share (RMB)	**1.191**	1.074	1.291	1.311
8.	Return on Net Assets (%)	**9.25**	(15.80)	1.98	1.95
9.	Net Assets per Share after adjustments (RMB)	**1.1209**	1.0001	1.2303	1.2503
10.	Net Amount of Cash Flow per Share Created by Business Operation (RMB)	**0.87**	0.83	0.73	0.73

* Non-frequented gains and losses

Items	Year 2004	Year 2003
Gain on short-term investment	–	18,872,894.67
Subsidy income	**60,536,787.13**	75,135,348.95
Gains on disposal of fixed assets	**46,093,303.51**	1,113,033.44
Revenue of Sales in Advance of Carriage excesses settlement period	**215,141,670.66**	98,966,740.57
Other Operating Revenue	**25,871,932.03**	4,424,966.51
Less: Losses on disposal of fixed assets	**31,140,310.64**	8,832,544.21
Other Non-operating Expense	**14,155,066.94**	8,495,601.45

(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB millions	2000	2001	2002	2003	2004
Year Ended 31 December					
Turnover	11,220	12,153	13,079	14,277	**21,039**
Other operating income	223	127	226	61	**154**
Operating expenses	(10,444)	(11,283)	(12,242)	(14,117)	**(19,714)**
Operating profit	999	997	1,063	221	**1,479**
Interest expenses, net	(815)	(814)	(731)	(783)	**(763)**
(Loss)/profit before taxation	304	314	263	(590)	**845**
(Loss)/profit attributable to shareholders	176	542	86	(950)	**514**
(Loss)/earnings per share (RMB) (1)	0.04	0.11	0.02	(0.02)	**0.11**
At 31 December					
Cash and cash equivalents	1,423	1,331	1,945	1,583	**2,114**
Working capital deficiency	(858)	(3,163)	(7,437)	(9,941)	**(12,502)**
Non-current assets	24,726	25,201	28,151	33,175	**37,219**
Long-term loans, including current portion	4,804	5,301	6,495	11,223	**10,736**
Finance lease obligations, including current portion	11,308	9,871	8,184	7,101	**8,662**
Total capital and reserves	6,870	7,320	7,379	6,382	**6,882**

(1) The calculation of (loss)/earnings per share is based on the consolidated (loss)/profit attributable to shareholders and 4,866,950,000 shares in issue.

Turnover

RMB millions


24,000
20,000
16,000
12,000
8,000
4,000
0
11,220
12,153
13,079
14,277
21,039
2000
2001
2002
2003
2004

Earnings/(loss) per share

RMB


0.2
0.1
0.0
-0.1
-0.2
-0.3
0.04
0.11
0.02
-0.20
0.11
2000
2001
2002
2003
2004

Profit/(loss) attributable to shareholders

RMB millions


800
600
400
200
0
-200
-400
-600
-800
-1,000
176
542
86
-950
514
2000
2001
2002
2003
2004

(Prepared in accordance with PRC Accounting Regulations)

Operating Results (Year Ended 31 December 2004)

	RMB millions
Total profit	**915**
Income from Main Operation	**3,248**
Income from Other Operation	**665**
Income from Investments	**(29)**
Net Income outside Business	**285**

Major Accounting Data & Financial Indicators (Expressed in RMB Million)

	2004	2003	2002 (before adjustment)	2002 (after adjustment)
1. Revenue from Main Operations	**19,893.14**	13,999.06	13,390.65	13,390.65
2. Net (Loss)/Profit	**536.34**	(825.97)	124.26	124.26
3. Total Assets	**41,395.60**	36,687.48	31,426.20	31,610.13
4. Shareholders Equity	**5,798.17**	5,226.91	6,284.07	6,381.41
5. (Loss)/Earning per Share (RMB)	**0.1102**	(0.1697)	0.0255	0.0255
6. (Loss)/Earning per Share after deduction of extraordinary profit and loss (RMB)	**0.0481**	(0.2069)	0.0138	0.0155
7. Net Assets per Share (RMB)	**1.191**	1.074	1.291	1.311
8. Return on Net Assets (%)	**9.25**	(15.80)	1.98	1.95
9. Net Assets per Share after adjustments (RMB)	**1.1209**	1.0001	1.2303	1.2503
10. Net Amount of Cash Flow per Share Created by Business Operation (RMB)	**0.87**	0.83	0.73	0.73

* Non-frequented gains and losses

Items	Year 2004	Year 2003
Gain on short-term investment	–	18,872,894.67
Subsidy income	**60,536,787.13**	75,135,348.95
Gains on disposal of fixed assets	**46,093,303.51**	1,113,033.44
Revenue of Sales in Advance of Carriage excesses settlement period	**215,141,670.66**	98,966,740.57
Other Operating Revenue	**25,871,932.03**	4,424,966.51
Less: Losses on disposal of fixed assets	**31,140,310.64**	8,832,544.21
Other Non-operating Expense	**14,155,066.94**	8,495,601.45
Total	**302,348,315.75**	181,184,838.48

(Prepared in accordance with PRC Accounting Regulations)

Notes:

1. The major accounting data and financial indicators in 2002 are adjusted pursuant to the same accounting policies in 2003.
2. Calculation of Major Financial Indicators:

   Earning/(Loss) per Share = Net Profit/(Loss) ÷ Total Number of Ordinary Shares at the end of year

   Net Assets per Share = Shareholders' Equity at the end of year ÷ Total number of Ordinary Shares at the end of year

   Net Assets per Share after Adjustments = [Shareholders' Equity at the end of year – Accounts Receivable aged more than 3 years – Deferred & Prepaid Expenses – Net Loss on Assets (current and fixed) to be disposed of – Pre-operating expenses – Long-term Deferred & Prepaid Expenses – Negative Balance of housing fund] ÷ Total Number of Ordinary Shares at the end of year

   Net Amount of Cash Flow per Share Created by Business Operation = Net Amount of cash flow created by Business Operation ÷ Total Number of Ordinary Shares at the end of year

   Return on Net Assets = Net Profit/(Loss) ÷ Shareholders' Equity at the end of year 100%

Changes in Shareholders' Equity (Expressed in RMB million, except share capital)

	Share Capital (unit 10,000)	Capital Reserve	Surplus Reserve	Statutory Common Welfare Fund	Unallocated Profit	Cash Dividend	Shareholders' Equity Total
Beginning Balance	486,695.00	1,147.09	118.81	58.90	(905.93)	0	5,226.91
Increase, Current	–	76.14	67.13	31.84	536.34	97.34	776.95
Decrease, Current	–	40.54	–	–	165.15	0	205.69
Ending Balance	486,695.00	1,182.68	185.94	90.74	(534.74)	97.34	5,798.17

Increase in the capital reserve is mainly due to increase in the provision for investment in shareholdings and special appropriation.

Increase in the surplus reserve is due to increase in the profit after taxation of subsidiaries.

Even though these are provisions in surplus reserve, welfare and incentive fund of staff and cash bonus, the profit increase still results in an increase in the unallocated profit for the period.

Increase in shareholders' equity is mainly due to the profit for the period and increase in the capital reserve.

	For the year ended December 31, 2004	For the year ended December 31, 2003	Change
Capacity			
ATK (available tonne-kilometers) (millions)	**7,071.21**	4,774.50	48.10%
– Domestic routes	**2,466.76**	1,926.49	28.04%
– International routes	**3,920.75**	2,390.96	63.98%
– Hong Kong routes	**683.70**	457.04	49.59%
ASK (available seat-kilometers) (millions)	**41,599.11**	29,779.98	39.69%
– Domestic routes	**20,634.98**	15,909.17	29.70%
– International routes	**16,106.66**	10,178.43	58.24%
– Hong Kong routes	**4,857.47**	3,692.38	31.55%
AFTK (available freight tonne-kilometers) (millions)	**3,327.29**	2,094.30	58.87%
– Domestic routes	**609.61**	494.67	23.24%
– International routes	**2,471.15**	1,474.90	67.55%
– Hong Kong routes	**246.53**	124.73	97.65%
Hours flown (thousands)	**360.35**	259.41	38.91%
Traffic			
RTK (revenue tonne-kilometers) (millions)	**4,340.70**	2,907.70	49.28%
– Domestic routes	**1,625.24**	1,180.14	37.72%
– International routes	**2,319.78**	1,473.93	57.39%
– Hong Kong routes	**395.68**	253.63	56.01%
RPK (revenue passenger-kilometers) (millions)	**27,580.81**	18,002.71	53.20%
– Domestic routes	**14,499.64**	10,301.78	40.75%
– International routes	**10,043.05**	5,767.26	74.14%
– Hong Kong routes	**3,038.12**	1,933.67	57.12%
RFTK (revenue freight tonne-kilometers) (millions)	**1,874.70**	1,296.61	44.58%
– Domestic routes	**327.64**	258.09	25.95%
– International routes	**1,423.01**	957.92	48.55%
– Hong Kong routes	**124.05**	80.60	53.91%
Number of passengers carried (thousands)	**17,710.97**	12,040.19	47.10%
– Domestic routes	**12,736.64**	8,876.82	43.48%
– International routes	**2,814.06**	1,732.63	62.42%
– Hong Kong routes	**2,160.27**	1,430.74	50.99%
Weight of cargo and mail carried (millions of kg)	**663.55**	459.81	44.31%
– Domestic routes	**261.68**	205.34	27.44%
– International routes	**316.85**	197.83	60.16%
– Hong Kong routes	**85.02**	56.64	50.10%

	For the year ended December 31, 2004	For the year ended December 31, 2003	Change
Load Factor			
Overall load factor (%)	**61.39**	60.90	+0.49pt
– Domestic routes	**65.89**	61.26	+4.63pt
– International routes	**59.17**	61.65	-2.48pt
– Hong Kong routes	**57.87**	55.49	+2.38pt
Passenger load factor (%)	**66.30**	60.45	+5.85pt
– Domestic routes	**70.27**	64.75	+5.52pt
– International routes	**62.35**	56.66	+5.69pt
– Hong Kong routes	**62.55**	52.37	+10.18pt
Freight load factor (%)	**56.34**	61.91	-5.57pt
– Domestic routes	**53.75**	52.17	+1.58pt
– International routes	**57.58**	64.95	-7.37pt
– Hong Kong routes	**50.32**	64.62	-14.30pt
Break-even load factor (%)	**61.62**	63.64	-2.02pt
Yield and Cost Statistics			
Revenue tonne-kilometers yield (RMB)	**4.56**	4.62	-1.30%
– Domestic routes	**5.28**	4.97	+6.24%
– International routes	**3.63**	3.79	-4.22%
– Hong Kong routes	**7.02**	7.95	-11.70%
Passenger-kilometers yield (RMB)	**0.56**	0.57	-1.75%
– Domestic routes	**0.57**	0.54	+5.56%
– International routes	**0.49**	0.53	-7.55%
– Hong Kong routes	**0.72**	0.84	-14.29%
Freight tonne-kilometers yield (RMB)	**2.36**	2.46	-4.07%
– Domestic routes	**0.91**	1.08	-15.74%
– International routes	**2.49**	2.63	-5.32%
– Hong Kong routes	**4.77**	4.84	-1.45%
Available tonne-kilometers unit cost (RMB)	**2.81**	2.94	-4.42%

*Note: China Eastern Airlines Wuhan Limited ("CEA Wuhan") is a joint venture not majority-owned by the Company. The operating data of CEA Wuhan therefore are not consolidated herein.





Li Fenghua, Chairman

李丰华

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended December 31, 2004. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

In 2004, a vigorous and synchronized economic recovery was underway in many regions and countries around the world; overall, the economic performance was better than the previous year. After experiencing a sectoral overheating, and a macro-economic adjustment made by the State, the national economy of the PRC got well on a gradual track to stability and coordinated development, while maintaining an overall momentum for energetic and speedy growth.

Amid the beneficial macro-economic environment of the PRC, to meet the growing air transport demand and to fight off the intensifying market competition, the Group took a series of measures, including, among others a redeployment of its capacity, to expand its operating scale in the Shanghai as the hub in prompt and orderly manner. As of December 31, 2004, the Group accounted for 41.1% and 31.1% of all the flight traffic at Hongqiao and Pudong airports, respectively. The average daily aircraft utilization rate reached 9.7 hours, an increase of 1.7 hours compared to 2003. On April 1, 2004, the new *Procedures for Collecting Funds for Civil Aviation Infrastructure Construction* (民航基礎建設基金徵收辦法), promulgated by the Ministry of Finance of the PRC, came into effect. The Group opined that the new collection procedures can effectively reduce the amount of its payable contribution.

In terms of passenger traffic, the Company successively launched passenger routes including Shanghai-Kuala Lumpur, Shanghai-London, and Shanghai-Vancouver during the year, to further improve its route network, distinctly enhance the coverage of the Group's routes from the airports in Shanghai, and build up a preliminary system of flights to connect to the Shanghai hub. Meanwhile, the Group streamlined the transfer and connection flight procedures, rationally allocated flights, and also introduced different fares for connection flights to meet the needs of different travelers. All this improved our transit service quality and, as a result, the number of passengers who used our transit services exceeded 300,000 persons/time. New products have been introduced through our detailed market research. Working with partner hotels, the Group launched Eastern Holiday (任我行東方假期) product series. By updating its sales model and building up its marketing application system, the Group effectively increased its income and improved its service quality.


热烈祝贺东航上海—伦敦航线开航

In terms of freight traffic, the Group currently owns a total of six MD11 freighters and has a wet-leased freighter A300F, thus further enhancing its capacity on the more profitable cargo routes operating between the PRC and Europe, the United States, Japan, South Korea and Hong Kong. A new cargo flight on the route Shanghai-Dallas was launched, signifying a significant expansion of the freight service. In the meantime, the Group laid the foundation for the growth of its freight business by setting up its freight management department, establishing a cargo carriage service marketing system to enhance its freight management, incorporating Shanghai Eastern Logistics Co., Ltd. (上海東方遠航物流有限公司), proactively founding a logistic platform for the operation of the Company, and building up China Eastern Airlines as a brand for the flyers' recognition and awareness.

In terms of service, the year 2004 saw the continual provision by the Group of its consistent high quality services under its famous brands of "China Shuttle", "BTBT" (滬港商務) and "Shanghai Beijing Express" (京滬快線). Under the Group's continual effort to carry out the scheme of "Eastern Miles" for frequent flyers, the number of frequent flyers surpassed 4.46 million, with a flight-taking rate of nearly 50%, bringing the influence of the Group's products into full play. The special service hotline "95108" call-centre was established and came into operation. Further, China Eastern Customer Service Scheme was launched in June 2004 to raise the Group's service standard. The direct sales management was strengthened, and the publicity and promotion work for electronic air tickets were enhanced. Currently, the Group's electronic tickets are available for sale in 22 cities nationwide. Our business is under smooth development.

Compared to 2003, the Group's total traffic volume increased by 49.28% to 4,341 million tonne-kilometers in 2004. Traffic revenues increased by RMB6,338 million to RMB19,786 million, a 47.13% increase compared to 2003.

Compared to 2003, our passenger revenues increased by 49.67% to RMB15,358 million in 2004, accounting for 77.62% of our total revenues in 2004. The volume of passenger traffic was 27,581 million passenger-kilometers, a 53.20% increase compared to 2003.



The passenger traffic volume on our Hong Kong routes was 3,038 million passenger-kilometers in 2004, a 57.12% increase compared to 2003. Compared to 2003, the revenues increased by 34.39% to RMB2,187 million in 2004, accounting for 14.24% of our passenger revenues in 2004. The passenger traffic capacity on our Hong Kong routes increased by 31.55% compared to 2003.

Our international passenger traffic volume was 10,043 million passenger-kilometers in 2004, a 74.14% increase compared to 2003. Compared to 2003, the revenues increased by 60.65% to RMB4,887 million in 2004, accounting for 31.82% of our total passenger revenues in 2004. The passenger capacity on international routes increased by 58.24% compared to 2003. It was mainly due to the market recovery after SARS and the increase in market demand contributed from the recovering global economy in 2004.

Our cargo and mail traffic volume was 1,875 million tonne-kilometers in 2004, a 44.58% increase compared to 2003. Compared to 2003, the freight revenues increased by 38.94% to RMB4,428 million in 2004, accounting for 21.05% of our total revenues in 2004.

Compared to 2003, our total operating costs increased by 39.65% to RMB19,714 million in 2004.

Expenditure on aviation fuel reached RMB5,430 million, a 78.33% increase compared to 2003. In 2004 the Group consumed a total of 1,454,500 tonnes of aviation fuel, an increase of 42.08% compared to 2003. The main reason was that in 2004 the Group expanded its business and increased its number of flights while international aviation fuel prices went up in 2004. The average domestic and international aviation fuel prices increased by 24.36% and 30.60%, respectively, compared to 2003.

The salaries were RMB1,866 million in 2004, a 28.78% increase compared to 2003, principally a result of expansion of the company and its main operations. These led to an increase in workforce and their average salaries.



The takeoff and landing charges were RMB3,020 million, a 33.95% increase compared to 2003, due largely to the expansion of the Group's business and the increased number of flights.

In summary, the profits attributable to shareholders were RMB514 million for the year ended December 31, 2004.

As of December 31, 2004, the Group had a total of 20,817 employees, most of whom work in the PRC. The employees' compensation is primarily composed of the basic salary and performance-based bonus. There were no labor disputes between the Group and its employees. The Group did not experience a material loss of employees or encounter any difficulties in recruiting new employees.

In January 2001, we joined the employee medical insurance scheme introduced by the Shanghai government. The Group and the employees pay premiums at the approximate rates of 12% and 2% respectively, of the basic salary. We are not liable for any medical costs other than our contributions to the scheme. We believe that the implementation of the scheme will have no serious impact on our operations and finances.

We finance our working capital requirements by the funds generated from operations and short-term bank loans. As of December 31, 2003 and December 31, 2004, we had cash and cash equivalents of RMB1,583 million and RMB2,114 million respectively. In 2003 and 2004, our net cash inflows generated from operating activities were RMB3,163 million and RMB3,266 million respectively, while our net cash outflows used in investment activities were RMB7,305 million and RMB2,433 million respectively. In the past two years, our primary cash requirements were the funds for the acquisitions and upgrades of aircraft and flight equipment and debt repayments. Our net cash inflow in financing activities in 2003 was RMB3,764 million, largely for the purpose of repayments of long-term loans, finance lease obligations and short-term loans. Our net cash outflow generated from financing activities was RMB312 million in 2004, primarily from bank loans.

We generally operate with a working capital deficit. As of December 31, 2004, our current liabilities exceeded our current assets by RMB12,502 million. For years we have arranged, and we believe that we will be able to continue to arrange, short-term loans through domestic banks in the PRC and foreign-funded banks to meet our working capital requirements. As of December 31, 2003 and December 31, 2004, the total amounts of our short-term loans were RMB4,632 million and RMB6,189 million respectively, and our long-term loans were RMB11,223 million and RMB10,736 million respectively.

We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2004, the total value of our mortgaged assets increased by 33.88%, from RMB9,735 million as of the end of 2003 to RMB13,033 million.

Outlook for 2005

We would like to caution readers of this report that operation of the Group, an air transport enterprise which performs public service functions, is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the outbreaks of unexpected events. This 2004 annual report of the Group contains (but not limited to) certain forward-looking statements, such as those on the economies of Asia including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.



The Company opines that in 2004, despite the impact of the volatile price fluctuations of crude oil, the majority of the regions and countries around the world were having a vigorous recovery, and the overall economic situation was positive. The United States, Euro Region and Japan saw a synchronized economic recovery. The developing economies in Asia were under speedy development. Amid macro-economic adjustments and sectoral de-heating, the PRC economy maintained its stable development trend, and will obtaining increasing prominence and importance both in status and functions in the global economic context.

In a global perspective, the regional economic integration is accelerating and forging ahead in global arena; the trade volume is escalating, while bilateral and multi-lateral trade remains a strong driving force behind economic growth. After its accession to the WTO, the PRC sees its aggregate foreign import and export trade volume increase briskly and surpasses its GDP growth, and the PRC is now an actual trading power and no longer a potential one. The sound economy of the PRC and the significant increase of its import has brought forth business opportunities to many countries. With the furtherance of the processes associated with PRC's entry to the WTO, the PRC will, to an even greater extent and depth, participate in economic technological co-opetition in international field and will at the same time contribute to the demand and speedy growth of the domestic aviation market.



Currently, the PRC is at a stage of increasing consumption. With its large territory, the PRC possesses rich resources for tourism development, thus bringing forth a significant increase in air travelers' demand for consumption goods, which in turn means a huge potential for air transport development. By timely adjusting and allocating its transport capacity, and by increasing its transport turnover in all aspects, the Group is going to grasp the business opportunities created by the increasing demand and by holidays and travel seasons, so as to boost its operating revenues.

Shanghai, where the Group's headquarters is located, is now firmly established with increasing importance as the centre of the PRC economy, finance and aviation. Cities in the Yangtze River Delta, with Shanghai as their leading core, have recorded the fastest economic development rate in the PRC. Preliminary results have been produced from the cooperation plan between Civil Aviation Administration of China ("Aviation Administration") and Shanghai Municipal Government for developing Shanghai into an international first-class aviation hub. The plan has a gradually increasing effect on both convergence and generation of the passenger and logistics volumes in the region. To utilize the favorable opportunities from strong market demand, the Group is going to further acquire aircraft in 2005, including five Airbus A320, two Airbus A321, three Boeing B737-800 and three ERJ145. The Group believes that it will continue to benefit from the increasing regional transport market demand. In addition, the pace for implementing the Open Skies Agreement is accelerating. The PRC Government plans to gradually open the aviation market in Shanghai in phases. This will bring about an even denser passenger and logistics volumes, and the local air transport market will see keen competition. While keeping a close eye on the opening of aviation right, the Group is dedicated to increasing its market share in the Shanghai region by adjusting and optimizing our route network, providing products and services to customers' satisfaction, increasing further our investment in our operating base, taking the initiative to adopt various effective measures, and capturing opportunities and facing up to challenges proactively.

In light of the market environment and our current operations, we plan to implement the following strategies in order to enhance our competitiveness in 2005:

1. To strengthen safety management and enhance flight safety

   In 2005, the Company will accomplish a solid job of security management. To comply with the Airline Operational Control System ("AOC"), the Company will raise the punctuality rate of flights and strengthen its flight services of irregularity. To meet the requirements of the IATA Operational Safety Audit, the Group will unremittingly improve its security management system, step up its surveillance system, and improve an examination of self-monitoring, examination and verification.

2. To improve our service quality, perfect our network and enhance the corporate image of China Eastern Airlines

   In 2005, the Company will first invigorate the functions of service quality control department, continue to strengthen its existing products, and promote the brand image of its services. The Group will bolster and refine its 10 service projects such as "China Shuttle" and "Dedicated Services". It will also further promote its "BTBT"（滬港商務）and continue to carry out "Shanghai Beijing Express"（京滬快線）so as to gain a brand advantage for and heighten the competitiveness of its routes. Great importance will be attached to dealing with any irregularity in flight services, and prompt data communication with passengers.


Sabre
正式运行

Efforts will be made to facilitate the building up of Shanghai as an aviation hub, and to reinforce the strategic planning of the Company's route network. The transport capacity deployed to East China especially to Shanghai will be added so as to ensure the Company's advantageous position in the strategic competition in building up Shanghai as the aviation hub. By approaching various airport air traffic control departments for cooperation, the Company will make joint efforts with them to increase the flight regularity rate. The Group will make use of the pivotal advantages of the Shanghai airports, and hence optimize its transit network and continue its transit and connection flight services. This can achieve a rational matching of the Company's route network and its resources.

3. **Innovative marketing; stable improvement of profitability**

The Company will step up its income management and enhance the revenue quality of its passenger transport business. In income management, new scientific management concepts will be introduced. The Company will adopt an automatic system clearing any unreliable ticket-booking and enhance the management of ticket-booking. Marketing ideas will be updated with emphasis on the revenue of a route per seat/kilometer, so as to ensure the maximization of overall revenue.

The Company also aims: to fully reverage our sales information platform; to continue developing value-added sales business; to use the call centre as a platform for developing its strategic cooperation with non-aviation partners with a view to launching personalized and characteristic products; to enhance the quality of services to frequent flyers with a view to scooping out high-end customers; to develop the business of Eastern Holidays, to promptly promote our individual travel products to the major tourist cities in the PRC; to do our best to promote the e-commerce system; to gradually improve our electronic ticketing system; and to extend the electronic ticketing system covering all domestic routes in the PRC and, at the same time, to actively extend the system covering international routes. And the Company will enhance its strategic cooperation, heighten the overall revenue of its routes and continue to consolidate as well as developing its code-sharing arrangement and joint operation. It will further extend our route network, increase the frequency of its flights, and lay the foundation for maximization of the connection and transit flights.

4. **To strengthen management and expand freight business**

In 2005, the Group will continue its strategy for developing cargo transport business and promoting the development of aviation logistics. The Group will fully utilize the cargo transport resources in Yangtze River Delta, use the cargo holds of passenger jets and cargo planes in combination, to increase its investment and involvement in cargo onward flights.



This can build up a highly effective logistic chain for cargo carriage. The Group will also increase the sales of cargo space in its outer stations and to expand its SPA business cooperation. Based on Shanghai Eastern Logistics Co., Ltd. (上海東方遠航物流有限公司), a newly-established subsidiary, the Group will build up a cargo transshipment network in Shanghai, with a view to establishing a logistic network for Yangtze River Delta.

5. To enhance financial management and strictly control expenses

2005 will see relatively uncertain aircraft fuel prices while relatively tighter credit crunch, both domestically and overseas, will add to the financing costs and difficulties. The Group plans to take the following measures to control its costs to the largest extent:

To fully control its budget management; to continue a departmental responsibility system for all costs and expenses; to tighten up the monitoring of various controllable expenses, and to carry out monitoring and management of cash flow budget;

To step up the project consulting and assessment work relating to the Sarbanes-Oxley Act of 2002; to strengthen internal audit; to perfect internal financial control; and to enhance protection against financial risks; and to ensure the security of funds;

To reinforce the management of risks associated with funds; to promptly track any changes in exchange rates and any fluctuations of aircraft fuel; and to reduce the risks with the application of financial derivatives;

To beef up the management of flight equipment in a comprehensively manner; to dispose of idle flight equipment rationally to lower the amount of tied-up funds; and to lower the cost for repair;

To regulate its own investments; to place emphasis on the control and management of investments; to define the property ownership clearly; and to ensure better return on the Company's investment.

6. To promote integration and smoothly complete restructure

In order to smoothly fulfill the strategic deployment of the State Council for the joint restructuring of the aviation industry, and the integration of the industry as disclosed in the announcement dated October 11, 2002 issued by the Company, the Company is working on the acquisition of the airline operating assets of CEA Northwest and China Eastern Air Yunnan Company ("CEA Yunnan"), companies under China Eastern Air Holding Company ("CEA Holding"), one of the controlling shareholders of the Company. This move aims to increase the Group's core competitiveness. The Group will devise an optimum acquisition plan pursuant to legal procedures, and also speed up the proper centralization and integration of its security management, fleet expansion, marketing, services standards, and aviation equipment deployment. We believe that after the reorganization, the Group of an enlarged scale will have an integration and optimization of market shares, routes networks, fleet scales and human resources. These are conducive to the Company when building up an even more perfect both the domestic and international route network, and will contribute to the expansion of its domestic market share.

If the relevant transaction(s) takes place, the Company will ensure that the applicable regulatory requirements will be complied with.

On behalf of the Board of Directors, I would like to express my gratitude to all of the shareholders.

Li Fenghua
Chairman

Shanghai, China
April 12, 2005





Luo Chaogeng, President

In 2004, we operated a total of 238 routes, of which 179 are domestic routes (including 15 routes to Hong Kong) and 59 are international routes (including 13 international cargo routes). We operated approximately 3,057 scheduled flights per week, serving a total of 88 foreign and domestic cities. In 2004, we added a total of 10 new aircraft, including the purchase of two Airbus A340-600 aircraft, five Airbus A320 aircraft and two Airbus A321 aircraft as well as one Airbus A300F freighter under wet lease in response to market demand. As of December 31, 2004, we operated a fleet of 103 aircraft, including 96 passenger jets each with a seating capacity of over 100 seats and 7 jet freighters.

The following table sets forth details of our fleet as of December 31, 2004:

	As of December 31, 2004			Planned Additions*	
	Number of Aircraft Owned or under Capital Leases	Number of Aircraft under Operating Leases	Total Number of Aircraft	2005	2006
A340-600	5		5		
A340-300	5		5		
A330-300					7
A330-200					3
A300-600	7	3	10		
A321	2		2	2	
A320	25	10	35	5	
A319		10	10		3
MD-90	9		9		
MD-82		3	3		
B737-800				3	
B737-700	4	7	11		6
B737-300	3	3	6		
ERJ145				3	2
A300F		1	1		
MD-11F	6		6		
Total	**66**	**37**	**103**	**13**	**21**

* Except for three Boeing B737-800 to be acquired under operating leases, the other aircraft will be purchased by our group.

Review of Operating Results

The following discussion and analysis should be read together with our audited financial statements and the accompanying notes prepared in accordance with IFRS that are included elsewhere in this annual report. The financial data presented in this section are derived from our audited financial statements prepared in accordance with IFRS.

Turnover. Our turnover increased 47.4% from RMB14,277 million in 2003 to RMB21,039 million in 2004. This increase was primarily due to an increase of our passenger and cargo revenues, which were net of the applicable PRC sales tax.

Traffic revenues from our passenger as well as cargo and mail transportation business increased 47.1% from RMB13,448 million in 2003 to RMB19,786 million in 2004. Compared to 2003, the average aircraft daily utilization increased by 1.7 hours to 9.7 hours in 2004.

Passenger revenues, which accounted for 77.6% of our total traffic revenues in 2004, increased 49.7% from RMB10,261 million in 2003 to RMB15,358 million in 2004. This increase was primarily due to the market recovery following the end of severe acute respiratory syndrome (SARS) and the increase of our transportation capacity.

Our domestic passenger revenues, which accounted for 53.9% of our total passenger revenues, increased 48.1% from RMB5,592 million in 2003 to RMB8,284 million in 2004. This increase was principally a result of the growing market demand following the end of SARS and the expansion of our transportation capacity, including the launch of new routes and increase in the number of flights. Compared to 2003, our domestic passenger traffic increased by 40.8% in 2004, and our domestic passenger load factor increased from 64.8% in 2003 to 70.3% in 2004. As a result of the favorable condition in the domestic passenger market since the end of 2003, we increased capacity on our domestic routes by 29.7% in 2004. Our domestic passenger yield increased from RMB0.54 in 2003 to RMB0.57 in 2004 per passenger-kilometer. This increase was principally a result of the increased pricing level due to strong demand in the domestic transportation.

Hong Kong passenger revenues, which accounted for 14.2% of our total passenger revenues, increased 34.4% from RMB1,627 million in 2003 to RMB2,187 million in 2004. This increase was primarily due to the market recovery following the end of SARS and the increase in the number of business and leisure travelers. Hong Kong passenger traffic increased by 57.1% in 2004 over that of 2003. In order to meet market demand, we increased the passenger capacity on our Hong Kong routes by 31.6% in 2004. Our Hong Kong passenger load factor increased from 52.4% in 2003 to 62.6% in 2004, and our Hong Kong passenger yield decreased from RMB0.84 in 2003 to RMB0.72 in 2004 per passenger-kilometer. The decrease in passenger



yield on Hong Kong routes was primarily due to (1) an increase in the number of leisure travelers, (2) various promotions offered by us and (3) competition from other airlines.

International passenger revenues, which accounted for 31.8% of our total passenger revenues, increased 60.7% from RMB3,042 million in 2003 to RMB4,887 million in 2004. This increase was mainly due to the market recovery following the end of SARS and the increasing demand as a result of the recovering global economy in 2004. As a result, international passenger traffic increased by 74.1% in 2004 compared to 2003. Our international passenger capacity increased by 58.2% in 2004 compared to 2003. Our international passenger load factor increased from 56.7% in 2003 to 62.4% in 2004. Our international passenger yield decreased from RMB0.53 in 2003 to RMB0.49 in 2004 per passenger-kilometer. This decrease was primarily due to the increase in the number of leisure travelers and competition.

We generate cargo and mail revenues from the transportation of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on passenger aircraft. Revenues from cargo and



mail operations, which accounted for 21.1% of our total transportation revenues in 2004, increased 39.0% from RMB3,187 million in 2003 to RMB4,428 million in 2004. This increase was primarily due to the increasing demand for cargo transportation driven by the continuing rapid growth of China's economy following its accession to the World Trade Organization, the increase of our transportation capacity as well as the increase of our market share. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased 44.6% from 1,297 million RFTKs in 2003 to 1,875 million RFTKs in 2004. This increase was primarily due to a significant increase in the capacity of our cargo transportation which resulted from the completion of the remodeling of MD-11 passenger aircraft into freighters, launch of new routes as well as an increase in the number of passenger flights which also carry cargo. Cargo yield decreased from RMB2.46 in 2003 to RMB2.36 in 2004 per cargo tonne-kilometer. This decrease was primarily due to intensified competition.

Other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading, aircraft cleaning, fueling and ground transportation of cargo and passenger luggage for airlines operating to or from Hong Qiao International Airport and Pudong International Airport. We are currently the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport. Other operating revenues increased 51.1% from RMB829 million in 2003 to RMB1,253 million in 2004, which is higher than the 39.0% growth rate achieved in 2003. This increase was mainly due to the increase in the number of flights following the end of SARS and the enhancement of our capability in carriage, storage and handling of cargo with the establishment of Shanghai Eastern Logistics Co., Ltd..



Other net operating income included rental income from operating sublease of aircraft and government subsidy net of loss on disposal of aircraft and engines. Our other operating income increased to RMB154 million in 2004 from RMB61 million in 2003. This increase was primarily due to a significant increase in rental income from operating sublease of aircraft.



Operating Expenses. Our total operating expenses increased 39.7% from RMB14,117 million in 2003 to RMB19,714 million in 2004. This increase was primarily due to increases in aviation fuel expenses, aircraft depreciation and operating lease expenses, take-off and landing charges, food and beverage expenses, salary costs, commission expenses and other expenses. Our total operating expenses as a percentage of our turnover decreased from 98.9% in 2003 to 93.7% in 2004.

Aviation fuel expenses increased 78.3% from RMB3,045 million in 2003 to RMB5,430 million in 2004. This increase was principally a result of our business expansion in 2004 and the increased international aviation fuel prices in 2004. In 2004, we consumed a total of 1,454,500 tonnes of aviation fuel, representing an increase of 42.1% compared to 2003. In 2004, the weighted average domestic and international fuel prices paid by our company compared to 2003 increased by approximately 24.4% and 30.6%, respectively.

Aircraft depreciation and operating lease expenses increased 28.8% from RMB2,851 million in 2003 to RMB3,672 million in 2004. This increase was primarily due to our fleet expansion. Other depreciation, amortization and operating lease expenses increased from RMB495 million in 2003 to RMB496 million in 2004.

The wages, salaries and benefits increased 28.8% from RMB1,449 million in 2003 to RMB1,866 million in 2004. This increase was primarily due to an increase in the number of staff resulting from the expansion of the Group and our main operations as well as an increase in staff's average salaries with the introduction of an incentive compensation plan that is linked to profit. The increase was also partially attributable to the introduction of an incentive plan for our pilots that links allowances to flying hours.

Take-off and landing charges increased 34.0% from RMB2,254 million in 2003 to RMB3,020 million in 2004, which accounted for 15.3% of our total operating expenses in 2004. This increase was primarily due to



the expansion of our business and the increased number of flights.

Aircraft maintenance expenses were RMB1,396 million in 2004, compared to RMB1,329 million in 2003, an increase of 5.0%. This increase was mainly due to the increased aircraft maintenance performed as a result of the increase in the number of our flights in 2004.

Commission expenses increased 66.0% from RMB465 million in 2003 to RMB772 million in 2004. This increase was primarily due to the increase in an revenues of our domestic and international businesses.

Food and beverage expenses increased 39.9% from RMB542 million in 2003 to RMB758 million in 2004. This increase was primarily due to an increase in the number of travelers which was partially offset by a decrease of the average cost of food and beverage as a result of our cost-control initiatives.

Office and administration expenses increased by 26.5% from RMB1,058 million in 2003 to RMB1,338 million in 2004. This increase was primarily due to an increase in pilot and aircrew training expenses, overseas expenses as well as travel expenses.

Other operating expenses increased 53.8% from RMB628 million in 2003 to RMB966 million in 2004. Other operating expenses mainly included SITA ticket reservation system charges, SITA departure control system charges, civil aviation infrastructure levy, provision for obsolescence of flight equipment spare parts, maintenance expenses and loss on disposal of other fixed assets, insurance costs, investment income and expenses relating to the newly-established Shanghai Eastern Logistics Co., Ltd.. This increase was mainly attributable to increases in SITA ticket reservation system charges, SITA departure control system charges, civil aviation infrastructure levy as well as expenses relating to the newly-established Shanghai Eastern Logistics Co., Ltd..

Non-operating Income. Non-operating income was RMB133 million in 2004, which was due to the rescission of certain related party lease arrangements between China Eastern Northwest Company and us. For more details, please see note 38(c)(ii) to the financial statements.

Net Profits. As a result of the foregoing, net profit attributable to shareholders was RMB514 million in 2004 compared to a loss of RMB950 million in 2003.

Fixed Assets. Our company had approximately RMB30,220 million of fixed assets as of December 31, 2004, including aircraft and flight equipment with a value of approximately RMB27,169 million. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being its fair value at the date of revaluation less any subsequent accumulated depreciation.

Valuation of fixed assets is based on market conditions and global economic factors that we may not control. The determination of fair value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our directors have reviewed the carrying value of our fixed assets as of December 31, 2004 and are of the opinion that the carrying amount is not materially different from the fair value of our fixed assets.

Liquidity and Capital Resources

We finance our working capital requirements through a combination of funds generated from operations and short-term bank loans. As a result, our liquidity would be adversely affected to the extent there is a significant decrease in demand for our services, or any delay in obtaining bank loans. As of December 31, 2003 and 2004, we had cash and cash equivalents of RMB1,583 million and RMB2,114 million, respectively. In 2003 and 2004, our net cash inflows generated from operating activities were RMB3,163 million and RMB3,266 million, respectively, while our net cash outflows used in investment activities were RMB7,305 million and RMB2,433 million, respectively. In the past two years, our primary cash requirements were the funds for the acquisitions and upgrades of aircraft and flight equipment and debt repayments.

In 2003 and 2004, payment of advances on aircraft and flight equipment were RMB1,296 million and RMB2,410 million, respectively, while additions of aircraft and flight equipment were RMB5,560 million and RMB1,207 million, respectively. We financed the additions to our aircraft and flight equipment primarily through lease arrangements, bank loans, and funds generated from operations. Funds generated from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB92 million and RMB668 million in 2003 and 2004, respectively. Our net cash outflow generated from financing activities was RMB312 million in 2004, primarily from bank loans.

Pursuant to certain of our finance or operating leases, we are required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made under these leases. Pursuant to a regulation issued in 2000 by the State Tax Bureau of China, lease payments made by Chinese airlines to foreign enterprises in respect of lease arrangements entered into prior to September 1, 1999 are exempt from the payment of any withholding tax. Withholding tax payable in respect of the lease arrangements entered into on or after September 1, 1999 are charged to our income statement as incurred.



We generally operate with a working capital deficit. As of December 31, 2004, our current liabilities exceeded our current assets by RMB12,502 million, while our current liabilities exceeded our current assets by RMB9,941 million as of December 31, 2003. The increase in our current liabilities in 2004 was due to increase in short-term bank loans and the portion of long-term bank loans payable within one year. Short-term loans outstanding totaled RMB4,632 million and RMB6,189 million as of December 31, 2003 and 2004, respectively. Long-term loans outstanding totaled RMB11,223 million and RMB10,736 million as of December 31, 2003 and 2004, respectively. Long-term loans payable within two years, from three to five years and beyond five years were 5,580 million, RMB3,216 million and RMB1,940 million, respectively, as of December 31, 2004, as compared to RMB4,689 million, RMB4,164 million and RMB2,370 million, respectively, as of December 31, 2003. The total lease obligations outstanding under our finance leases as of December 31, 2003 and 2004 were RMB7,101 million and RMB8,662 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB2,889 million, RMB3,756 million and RMB2,017 million, respectively, as of December 31, 2004, as compared to RMB2,679 million, RMB4,039 million and RMB383 million, respectively, as of December 31, 2003.

We have, and in the future may continue to have, substantial debts. As of December 31, 2003 and 2004, our long-term debt to equity ratio was 2.6 and 2.5, respectively. The interest expenses associated with these debts might impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially affect our operating results can also have a negative impact on liquidity. We have entered into credit facility agreements with Chinese banks to meet our future working capital needs. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. However, our ability to obtain financing may be affected by our financial position and leverage, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand our operations could be impaired.



Capital Expenditures

Our aircraft orders as of December 31, 2004 included commitments to acquire 31 aircraft to be delivered in 2005 and 2006. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2006 to be in aggregate approximately RMB8,791 million, including RMB6,945 million in 2005 and RMB1,350 million in 2006, in each case subject to contractually stipulated increases or any increase relating to inflation. We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2004, the total value of our mortgaged assets increased by 33.9%, from RMB9,735 million as of December 31, 2003 to RMB13,033 million as of December 31, 2004. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2005. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

Foreign Currency Transactions

We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE, which are generally sufficient to satisfy our foreign currency liabilities payable within one year. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2004, the notional amount of the outstanding interest rate swap agreements was approximately US$437 million, compared to US$164 million as of December 31, 2003. These interest rate swap agreements will expire between 2006 and 2013. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2004, the notional amount of the outstanding currency forward contracts was approximately US$226 million, compared to US$237 million as of December 31, 2003. These currency forward contracts will expire between 2006 and 2010.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People's Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. The exchange rate between Renminbi and Japanese yen or Euro had experienced a significant level of fluctuation over the past two years. We had a net exchange gain of RMB40 million in 2004, compared to a net exchange loss of RMB70 million in 2003.





The board of directors of the Company (the "Board") is pleased to present the audited financial report of the Company and its subsidiaries (the "Group") for the year ended December 31, 2004.

Group Activities and Results

The Company is one of the three largest air carriers in the People's Republic of China (the "PRC") based on tonne-kilometres and number of passengers carried in 2004 and is the primary air carrier serving Shanghai, the largest economic, trading and financial centre of the PRC. The results of the Group for the year ended December 31, 2004 and the financial position of the Company and the Group as at that date, prepared in accordance with International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations, are set out in the financial statements.

Details of the Company's principal subsidiaries are set out in note 15 to the financial statements prepared in accordance with IFRS.

The geographical analysis of the Group's revenue from principal business is as follows:

	PRC Accounting Regulations (RMB'000)	IFRS (RMB'000)
Domestic	8,582,109	8,582,547
Hong Kong Special Administrative Region ("Hong Kong")	2,812,781	2,778,818
International	8,498,254	8,424,609
Total	**19,893,144**	**19,785,974**

Dividends

As of December 31, 2004, based on the financial statements prepared in accordance with PRC Accounting Standards, the Company's accumulative profit distributable to shareholders was RMB443,488,200. Having considered the Company's cash flow position in 2005, the Board of Directors recommended distribution of the Company's accumulative undistributed profits to all shareholders in the form of cash dividends of RMB0.02 per share (including tax) based on an aggregate of 4,866,950,000 shares of the Company as at December 31, 2004. Holders of H shares and ADSs will receive an equivalent amount of such dividend distribution (converted into their respective currencies) based on the average foreign exchange rate within the five business days subsequent to the 2004 Annual General Meeting as published by the People's Bank of China, representing a total of cash dividend payment of RMB97,339,000 (excluding the expenses for the distribution of the above dividend). The balance of retained profits will be carried forward to next year. The Company will not convert funds from the common reserve to increase its share capital during this period. The Board of Directors also decided that the above distribution proposal will be submitted to the 2004 Annual General Meeting for approval by its shareholders.

Share Capital Structure

As at December 31, 2004, the share capital structure of the Company in 2004 remained unchanged as follows:

	At the beginning of the year (10,000 shares)	Approximate percentage in total issued share capital (%)	Increase/ (Decrease) in shareholding during the year (10,000 shares)	At the end of the year (10,000 shares)	Approximate percentage in total issued share capital (%)
1. Unlisted shares					
(a) A shares (unlisted State-owned legal person shares)	300,000	61.64	0	300,000	61.64
2. Listed shares					
(a) H shares	156,695	32.20	0	156,695	32.20
(b) A shares	30,000	6.16	0	30,000	6.16
3. Total number of shares	486,695	100	0	486,695	100

Number of Shareholders

As at December 31, 2004, the total number of registered shareholders of the Company was 100,915, of which 98,699 are holders of A shares (including unlisted State-owned legal person shares and listed A shares), and 2,216 are holders of H shares.

Substantial Shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of the Company's senior management, had, as at December 31, 2004, an interest and / or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at December 31, 2004, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at December 31, 2004, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) of the Company:

			Interest As at December 31, 2004			
Name of shareholder	Nature of shares held	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued A shares	Approximate percentage of shareholding in the Company's total issued H shares	Short position
China Eastern Air Holding Company	A shares (unlisted State-owned legal person shares)	3,000,000,000	61.64%	90.91%	–	–
HKSCC Nominees Limited (Note)	H shares	1,483,815,163	30.49%	–	94.69%	–

Note:

Based on the information available to the Directors as at December 31, 2004 (including such information as was available on the website of the Stock Exchange) and so far as the Directors are aware, as at December 31, 2004:

Among the 1,483,815,163 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 92,424,700 H shares of the Company (representing approximately 5.90% of its then total issued H shares). Out of the 92,424,700 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 2,098,000 H shares of the Company (representing approximately 0.13% of its then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware, J.P. Morgan Chase & Co. held its interest in the Company in the manner as follows:

(a) 2,098,000 H shares in a lending pool, representing approximately 0.13% of the Company's then total issued H shares, were held by JPMorgan Chase Bank, which was 100% held by J.P. Morgan Chase & Co.;

(b) 792,700 H shares, representing approximately 0.05% of the Company's then total issued H shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.; and

(c) 89,534,000 H shares, representing approximately 5.71% of the Company's then total issued H shares, were held in the capacity as investment manager by JF Asset Management Limited. JF Asset Management Limited was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which, in turn, was ultimately 100% held by J.P. Morgan Chase & Co..

Save as disclosed above and so far as the Directors are aware, as at December 31, 2004, no other person (other than the Directors, chief executives, Supervisors or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

According to the relevant disclosure requirements laid down by the China Securities Regulatory Commission, as at the end of the reporting period, the 10 largest registered shareholders and the 10 largest registered listed stock shareholders on the register of members and their respective shareholdings are as follows:

The 10 largest registered shareholders of the Company and their respective shareholdings

	Name of shareholders	Increase/ (Decrease) in shareholding in the year	Shareholding at the end of year	Percentage (%)	Type of shares	Charged or locked-up shares	Nature of shares held
1.	CHINA EASTERN AIR HOLDING COMPANY	0	3,000,000,000	61.6402	unlisted	0	A shares (unlisted State-owned legal person shares)
2.	HKSCC NOMINEES LIMITED	14,981,800	1,483,815,163	30.4875	listed	Unknown	H shares
3.	DE-SHENG SMALL CAP (德盛小盤)	11,282,290	11,282,290	0.2318	listed	Unknown	A shares
4.	TONG QIAN FUND (通乾基金)	6,757,766	6,757,766	0.1388	listed	Unknown	A shares
5.	PU FENG FUND (普豐基金)	6,334,069	6,334,069	0.1301	listed	Unknown	A shares
6.	AN XIN FUND (安信基金)	4,099,949	4,099,949	0.0842	listed	Unknown	A shares
7.	HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-9}	756,000	3,756,000	0.0768	listed	Unknown	H shares
8.	JIN TAI FUND (金泰基金)	3,179,824	3,179,824	0.0653	listed	Unknown	A shares
9.	CHINA INTERNATIONAL FUND (上投摩根)	3,077,232	3,077,232	0.0632	listed	Unknown	A shares
10.	SUZHOU SECURITIES (蘇州證券)	2,739,620	2,739,620	0.0563	listed	Unknown	A shares

Description of any related party or concert party relationship among the 10 largest shareholders:

The Company is not aware of any related party or concert party relationship among the above shareholders.

The 10 largest registered listed stock shareholders of the Company and their respective shareholdings

Name of shareholders	Shareholding of listed stocks at the end of year	Nature of shares held
HKSCC NOMINEES LIMITED	1,483,815,163	H shares
DE-SHENG SMALL CAP（德盛小盤）	11,282,290	A shares
TONG QIAN FUND（通乾基金）	6,757,766	A shares
PU FENG FUND（普豐基金）	6,334,069	A shares
AN XIN FUND（安信基金）	4,099,949	A shares
HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-9}	3,756,000	H shares
JINTAI FUND（金泰基金）	3,179,824	A shares
CHINA INTERNATIONAL FUND（上投摩根）	3,077,232	A shares
SUZHOU SECURITIES（蘇州證券）	2,739,620	A shares
HANXING FUND（漢興基金）	2,409,800	A shares

Description of any related party or concert party relationship among the 10 largest listed stock shareholders: The Company is not aware of any related party or concert party relationship among the above listed stock shareholders.

Controlling Shareholder

There is no change in the Company's controlling shareholder in the year.

China Eastern Air Holding Company ("CEA Holding") is the parent company of the Company and its registered capital amounts to RMB2,558,441,000. Mr. Li Fenghua is the legal representative of CEA Holding. CEA Holding manages all State-owned assets and State-owned equity of its group and its investment enterprises, all of which assets and equity are formed by State investment. As at December 31, 2004, the shares of the Company held by CEA Holding were not pledged.

Purchase, Sale or Redemption of Securities

During the year ended December 31, 2004, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities.

Compliance with the Code of Best Practice

The Company has throughout the year ended December 31, 2004 complied with the then applicable and effective requirements contained in "Code of Best Practice" as set out in Appendix 14 to the pre-existing Listing Rules.

Summary of Significant Differences between the Corporate Governance Practices of China Eastern Airlines Corporation Limited and the Corporate Governance Practices Required to be Followed by U.S. Companies under the New York Stock Exchange's Listing Standards

As a company incorporated in the People's Republic of China (the "PRC") and listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited (the "HKSE") and the New York Stock Exchange (the "NYSE"), China Eastern Airlines Corporation Limited (the "Company") is subject to applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of Independent Director System in Listed Companies (the "Independent Director Guidance"), Hong Kong laws and regulations, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"), the Hong Kong Companies Ordinance and the Hong Kong Securities and Futures Ordinance, as well as applicable U.S. Federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Company is also subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. The Company is not required to comply with all of the corporate governance listing standards of the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of its board of directors be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Hong Kong Listing Rules that at least three members of its board of directors be independent as determined under the Hong Kong Listing Rules, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has five independent directors out of a total of eleven directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Hong Kong Listing Rules differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under either the applicable PRC law or the applicable Hong Kong law, to hold such executive sessions.

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Currently, the Company does not have a nominating/corporate governance committee. The Company can choose to have but is not required to have such a committee under either applicable PRC law or Hong Kong law. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that address the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The board of directors of the Company is directly in charge of developing the Company's corporate governance guidelines.

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. The compensation committee of the Company is composed of three independent directors and one member of the supervisory committee.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's directors, supervisors, president, chief financial officer and other senior managers.

Pre-emptive Rights

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exist which require the Company to offer new shares to existing shareholders on a pro rata basis.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended December 31, 2004 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08 of the Listing Rules.

Directors, Supervisors and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company during 2004 and as at the date of this report are as follows:

Name	Position	Age	Number of listed A shares of the Company held - personal interest	Capacity in which the A shares were held	Effective date and expiry date of appointment
Li Fenghua	Chairman of the Board of Directors	55	0	–	June 2004-June 2007
Ye Yigan	Director	62	0	–	June 2004-June 2007
Cao Jianxiong	Director	46	2,800 (Note 1)	Beneficial Owner	June 2004-June 2007
Wan Mingwu	Director, Vice President	58	0	–	June 2004-June 2007
Zhong Xiong	Director	59	2,800 (Note 1)	Beneficial Owner	June 2004-June 2007
Luo Zhuping	Director, Secretary of the Board	52	2,800 (Note 1)	Beneficial Owner	June 2004-June 2007
Hu Honggao	Independent Non-executive Director	51	0	–	June 2004-June 2007
Peter Lok	Independent Non-executive Director	68	0	–	June 2004-June 2007
Wu Baiwang	Independent Non-executive Director	62	0	–	June 2004-June 2007
Zhou Ruijin	Independent Non-executive Director	66	0	–	June 2004-June 2007

Name	Position	Age	Number of listed A shares Company of the held - personal interest	Capacity in which the A shares were held	Effective date and expiry date of appointment
Xie Rong	Independent Non-executive Director	53	0	–	June 2004- June 2007
Li Wenxin	Chairman of the Supervisory Committee	56	0	–	June 2004- June 2007
Ba Shengji	Supervisor	46	2,800 (Note 1)	Beneficial Owner	June 2004- June 2007
Yang Xingen	Supervisor	52	0	–	June 2004- June 2007
Yang Jie	Supervisor	35	0	–	June 2004- June 2007
Liu Jiashun	Supervisor	48	0	–	June 2004- June 2007
Luo Chaogeng	President	55	0	–	September 2004- June 2007
Wu Yulin	Vice President	56	2,800 (Note 1)	Beneficial Owner	June 2004- April 2005
Wu Jiuhong	Vice President	53	0	–	June 2004- June 2007
Yang Xu	Vice President	44	1,000 (Note 2)	Beneficial Owner	June 2004- June 2007
Zhou Liguo	Vice President	56	0	–	June 2004- June 2007
Zhang Jianzhong	Vice President	50	0	–	June 2004- June 2007
Tong Guozhao	Vice President	46	0	–	April 2005- June 2007
Luo Weide	Chief Financial Officer	49	0	–	June 2004- June 2007

Note 1: representing approximately 0.000933% of the Company's total issued listed A shares as at December 31, 2004

Note 2: representing approximately 0.000333% of the Company's total issued listed A shares as at December 31, 2004

As at the date of this report, brief biographical details in respect of each of the Directors, Supervisors and senior management officers of the Company are as follows:

Mr. Li Fenghua is the incumbent chairman of the Board of Directors, president and deputy party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1968 and was deputy head, and subsequently became head, of the 26th Fleet of the Civil Aviation Administration of China from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice-president, and then became president, of the Hubei branch of China Southern Airlines (Group). Since 1996, he became vice-president of China Southern Airlines Company Limited and vice-president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice-president of China Southern Airlines Company Limited. From October 2002 to September 2004, he served as the President of the China Eastern Airlines Corporation Limited and vice-president of China Eastern Air Holding Company. In September 2004, he became president and deputy party secretary of CEA Holding. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

Mr. Ye Yigan is currently a Director. Mr. Ye joined the civil aviation industry in 1965. From 1983, he served as deputy chief engineer of the aircraft repair factory of the CAAC Shanghai Bureau. From 1985, he served as head of the aircraft repair factory of the CAAC Shanghai Bureau. In December 1987 he became deputy head of the CAAC East China Bureau. From 1992, he served as president and deputy party secretary of China Aviation Supplies Corp. From June 1996, he served as head and party secretary of the CAAC East China Bureau. From April 2001 to September 2002, he served as president and party secretary of EA Group. From June 2001 he became chairman of the Board of Directors. From October 2002 to September 2004, he was president and deputy party secretary of CEA Holding. Mr. Ye graduated from the China Civil Aviation Institute in Tianjin, with a major in aircraft instrument maintenance. He holds the title of Senior Engineer.

Mr. Cao Jianxiong is currently a Director. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of the Company. From 1997, he served as vice president and chief financial officer of the Company. Since December 1999, he has served as vice president of EA Group. Since October 2002, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a Master's degree in global economics from Eastern China Normal University's Department of International Finance. Mr. Cao holds the title of Economist.

Mr. Wan Mingwu is currently a Director as well as the Company's party secretary and vice president. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990 he was deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992 he was section chief of the personnel section of China Northern Airlines. From 1992 to 1995 he was deputy party secretary of China Northern Airlines and from 1995 to 2000 he was party secretary of China Northern Airlines. Since December 2000 he has been party secretary and vice president of the Company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate and holds the title of Senior Political Work Instructor.

Mr. Zhong Xiong is currently a Director of the Company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was vice president of Transportation Services Company of the CAAC Shanghai Bureau and was president of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was vice president of China Eastern Airlines. From May 1995 to April 2002, Mr. Zhong has been vice president of the Company, and has become the Chairman of the workers' union of CEA Holding since April 2002. He graduated in 1970 from the English Department of Liaoning Teacher's College and holds the title of Economist.

Mr. Luo Zhuping is a Director of the Company, the secretary of the Board of Directors and the head of the secretariat of the Board of Directors. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the Board of Directors and the head of the secretariat of the Board of Directors. He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master's degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

Mr. Hu Honggao is currently an independent non-executive Director of the Company. He is the vice-dean and professor of law at Fu Dan University School of Law as well as the head of the Civil and Commercial Law Research Centre of Fu Dan University, supervising doctoral students majoring in civil and commercial law at Fu Dan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society （中國經濟法研究會常務理事）, a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People's Congress （上海市人大常委會立法專家諮委會委員）, vice-chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

Mr. Peter Lok is currently an independent non-executive Director of the Company. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control of Hong Kong.

Mr. Wu Baiwang is currently an independent non-executive Director of the Company. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was head and party secretary of the CAAC Northeastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice-president of Guangzhou Baiyun International Airport Group Company and the Chairman of the Board of Directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

Mr. Zhou Ruijin is currently an independent non-executive director of the Company. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People's Daily. From 1988 to 1993 Mr. Zhou was party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was deputy editor-in-chief of the People's Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People's Daily. After retired, he became Vice-chairman of the China Productivity Council and Chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

Mr. Xie Rong is currently an independent director of the Company and a certified accountant in the People's Republic of China. Mr. Xie is the deputy head of Shanghai National Accounting Institute. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December, 1985 to March, 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December, 1997 to October, 2002, and has, since October, 2002, been the deputy head of Shanghai National Accounting Institute. Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

Mr. Li Wenxin is currently chairman of the Company's supervisory committee. Mr. Li joined the civil aviation industry in 1970. From 1992 to 1995 he was secretary of the disciplinary committee of China General Aviation Company. From 1995 to 1996 he was deputy party secretary of China General Aviation Corporation. From 1996 to 1998 he was deputy president of China General Aviation Corporation and from February 1998 to June 2002, he assumed the post of party secretary and executive deputy president of the Shanxi branch of the Company. From June 2000 to September 2002, he served as deputy party secretary and secretary of the disciplinary committee of EA Group. Since October 2002, he served as party secretary and vice president of CEA Holding. He has been the Chairman of the Supervisory Committee of China Eastern Airlines Corporation Limited since June 2000. Mr. Li received university education and is a qualified Senior Political Work Instructor.

Mr. Ba Shengji is currently a Supervisor. Mr. Ba joined the civil aviation industry in 1978. From 1980, Mr. Ba was an accountant at the Department of Finance of the CAAC Shanghai Bureau. From 1988, he served as the section head of the Department of Finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the Department of Finance of China Eastern

Airlines. In March 1997, Mr. Ba became the chief officer of the auditing office of the Company. From December 1997 to September 2002, he served as the head of EA Group's auditing department. Since October 2002, he became the head of CEA Holding's auditing department. Since January 2003, he concurrently served as chief of CEA Holding's disciplinary committee's administrative office. Mr. Ba received university education and is a qualified auditor.

Mr. Yang Xingen is currently a Supervisor. Mr. Yang was the deputy political committee member of the 1st flying battalion and political committee member of the 2nd battalion of 105th Regiment, 35th Division from July 1980 to July 1986. From July 1986 to October 1997, he was the party branch secretary and manager of China Eastern Airlines Advertisement Service Company respectively. From October 1997 to April 2000, he was the party deputy secretary, secretary for the disciplinary committee and political director of the Shanghai flying squadron of China Eastern Airlines. From April 2000 to August 2002, he was the deputy secretary for the disciplinary committee cum director of the office for discipline committee and director of the supervision office. From August 2002 to now, he has been the deputy secretary for the disciplinary committee of China Eastern Airlines. Mr. Yang has been educated to the tertiary level. He was graduated from the faculty of mechanics of the Second Aviation Mechanics School of the air force.

Ms. Yang Jie is currently a Supervisor. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of the Company. From 1998 to September 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of the Company. She was the deputy secretary of the Company's Communist Youth League from September 2000 to July 2002, and the secretary of the Company's Communist Youth League from August 2002 to January 2003. Since January 2003, she has been the secretary of the Communist Youth League of China Eastern Air Holding Company, as well as the secretary of the Communist Youth League of China Eastern Airlines Corporation Limited. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy (旭日管理學院工商管理) at Donghua University and she received a master degree in Business Administration. She is also a qualified engineer.

Mr. Liu Jiashun is currently a Supervisor. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee secretary of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also in charge of fuel supply engineering at Haikou's Meilan Airport and served as director of Meilan Airport Co., Ltd. and vice chairman of the board and president of Meilan Industrial Co., Ltd. From 1999 to 2000 he was deputy party secretary of China Aviation Fuel East China Company and he is currently deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu is a former graduate student and has qualifications as a political work instructor.

Mr. Luo Chaogeng is current the President and deputy party secretary of the Company. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October 1997, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1997 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunan. From November 2001 to September 2001, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he has also been serving concurrently as the general manager of Yunan Airlines. From September 2004 to the present, he has been the party constitution member and vice president of China Airlines Group Company, President and deputy party secretary of China Airlines Corporation Limited. From 1998 to June 2001, Mr. Luo has been studying the postgraduate course for incumbent leading cadres in professional economics and management at the Central Party School of Shaanxi. Mr. Luo has obtained first class competency in flight mechanics.

Mr. Wu Yulin is a vice president of the Company. Mr. Wu joined the civil aviation industry in 1966. From 1975 to 1985, he was the deputy head, and from 1985 to 1988, the head, of the 5th Fleet of the CAAC. In 1998, Mr. Wu became the head of China Eastern Airlines' Shanghai Fleet. From 1989 to 1994, Mr. Wu was the deputy chief, and from 1994 to 1995, the chief, of the Aviation Skills and Management Department of China Eastern Airlines. He was the director of China Eastern Airlines' Safety Supervision Department from 1995 to 1997, deputy chief pilot and head of the Safety Supervision Department of the Company from 1997 to 1998 and president and party secretary of the Hebei Branch office of the Company from 1998 to 1999. Mr. Wu was a vice president of the Company from December 1999 to April 2005. Mr. Wu graduated from Chinese Civil Aviation School and holds the title of First Class Pilot.

Mr. Wu Jiuhong is a vice president of the Company. Mr. Wu joined the civil aviation industry in 1971. From 1968 to 1971 he served with the 60th division under the 20th army. From 1971 to 1973 he studied aviation machinery at the Civil Aviation College. From 1973 to 1981 he was with the 18th Fleet of the CAAC's 2nd General Fleet. From 1985 to 1988 he served as Communist Youth League secretary and deputy head of the political department of the CAAC's Jiangxi Bureau. From 1988 to 1995 he concurrently served as deputy party secretary and disciplinary committee secretary of the Cabin Service Department of China Eastern Airlines. From 1995 to 1997 he served as head of the Company's publicity department. From 1997 to 2002, he served as party secretary and executive vice president of the Company's Jiangxi branch. Since April 2002 he has been vice president of the Company. He also became the party secretary of China Eastern Air Northwest Company since September 2004. Mr. Wu has completed postgraduate studies and is a qualified senior political work instructor.

Mr. Yang Xu is a vice president of the Company. Mr. Yang joined the civil aviation industry in 1982. Mr. Yang was president and party secretary of the overhaul department at the aircraft maintenance base of China Eastern Airlines from 1993 to 1997, the vice president of the aircraft maintenance base of the Company from 1997 to 1998, and president and deputy party secretary of the aircraft maintenance base of the Company from 1998 to 1999. Mr. Yang has been the chief engineer of the Company since December 1999. Since April 2002, he served as vice president of the Company and general manager of the Company's aircraft engineering department. Mr. Yang graduated from the Nanjing University of Aeronautics and Astronautics with a major in aircraft manufacture and holds the title of Senior Engineer.

Mr. Zhou Liguo is currently a vice president of the Company. He joined the civil aviation industry in 1981, and attended the Air Force Changchun First Reserve Flight School from 1966 to 1967 and the Harbin First Navigation School from 1967 to 1969. Mr. Zhou performed his military service with the 34th Division of the Air Force from 1969 to 1981, and served as squadron leader in the 5th Fleet of the Civil Aviation from 1984 to 1988. Mr. Zhou was deputy fleet leader of China Eastern Airlines' Shanghai Fleet from 1988 to 1992, and leader of the said fleet from 1992 to 1997. From 1997 to 2000, he served as general manager and deputy party secretary of the Company's General Flight Department. In 2000 he became assistant president of the Company, and from 2000 to 2003 he served as president and deputy party secretary of China Cargo Airlines Limited. Mr. Zhou was the Company's chief economic official from December 2003 to April 2004. He became a vice president of the Company since April 2004. Mr. Zhou received university education and holds the title of First Class Pilot.

Mr. Zhang Jianzhong is a vice president of the Company. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the Shanghai Civil Aviation Planning Bureau. From December 1987 to April 1987, he was the deputy director of the planning department of Shanghai Hongqiao International Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of China Eastern Airlines Corporation Limited. From April 1999 to April 2003, he was the Assistant to the President of China Eastern Airlines Corporation Limited. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of the Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of the Company. From April 2003 to June 2004, he was the chief economic official of China Eastern Airlines Corporation Limited. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of the Company. From June 2004 to the present, he has been a vice president of China Eastern Airlines Corporation Limited. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and Professional Study in Economics and Management at Fudan University, from which he obtained a master's degree.

Mr. Tong Guozhao is a vice president of the Company. Mr. Tong joined the civil aviation industry in 1980. From January 1980 to May 1992, Mr. Tong had been the deputy pilot, chief pilot and captain respectively of the flight team of Urumqi Civil Aviation Bureau. From May 1992 to April 1997, he had been the captain, sub-team leader, deputy squadron leader and squadron leader of the Shanghai Flight Team of China Eastern Airlines

Corporation. From April 1997 to May 1998, he was a vice president of the Shanghai Flight Team of China Eastern Airlines Corporation Limited. From May 1998 to March 2001, he was the president of the Safety Monitoring Department of China Eastern Airlines Corporation Limited. From March 2001 to January 2004, he was the president of the Anhui branch company of China Eastern Airlines Corporation Limited. From January 2004 to September 2004, he was the president of the China Cargo Airlines Corporation Limited and deputy party secretary. From September 2004 to April 2005, he was the president of China Eastern Airlines Corporation Limited cum president of the Operation Control Centre. Since April 2005, he has been a vice president of China Eastern Airlines Corporation Limited. Mr. Tong graduated from the Civil Aviation School and holds the title of Second Class Pilot.

Mr. Luo Weide is the Company's chief financial officer. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1979 to 1991 he successively served as department head and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. Since 2000 he has been chief financial officer of the Company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master's degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

Changes in the Members of the Board of Directors and Management Personnel

Mr. Chen Quanxin would no longer serve as a Director of the Company.

The Company held a Board meeting on October 28, 2004 to elect Mr. Li Fenghua as the Chairman of the Board of Directors of the Company and Mr. Ye Yigan would no longer serve as the Chairman of the Board of Directors.

On the third meeting of the third Board meeting of the Company, nomination took place which was passed by the Company's 2003 Annual General Meeting for the appointment of Mr. Luo Zhuping as the Director of the Company, and the appointment of Mr. Wu Baiwang as an Independent Director of the Company.

On September 3, 2004, a Board meeting was held and it was resolved that Mr. Luo Chaogeng be appointed as the President of the Company. On April 5, 2004 a Board meeting of the Company was held and it was resolved that Mr. Zhou Liguo be appointed as Vice President of the Company. On June 2, 2004 a Board meeting of the Company was held and it was resolved that Mr. Zhang Jianzhong be appointed as Vice President of the Company. On April 1, 2005 a Board meeting of the Company was held and it was resolved that Mr. Tong Guozhao be appointed as Vice President of the Company.

Shareholdings of Directors, Chief Executive, Supervisors and Senior Management

Save as disclosed above, as at December 31, 2004, none of the Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which any of such Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates were taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the then Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules then in force (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

In 2004 and as at December 31, 2004, none of the Directors, chief executives, Supervisors, senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for share capital or debt securities of the Company.

Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors had a material interest directly or indirectly in any contract of significance to which the Company or any of its subsidiaries was a party during the year (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules then in force and applicable at that time).

Remuneration of Directors and Supervisors

Details of remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRS.

Employees

As at December 31, 2004, the Group had 20,817 employees, a majority of them worked in the PRC.

Medical Insurance

In January 2001, the Group joined the medical insurance scheme promulgated by the Shanghai Municipal Government. The Group and its employees contribute approximately 12% and 2% respectively of the employees' basic salaries to the scheme. The Group has no other obligation for the payment of medical expenses other than the above-mentioned contributions. The Group believes that its contributions to such scheme will not have significant impact on the operation and the financial aspects of the Group.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2004 are set out in notes 26 to 27 to the financial statements prepared in accordance with IFRS.

Interest Capitalized

Interest capitalized for the Group as calculated in accordance with IFRS for the year ended December 31, 2004 was RMB57.12 million.

Fixed Assets

Movements of fixed assets of the Company and the Group during the year are summarized in note 12 to the financial statements prepared in accordance with IFRS.

Reserves

Details of movements in reserves of the Company and the Group for the year ended December 31, 2004 are set out in note 29 to the financial statements prepared in accordance with IFRS.

Statutory Common Welfare Fund

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 29(c) to the financial statements prepared in accordance with IFRS.

Donations

During the year, the Group made donations for charitable purposes amounting to RMB480 thousand.

Employees' Retirement Scheme

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 33 to the financial statements prepared in accordance with IFRS.

Major Suppliers and Customers

As at December 31, 2004, the cost of aircraft and related materials from the Group's largest and five largest suppliers accounted for approximately 16.34% and 48.57%, respectively, of the total purchases of the Group. The aggregate percentage of sales attributable to the Group's five largest customers combined accounted for 7.81% of the Group's total sales in 2004.

China Eastern Airlines Group Corporation is interested in 55% of Shanghai Dongmei Air Travel Company Limited, one of the top five customers, since May 2003, whereas the Company is interested in 45%. In 2004, the air ticket sales which the Group delegated Dongmei Air Travel Company Limited as its agent accounted for approximately 1.96% of the total sales of the Group.

Except as disclosed above, none of the Directors, Supervisors or any of their respective associates nor any shareholder to the knowledge of the Directors holding 5% or more of the Company's share capital had any interest in any of the above mentioned suppliers and customers.

Material Contracts

(1) On April 28, 2004, the Company entered into an agreement for the sales of 24 commercial aircraft spare engines and 17 agreements for the leasing of 17 commercial aircraft spare engines with an independent third party. The transaction under the sales contract amounted to approximately RMB745 million. After the sales, the Company leased back 17 of the commercial aircraft spare engines in the form of operating leases for, in respect of one of the engines, a term of 4 years, and in respect of the other 16, terms of 7 years. For details, please refer to the announcement of the Company dated May 4, 2004.

(2) On October 9, 2004, the Company entered into an aircraft purchase agreement with Airbus SAS (空中客車公司) to purchase 20 A330-300 aircraft. The market price in the contract ranged from US$162.9 million to US$170.1 million per aircraft. The delivery is scheduled to take place from 2006 to 2008. For details, please refer to the announcement of the Company dated October 13, 2004.

(3) On December 23, 2004, the Company entered into an aircraft purchase agreement with the Boeing Company to purchase six 737-700 aircraft. The contract price amounted to approximately RMB2,000 million. The delivery is schedule to commence in January 2006 and be completed by August 2006. For details, please refer to the announcement of the Company dated December 23, 2004.

(4) Details of material contracts entered into subsequent to the balance sheet date are set out in note 42 to the financial statements prepared in accordance with IFRS.

AGM and Board Meetings

AGM

The 2003 Annual General Meeting of the Company was held on June 18, 2004 at Function Room 2, Grand Ballroom, Shanghai Marriott Hotel Hongqiao, 2270 Hongqiao Road, Shanghai, the PRC to consider the resolutions proposed by the Board of Directors, and approved by way of ordinary resolutions: the working report of the Board of Directors for 2003; the working report of the Supervisory Committee for 2003; the audited financial report and final accounts for 2003; the profit appropriation proposal for 2003; the appointment of both domestic and overseas accountants for the Company; the proposal for the election of the 4th Board of Directors of the Company; the proposal for the election of the 4th Supervisory Committee. Certain provisions of the Articles of Association of the Company were amended by way of special resolution.

Board Meetings

During 2004 the Company's Board of Directors held five regular meetings and passed, among other resolutions, the following resolutions:

Reviewing and approving the Company's financial budget and investment proposal for 2004; reviewing and approving the Company's working report of the President for 2003, the audited financial report for 2003, profit appropriation proposal (considering the cash flow and the continuing operation of the Company for 2003, it has been resolved that no profit shall be distributed for the year 2003 and no increase in capital reserve shall be made for the period) and the announcement of its results; reviewing and approving the sale of its 65% of shareholding in Luqi (Jinan) Eastern Airlines Food Company Limited to Eastern Air Catering Company Limited; reviewing and approving the resolution that the undistributed profit of Civil Aviation Huadong Kaiye System Integration Company Limited be transferred as an increase in capital; reviewing and approving a motion to propose to the shareholders' meeting the re-appointments of Shanghai Zhonghua Certified Public Accounts and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong as the Company's domestic and overseas auditors for 2004; reviewing and approving the resolution to appoint Mr. Zhou Liguo as the Vice President of the Company; reviewing and approving the report and financial report for the first quarter of 2004, and the resolution to amend certain provisions of the Articles of Association for submission to the shareholders' general meeting for 2003, for its reviewing and approving; the nomination of Messrs Ye Yegan, Li Fenghua, Cao Jianxiong, Wan Mingwu, Zhong Xiong and Luo Zhuping as the candidates for the 4th Board of Directors of the Company, nomination of Messrs Xie Rong, Hu Honggao, Zhou Ruijin, Peter Lok and Wu Baiwang as candidates of the Supervisory Committee, and submission to the shareholders' general meeting for the year 2003 for reviewing; reviewing the resolution to convene shareholders' general meeting for the year 2003; reviewing and approving the interim financial report and the draft of the announcement of the interim result for the year 2004; reviewing the resolution to accept the resignation of Mr. Ye Yigan as the Chairman of the Board of Directors of the Company and election of Mr. Li Fenghua as the Chairman of the Board of Directors of the Company.

Connected Transactions

On February 18, 2004, the Company entered into an agreement (the "CEA Real Estate Agreement") with CEA Holding, its holding company, in relation to the establishment of 東航房地產投資有限公司 (China Eastern Real Estate Investment Co. Ltd.) ("CEA Real Estate"), a limited liability company established under the laws of PRC for an initial term of 15 years. The registered capital of CEA Real Estate is RMB100,000,000, which is interested as to 95% by CEA Holding and 5% by the Company. Under the CEA Real Estate Agreement, the Company has made its capital contribution in the amount of RMB5,000,000 (representing 5% of CEA Real Estate's registered capital) towards CEA Real Estate by way of cash. CEA Real Estate is engage in the principal business of real estate (including the development and selling of commercial premises and property leasing) in Shanghai, the PRC. The Company's investment in CEA Real Estate has been accounted for in the Company's accounts as an investment item. As the property market in Shanghai has been developing steadily, the Board believes that the Company's investment in CEA Real Estate will enhance the Company's returns on its investments and, hence, will be beneficial to the Company and its shareholders. As CEA Holding is the controlling shareholder of the Company, CEA Holding is a connected person of the Company and, hence, the establishment of CEA Real Estate by CEA Holding and the Company pursuant to the CEA Real Estate Agreement constitutes a connected transaction for the Company under Rule 14.23(1)(a) of the then applicable Listing Rules. As such connected transaction falls within the de-minimis provision under Rule 14.25(1) of the then applicable Listing Rules, it is not subject to shareholders' approval. For details, please refer to the announcement of the Company dated February 18, 2004.

As CEA Holding holds approximately 61.64% of the issued share capital of the Company, certain transactions entered into between the Group and CEA Holding and its associates constitute connected transactions for the Company under the Listing Rules.

Details of the Group's continuing connected transactions with the Company's connected persons (as defined in the Listing Rules) during the year ended December 31, 2004 are set out in note 38 to the financial statements prepared in accordance with IFRS.

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2004 and confirmed that:-

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within China) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the transactions have been entered into either (i) in accordance with the terms of the agreement governing each such connected transaction or (ii) (where there is no such agreement) on terms no less favourable than terms available to third parties.

In respect of each continuing connected transaction disclosed in note 38 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements then applicable under the Listing Rules then in force or a waiver from such requirements has been obtained from the Stock Exchange.

Details of the other related party transactions entered by the Group during the year ended December 31, 2004 are set out in note 38 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.

Waiver from Compliance with the Listing Rules

Pursuant to Rule 14.04(8) of the Listing Rules which took effect immediately before March 31, 2004, the Stock Exchange has granted to the Company a waiver from strict compliance with the provisions of Chapter 14 of the Listing Rules then in force and applicable, which related to notifiable transactions, in relation to the acquisition or disposal of aircraft. The major terms of the waiver are summarized as follows:

(a) instead of the normal tests under Chapter 14 of the Listing Rules then in force and applicable, the tests for the Company are made by reference to the Available Tonne Kilometers ("ATKs") for aircraft being acquired or disposed of as compared to the Company's aggregate fleet ATKs;

(b) the proposed test replaces the relevant net asset test and the consideration test only, while the net profit and equity capital tests under Chapter 14 of the Listing Rules then in force and applicable still apply;

(c) the calculation of ATKs is as follows:

(i) fleet ATKs are the aggregate actual ATKs for all aircraft in the Company's fleet for the last financial year as disclosed in the Company's annual report;

(ii) ATKs for aircraft being disposed of are based on actual ATKs of the aircraft for the previous two financial years; and

(iii) ATKs for aircraft being acquired are based on the historical operating data for the type of aircraft. Where the aircraft to be acquired is of a new type, the ATKs are estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry;

(d) the Company's ATKs figure would be disclosed in the Company's annual report and reviewed by auditors who would confirm on an annual basis that the Company's ATKs are calculated correctly and consistently;

(e) for the purposes of making the test stated in (a) above, all acquisitions and disposals for the last 12 months are aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction pursuant to the rules set out herein;

(f) the thresholds for classifying a transaction as a discloseable, major or very substantial acquisition are $33^1/_3$%, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction);

(g) where the transaction is a discloseable transaction, disclosure takes the form of a press announcement complying with Rule 14.14 of the Listing Rules then in force and applicable and details of the transaction are to be set out in the Company's annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the applicable provisions of Chapter 14 of the Listing Rules then in force apply;

(h) an option to acquire aircraft is not treated as acquisition while the exercise of such an option is treated as acquisition of an aircraft;

(i) the Company shall disclose in its annual reports and interim reports the following information:

(i) regarding future deliveries of aircraft, details of aircraft on order including the number and type, and the years in which such aircraft are scheduled to be delivered;

(ii) the number and type of aircraft which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the report relates; and

(j) should there be any change in control of the Company, the Stock Exchange will need to reconsider whether the waiver continues to be appropriate.

In relation to future deliveries of aircraft, as at December 31, 2004, the following are details of aircraft on order which are scheduled to be delivered:

Type of aircraft	Number of aircraft	Year to be delivered
A320	5	2005
A321	2	2005
B737-800	3	2005
ERJ-145	3	2005
A330-300	7	2006
A330-200	3	2006
A319	3	2006
B737-700	6	2006
ERJ-145	2	2006

* Except for three Boeing B737-800 aircraft to be acquired under operating leases, the other aircraft will be purchased by the Company.

As at the date of this report, the Directors are not aware of any aircraft which are subject to options exercisable during a period of not less than 12 months from December 31, 2004.

Staff Quarters

Details of the Group's staff quarters are set out in note 34 to the financial statements prepared in accordance with IFRS.

Material Litigation

The Group was not involved in any material litigation or arbitration in the year ended December 31, 2004.

Special Auditing Opinion and Independent Directors' Opinion

Shanghai Zhonghua Certified Public Accountants have performed a special auditing work and issued special auditing opinion on the fund transfer between the Company, its controlling shareholder and other related parties, as required by the relevant requirements of the *China Securities Regulatory Commission*.

Independent directors of the Company have performed an auditing work and issued independent opinion on the guarantees the Company has provided, as required by the relevant requirements of the China Securities Regulatory Commission. The Company has strictly observed relevant laws and regulations as well as its article of association while it has also imposed strict control on the guarantees provided. As of December 31, 2004, none of the Company and its subsidiaries has provided any guarantee to the Company's controlling shareholder and other related parties, other non-legal person entity units and individuals.

Auditors

PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and Shanghai Zhonghua Certified Public Accountants (registered accountants in the PRC) were the Company's international and domestic auditors in 2004, respectively.

On behalf of the Board

Li Fenghua
Chairman of the Board

Shanghai, China
April 12, 2005



Dear Shareholders,

In 2004, the members of the Supervisory Committee of the Company ("Supervisory Committee"), basing themselves on the powers bestowed upon them by the Company Law and the Company's articles of association and their sense of responsibility toward all the shareholders, actively carried out their tasks, faithfully performed their supervisory duties and protected the legitimate rights and interests of the Company and of all the shareholders.

The Supervisory Committee held a meeting on April 5, 2004 during which it examined the Company's 2003 financial statement and connected transactions, adopted the Supervisory Committee's 2003 Work Report, and resolved that it will be put forwarded to the 2003 Annual General Meeting of the Company for deliberation. The Supervisory Committee is of the view that the financial report of the Company for the year 2003 has truly reflected the financial position and operating result of the Company, and that the audit opinions submitted by PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and Shanghai Zhonghua Certified Public Accountants are objective and fair. All the members of the Supervisory Committee attended every meeting of the Board of Directors held during the year, monitored whether the strategic decisions of the Board were made in accordance with relevant laws, regulations and the Company's articles of association, the long-term development of the Company and the overall interest of all the shareholders, and supervised the Company's financial affairs and the performance by the Company's directors and senior executives of their duties.

During the year, the Company's policy making process was in compliance with the laws and its operations compliant. The directors and senior executives faithfully performed their duties and diligently and dutifully carried out their work in the greater interests of the Company and ensured that the Company's results continued to increase.

The Supervisory Committee has carefully reviewed financial information such as the financial report and the profit distribution scheme to be submitted to the 2004 Annual General Meeting for deliberation, and found no problems with these submissions. After examination, the Supervisory Committee did not discover any acts of insider trading in the Company's purchase or sale of assets, or any actions of the directors, presidents or other senior executives in carrying out their duties that in any way violated laws, regulations, or the articles of association of the Company or were prejudicial to the interests of the Company.

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise and perform the powers bestowed upon it by the Company's articles of association, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. While stressing efficiency, it will continue to explore monitoring and control mechanisms which are of benefit in protecting and promoting the Company's development.

The Supervisory Committee is extremely grateful for the continuous strong support for its work offered by all the shareholders, directors, staff and workers.

On behalf of
the Supervisory Committee

Li Wenxin
Chairman of the Supervisory Committee

Shanghai, China
April 12, 2005

PRICEWATERHOUSECOOPERS

TO THE SHAREHOLDERS OF CHINA EASTERN AIRLINES CORPORATION LIMITED

(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated balance sheet of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (the "Group") as at 31 December 2004, and the related consolidated income statement, consolidated cashflow statement and consolidated statement of changes in shareholders' equity for the year then ended, and the balance sheet of the Company as at 31 December 2004. These financial statements set out on pages 57 to 120 are the responsibility of the Company's management. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Group and the Company as at 31 December 2004, and of the results of the Group's operations and cashflows for the year then ended in accordance with International Financial Reporting Standards, and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 12 April 2005

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

	Note	2004 RMB'000	2003 RMB'000
Traffic revenues			
Passenger		**15,357,614**	10,261,027
Cargo and mail		**4,428,360**	3,186,984
Other operating revenues		**1,252,802**	829,147
Turnover	3	**21,038,776**	14,277,158
Other operating income, net	4	**154,422**	60,890
Operating expenses			
Wages, salaries and benefits	5	**(1,865,879)**	(1,449,054)
Take-off and landing charges		**(3,019,742)**	(2,254,456)
Aircraft fuel		**(5,429,658)**	(3,044,956)
Food and beverages		**(758,046)**	(541,669)
Aircraft depreciation and operating leases		**(3,672,133)**	(2,851,047)
Other depreciation, amortisation and operating leases		**(495,916)**	(495,079)
Aircraft maintenance		**(1,396,283)**	(1,329,304)
Commissions		**(772,219)**	(465,147)
Office and administration		**(1,337,850)**	(1,057,500)
Others		**(966,295)**	(628,373)
Total operating expenses		**(19,714,021)**	(14,116,585)
Operating profit		**1,479,177**	221,463
Non-operating income	38(c)(ii)	**133,029**	–
Finance costs, net	6	**(762,687)**	(782,783)
Share of results before tax of associates	16	**(4,112)**	(28,511)
Profit/(loss) before taxation	7	**845,407**	(589,831)
Income tax expenses	9(a)	**(181,224)**	(247,554)
Profit/(loss) after taxation		**664,183**	(837,385)
Minority interests	32	**(150,108)**	(112,431)
Profit/(loss) attributable to shareholders		**514,075**	(949,816)
Earnings/(loss) per share			
– basic and diluted	10	**RMB0.11**	(RMB0.20)

Consolidated Balance Sheet

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2004

	Note	2004 RMB'000	2003 RMB'000
Non-current assets			
Fixed assets	12	**30,220,319**	26,838,903
Construction in progress	13	**188,654**	219,788
Lease prepayments	14	**828,808**	847,319
Investments in associates	16	**656,190**	626,084
Goodwill and negative goodwill	17	**36,303**	38,505
Advances on aircraft and flight equipment	18	**2,678,603**	2,239,893
Other long-term receivables and investments	19	**2,202,606**	1,962,362
Deferred tax assets	30	**395,465**	399,771
Derivative assets	40	**11,571**	2,814
		37,218,519	33,175,439
Current assets			
Flight equipment spare parts less allowance for obsolescence (2004: RMB471,750,000 ; 2003: RMB400,534,000)		**523,186**	552,172
Trade receivables less allowance for doubtful accounts (2004: RMB94,147,000 ; 2003: RMB83,663,000)	20	**1,462,672**	1,325,677
Prepayments, deposits and other receivables	21	**1,108,964**	1,371,043
Cash and cash equivalents		**2,114,447**	1,582,780
		5,209,269	4,831,672
Current liabilities			
Trade payables	22	**64,718**	109,242
Notes payables	22	**838,337**	756,490
Sales in advance of carriage		**719,957**	926,453
Other payables and accrued expenses	23	**5,353,649**	4,299,989
Current portion of obligations under finance leases	25	**1,189,648**	1,692,084
Current portion of long-term bank loans	26	**3,193,432**	2,250,734
Tax payable		**162,606**	106,113
Short-term bank loans	27	**6,188,919**	4,631,918
		17,711,266	14,773,023
Net current liabilities		**(12,501,997)**	(9,941,351)
Total assets less current liabilities		**24,716,522**	23,234,088

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2004

	Note	2004 RMB'000	2003 RMB'000
Share capital	28	**4,866,950**	4,866,950
Reserves	29	**2,015,294**	1,515,201
Total capital and reserves		**6,882,244**	6,382,151
Minority interests	32	**831,208**	522,713
Non-current liabilities			
Obligations under finance leases	25	**7,472,638**	5,408,802
Long-term bank loans	26	**7,542,828**	8,972,189
Deferred tax liabilities	30	**752,917**	740,112
Accrued aircraft overhaul expenses	24	**175,960**	191,384
Long-term portion of other payable	31	**100,204**	121,860
Post-retirement benefit obligations	33(b)	**562,632**	545,771
Long-term portion of staff housing allowances	34(b)	**276,248**	254,669
Derivative liabilities	40	**119,643**	94,437
		17,003,070	16,329,224
		24,716,522	23,234,088

These financial statements have been approved for issue by the Board of Directors on 12 April 2005.

Li Fenghua
Director

Wan Mingwu
Director

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2004

	Note	2004 RMB'000	2003 RMB'000
Non-current assets			
Fixed assets	12	**25,625,117**	22,383,760
Construction in progress	13	**77,534**	92,520
Lease prepayments	14	**396,481**	405,204
Investments in subsidiaries	15	**2,761,508**	3,808,615
Investments in associates	16	**625,964**	590,601
Goodwill and negative goodwill	17	**36,303**	38,505
Advances on aircraft and flight equipment	18	**2,678,603**	2,239,893
Other long-term receivables and investments	19	**2,181,581**	1,925,548
Deferred tax assets	30	**344,711**	349,318
Derivative assets	40	**11,571**	2,814
		34,739,373	31,836,778
Current assets			
Flight equipment spare parts less allowance for obsolescence (2004: RMB456,091,000; 2003: RMB393,105,000)		**492,977**	517,802
Trade receivables less allowance for doubtful accounts (2004: RMB87,994,000; 2003: RMB 77,967,000)	20	**927,093**	845,504
Prepayments, deposits and other receivables	21	**819,994**	1,122,511
Cash and cash equivalents		**921,252**	645,985
		3,161,316	3,131,802
Current liabilities			
Trade payables	22	**61,627**	65,420
Notes payables	22	**838,337**	658,901
Sales in advance of carriage		**711,441**	773,309
Other payables and accrued expenses	23	**4,685,598**	3,605,920
Current portion of obligations under finance leases	25	**1,189,648**	1,692,084
Current portion of long-term bank loans	26	**3,185,156**	2,250,734
Short-term bank loans	27	**4,255,919**	3,971,918
		14,927,726	13,018,286
Net current liabilities		**(11,766,410)**	(9,886,484)
Total assets less current liabilities		**22,972,963**	21,950,294

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2004

	Note	2004 RMB'000	2003 RMB'000
Share capital	28	**4,866,950**	4,866,950
Reserves	29	**1,350,272**	970,963
Total capital and reserves		**6,217,222**	5,837,913
Non-current liabilities			
Obligations under finance leases	25	**7,472,638**	5,408,802
Long-term bank loans	26	**7,520,481**	8,972,189
Deferred tax liabilities	30	**685,114**	663,954
Accrued aircraft overhaul expenses	24	**133,011**	138,310
Long-term portion of other payable	31	**100,204**	121,860
Post-retirement benefit obligations	33(b)	**472,174**	470,429
Long-term portion of staff housing allowances	34(b)	**252,476**	242,400
Derivative liabilities	40	**119,643**	94,437
		16,755,741	16,112,381
		22,972,963	21,950,294

These financial statements have been approved for issue by the Board of Directors on 12 April 2005.

Li Fenghua
Director

Wan Mingwu
Director

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

	2004 RMB'000	2003 RMB'000
Cash flows from operating activities:		
Profit/(loss) after taxation before minority interests	**664,183**	(837,385)
Adjustments to reconcile profit/(loss) attributable to shareholders to net cash from operating activities:		
Depreciation of fixed assets	**2,282,195**	1,974,462
Losses on disposal of aircraft and flight equipment	**40,564**	28,767
(Gains)/losses on disposals of other fixed assets	**(13,001)**	4,811
Fair value gains on short-term investments	**(5,235)**	(21,920)
Amortisation of lease prepayments	**18,414**	20,049
Provision for post-retirement benefits	**24,611**	20,844
Amortisation of goodwill and negative goodwill	**2,202**	2,202
Interest income (including amortisation of bond discount)	**(129,020)**	(147,846)
Interest expenses	**870,988**	860,304
Provision for income tax	**160,502**	124,530
Share of results after tax of associates	**5,256**	32,738
Foreign exchange (gains)/losses	**(40,168)**	77,850
Movements in:		
Flight equipment spare parts	**28,986**	4,204
Trade receivables	**(136,995)**	(360,451)
Prepayments and other receivables	**(361,345)**	197,006
Trade payables	**(44,524)**	44,719
Sales in advance of carriage	**(206,496)**	225,739
Other payables and accrued expenses	**1,069,237**	1,759,628
Interest accrued on a long-term payable	**8,344**	9,610
Deferred taxation	**19,578**	118,797
Long-term portion of accrued aircraft overhaul expenses	**(15,424)**	(52,300)
	3,578,669	4,923,743
Cash generated from operations	**4,242,852**	4,086,358
Interest paid	**(872,738)**	(860,304)
Income tax paid	**(104,009)**	(62,977)
Net cash inflow from operating activities	**3,266,105**	3,163,077

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

	2004 RMB'000	2003 RMB'000
Cash flows from investing activities:		
Additions of aircraft and flight equipment	(1,206,508)	(5,560,406)
Instalment payment for acquisition of an airlines business	(30,000)	(30,000)
Proceeds on disposals of aircraft, flight equipment, other fixed assets and equipment	667,824	91,940
Purchase of buildings, other fixed assets and equipment	(319,337)	(216,211)
Additions of construction in progress	(178,065)	(249,737)
Investments in associates	(12,673)	(327,252)
Advances on aircraft and flight equipment	(2,076,990)	(1,295,656)
Repayments of advances on aircraft and flight equipment	80,000	–
Proceeds from maturity of US Treasury zero coupon bonds	585,736	–
Increase in long-term bank deposits	(51,108)	(64,255)
Purchase of short-term investments	(270,350)	–
Proceeds from disposals of short-term investments	275,585	311,920
Interest received	71,900	104,243
Net decrease/(increase) in short-term deposits with original maturities over three months	31,424	(69,246)
Net cash outflow from investing activities	(2,432,562)	(7,304,660)
Cash flows from financing activities:		
Proceeds from short-term bank loans	8,988,970	10,920,917
Repayments of short-term bank loans	(7,431,931)	(10,815,508)
Proceeds from long-term bank loans	2,155,310	5,606,107
Repayments of long-term bank loans	(2,647,930)	(898,022)
Principal repayments of finance lease obligations	(1,617,001)	(1,400,749)
Proceeds from notes payables	1,347,786	1,254,030
Repayments of notes payables	(1,265,939)	(908,790)
Capital injection from minority shareholders	218,387	5,765
Dividends paid to minority shareholders	(60,000)	–
Net cash (outflow)/inflow from financing activities	(312,348)	3,763,750
Net increase/(decrease) in cash and cash equivalents	521,195	(377,833)
Cash and cash equivalents at 1 January	1,582,780	1,944,525
Exchange adjustment	10,472	16,088
Cash and cash equivalents at 31 December	2,114,447	1,582,780

Consolidated Statement of Changes in Shareholders' Equity

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

	Share capital (note 28) RMB'000	Other reserves (note 29) RMB'000	Retained profits (note 29) RMB'000	Total RMB'000
Balance at 1 January 2003	4,866,950	1,004,655	1,507,498	7,379,103
Net gains/(losses) not recognised in the income statement				
Unrealised losses on cashflow hedges	–	(62,810)	–	(62,810)
Realised losses on cashflow hedges	–	13,156	–	13,156
Release of reserves upon disposals of aircraft	–	(14,269)	16,787	2,518
	–	(63,923)	16,787	(47,136)
Loss attributable to shareholders	–	–	(949,816)	(949,816)
Transfer from retained profits to other reserves	–	72,510	(72,510)	–
Balance at 31 December 2003 and 1 January 2004	**4,866,950**	**1,013,242**	**501,959**	**6,382,151**
Net losses not recognised in the income statement				
Unrealised losses on cashflow hedges	–	(5,143)	–	(5,143)
Realised gains on cashflow hedges	–	(8,839)	–	(8,839)
	–	(13,982)	–	(13,982)
Profit attributable to shareholders	–	–	514,075	514,075
Transfer from retained profits to other reserves	–	67,136	(67,136)	–
Balance at 31 December 2004	**4,866,950**	**1,066,396**	**948,898**	**6,882,244**

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

1. Corporate Information

China Eastern Airlines Corporation Limited (the "Company") was incorporated in the People's Republic of China ("PRC") as a joint stock company limited by shares on 14 April 1995. The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise. The Company and its subsidiaries (the "Group") are principally engaged in the operation of civil aviation, air cargo, postal delivery and other extended transportation services.

2. Principal Accounting Policies

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). In preparing these financial statements, appropriate restatements have been made to the Group's statutory accounts to conform with IFRS.

The consolidated financial statements have been prepared under historical cost convention as modified by the revaluation of fixed assets, short-term investments and derivative financial instruments.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

(b) Group accounting

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(b) Group accounting (Cont'd)

(i) Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See note 2(m) for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Minority interests represent the interests of outside members in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses.

(ii) Associates

Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(b) Group accounting (Cont'd)

(ii) Associates (Cont'd)

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

(c) Foreign currency translation

The Group maintains its books and records in Renminbi ("RMB") which is the measurement currency of the Group. Transactions in foreign currencies are translated at the applicable rates of exchange prevailing at the dates of the transactions, quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies are translated into RMB at the rates prevailing at the balance sheet date as quoted by the People's Bank of China. Exchange differences are included in the income statement, except when deferred in equity as qualifying cashflow hedges.

(d) Revenue recognition and sales in advance of carriage

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is included in the current liabilities as sales in advance of carriage.

Revenues from other operating businesses, including income derived from the provision of ground services and commission income are recognised when services are rendered. Commission income includes amounts earned from other carriers in respect of sales made by the Group's agents. The related commission payable to agents are included as commission expenses in the income statement in the period that revenue is recognised. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

Revenues are presented net of business tax.

Interest income is recognised on a time-proportionate basis.

Rental income from subleases is recognised on a straight-line basis over the terms of the respective leases.

(e) Segmental reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(e) Segmental reporting (Cont'd)

In respect of the geographical segment, the analysis of turnover and operating profit by geographical segment is based on the following criteria:–

(i) Traffic revenue from domestic services within the PRC (excluding Hong Kong Special Administrative Region ("Hong Kong")) is attributed to the domestic operation. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is attributed to the geographical area in which the relevant overseas origin or destination lies.

(ii) Other operating revenues from ticket handling services, airport ground services and other miscellaneous services are attributed on the basis of where the services are performed.

(f) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefit for employees organised by the municipal governments of respective provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(g) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, the present value of estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhaul comprise mainly labour and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

All other routine repairs and maintenance costs incurred in restoring such fixed assets to their normal working condition are charged to the income statement as and when incurred.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(h) Government grant

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the fixed assets are included in non-current liabilities as other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(i) Taxation

The Group provides for taxation on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the Group operates.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is measured using tax rates enacted, or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(j) Fixed assets

(i) Fixed assets are recognised initially at cost which comprises purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to the initial recognition, fixed assets are stated at revalued amount less accumulated depreciation and accumulated impairment losses. Independent valuations are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where these are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged.

(ii) Depreciation of fixed assets is calculated on the straight-line method to write off the cost or revalued amount of each asset to their residual value over their estimated useful lives. The estimated useful lives used for the calculation of annual depreciation charges are as follows:–

Aircraft	–	20 years
Flight equipment		
– Engines	–	20 years
– Other flight equipment	–	20 years
Buildings	–	15 to 35 years
Other fixed assets and equipment	–	5 to 20 years

(iii) Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit. When revalued assets are sold, the amounts included in revaluation reserves are transferred to retained earnings.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(k) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and plant and equipment pending installation. This includes the costs of construction and acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and put into use.

(l) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of land use rights on a straight-line basis.

(m) Goodwill and negative goodwill

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate at the date of acquisition.

Goodwill arising from a business combination is presented as cost less accumulated amortisation and accumulated impairment losses. Amortisation is made using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies. At each balance sheet date, the Group assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

(ii) Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired subsidiary or associate over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill.

To the extent that negative goodwill relates to expected future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of those assets. Negative goodwill in excess of the fair values of those assets is recognised in the income statement immediately.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(m) Goodwill and negative goodwill (Cont'd)

(ii) Negative goodwill (Cont'd)

At each balance sheet date, the Group assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amounts exceeds the recoverable amount.

The gain or loss on disposals of an entity includes the carrying amount of goodwill relating to the entity sold.

(n) Advances on aircraft and flight equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and flight equipment in future years are capitalised along with attributable interests, and transferred to fixed assets upon delivery of the aircraft.

(o) Borrowing costs

Interest attributable to funds used to finance the acquisition of new aircraft and construction of major ground facilities is capitalised as an additional cost of the related asset. Interest is capitalised at the Group's weighted average interest rate on borrowings or, where applicable, the interest rate related to specific borrowings during the period of time that is required to complete and prepare the asset for its intended use.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(p) Long-term bank deposits

Long-term bank deposits placed to secure future lease obligations are classified as held-to-maturity financial assets and measured at amortised cost.

(q) Impairment

Fixed assets and other non-current assets, including goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cashflows.

(r) Flight equipment spare parts

Flight equipment spare parts are carried at weighted average cost less allowance for obsolescence.

(s) Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the present value of expected cashflows, discounted at the effective interest rate.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(t) Cash and cash equivalents

Cash and short-term highly liquid investments, which are readily convertible into cash and have original maturities of three months or less at the date of acquisition, are classified as cash and cash equivalents.

(u) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(v) Leases

(i) A Group company is the lessee

Leases of fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leased assets are depreciated using the straight-line method over their expected useful lives to residual values.

Leases of assets under which a significant portion of the lease risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

(ii) A Group company is the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(w) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either (1) a hedge of the fair value of a recognised asset or liability (i.e. fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (i.e. cashflow hedge).

Derivative financial instrument that does not qualify for hedge accounting is accounted for as trading instrument and any unrealised gain or loss, being changes in fair value of the derivative, is recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instrument that qualifies for hedge accounting and is designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, is accounted for as follows:–

(i) the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective part of any gain or loss is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecasted transaction ultimately occurs. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(x) Dividend

Dividend distribution to the Company's shareholders is recongised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

2. Principal Accounting Policies (Cont'd)

(y) Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

3. Revenues and Turnover

The Group is principally engaged in the provision of domestic, Hong Kong and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of business tax and civil aviation infrastructure levies.

	Group	
	2004	2003
	RMB'000	RMB'000
Gross turnover	**21,566,944**	14,575,443
Less: Business tax (note (a))	**(528,168)**	(168,639)
Civil aviation infrastructure levies (note (b))	**–**	(129,646)
	21,038,776	14,277,158

(a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay PRC business tax. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC business tax, the Group's traffic revenues, commission income and ground service income are subject to PRC business tax levied at rates ranging from 3% to 5%.

(b) Prior to 1 May 2003, the civil aviation infrastructure levies were paid to Civil Aviation Administration of China ("CAAC"), at rates of 5% and 2% respectively for domestic and international or regional traffic revenues.

From 1 May 2003 to 31 March 2004, civil aviation infrastructure levies for all traffic revenues of the Group are waived by CAAC, in compensating for the airlines' losses on revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS").

Effective from 1 April 2004, in accordance with the related new policy promulgated by the PRC Government, civil aviation infrastructure levies are payable based on the route, aircraft model and tonne-kilometers, and the levies of RMB251,185,000 incurred for the year ended 31 December 2004 are recorded in the operating expenses.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

4. Other Operating Income, net

	Group	
	2004 RMB'000	2003 RMB'000
Rental income from operating subleases of aircraft (note 38(c)(i))	**121,480**	31,209
Government subsidy (note (a))	**73,506**	58,448
Losses on disposals of aircraft and engines (note (b))	**(40,564)**	(28,767)
	154,422	60,890

(a) In 2004, government subsidy was granted by the local government to the Company in consideration of the relocation of the Company's international flights and related facilities from Hongqiao Airport to Pudong International Airport. In 2003, the government subsidy was granted for compensation of SARS impact on airlines business.

(b) During the year, the Group disposed 17 engines (2003: three B737-200 aircraft) to a third party.

5. Wages, Salaries and Benefits

	Group	
	2004 RMB'000	2003 RMB'000
Wages, salaries and allowances	**1,590,722**	1,027,092
Contribution under defined contribution retirement schemes (note 33(a))	**194,200**	121,200
Post-retirement benefits (note 33(b)(iii))	**51,704**	40,299
Staff housing allowances (note 34(b))	**29,253**	260,463
	1,865,879	1,449,054
Average number of employees for the year ended	**19,666**	16,435

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

6. Finance Costs, Net

	Group 2004 RMB'000	Group 2003 RMB'000
Interest charged on obligations under finance leases	**339,276**	490,456
Interest on bank loans		
– wholly repayable within five years	**431,517**	265,955
– not wholly repayable within five years	**144,693**	180,291
	576,210	446,246
Net foreign exchange losses	**32,207**	62,179
Interest accrued on a long-term payable (note 31)	**8,344**	9,610
Interest on loans from an associate	**1,629**	6,396
Less: amounts capitalised into advances on aircraft and flight equipment (note 18)	**(57,120)**	(97,414)
	900,546	917,473
Interest income	**(129,020)**	(147,846)
	771,526	769,627
Fair value (gains)/losses on financial instrument		
– interests rate swap	**2,659**	5,010
– forward foreign exchange contract	**(11,498)**	8,146
	762,687	782,783

The capitalisation rates used for the year ended 31 December 2004 ranged between 3 months LIBOR+0.25% and 5.76% per annum (2003: 3 months LIBOR+0.25% and 5.76% per annum).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

7. Profit/(loss) before Taxation

	Group	
	2004	2003
	RMB'000	RMB'000
Profit/(loss) before taxation is stated after charging:–		
Depreciation of fixed assets		
– owned assets	**1,698,260**	1,396,739
– assets held under finance leases and for own use	**583,935**	577,723
Operating lease rentals		
– aircraft	**1,720,736**	1,238,012
– land and buildings	**146,704**	116,279
Amortisation of lease prepayments	**18,414**	20,049
Loss on disposals of other fixed assets	**–**	4,811
Amortisation of goodwill and negative goodwill	**2,202**	2,202
Consumption of consumables	**139,711**	86,009
Allowances for obsolescence of flight equipment spare parts	**73,406**	53,336
Allowances for doubtful accounts	**24,250**	19,229
Auditors' remuneration	**7,380**	7,380
and after crediting:–		
Gain on disposals of other fixed assets	**13,001**	–
Fair value gain on disposals of short-term investments	**5,235**	21,920

8. Emoluments of Directors, Supervisors and Senior Management

(a) Directors' and supervisors' emoluments comprise the following:–

	Group	
	2004	2003
	RMB'000	RMB'000
Emoluments for executive directors		
– salaries, allowances and benefits in kind	**202**	425
– bonuses	**269**	124
Emoluments for supervisors		
– salaries, allowances and benefits in kind	**127**	46
– bonuses	**113**	18
	711	613

During the year ended 31 December 2004, no directors and supervisors waived their emoluments (2003: nil).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

8. Emoluments of Directors, Supervisors and Senior Management (Cont'd)

(b) The five highest paid individuals of the Group are as follows:–

	Number of individuals	
	2004	2003
Directors	**1**	2
Non-directors and non-supervisors	**4**	3
	5	5

(c) The emoluments of the five highest paid individuals:–

One (2003: two) of the Group's five highest paid individuals in 2004 are executive directors whose remunerations are included in the directors' emoluments above. Details of the remuneration of the remaining four (2003: three) highest paid individuals are as follows:–

	Group	
	2004 RMB'000	2003 RMB'000
Salaries, allowances and benefits in kind	**981**	705
Bonuses	**431**	138
	1,412	843

During the year ended 31 December 2004, no emoluments were paid by the Group to the directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2003: nil).

9. Taxation

(a) Taxation is charged to the consolidated income statement as follows:–

	Group	
	2004 RMB'000	2003 RMB'000
Provision for PRC income tax - current year	**160,502**	124,530
Deferred taxation (note 30)	**19,578**	118,797
	180,080	243,327
Share of tax attributable to associates (note 16)	**1,144**	4,227
	181,224	247,554

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

9. Taxation (Cont'd)

(i) Pursuant to the Circular Hu Shui Er Cai (2001) No. 104 dated 22 October 2001 issued by local tax bureau, with retrospective effect from 1 July 2001, the Company is entitled to a reduced income tax rate of 15%.

(ii) The Company has two major subsidiaries, namely China Cargo Airlines Co., Ltd. ("China Cargo") and China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu"). Pursuant to the Circular (2000) No. 52 jointly issued by the Shanghai Municipal Financial Bureau and Shanghai Municipal State Tax Bureau, China Cargo is subject to a reduced income tax rate of 15%. CEA Jiangsu is subject to the standard PRC income tax rate of 33%.

(iii) The difference between the actual taxation charge in the consolidated income statement and the amounts which would result from applying the enacted tax rate to profit/(loss) before taxation can be reconciled as follows:–

	Group	
	2004 **RMB'000**	2003 RMB'000
Profit/(loss) before taxation	**845,407**	(589,831)
Tax calculated at enacted tax rate of 15%	**(126,811)**	88,475
Effect attributable to subsidiaries and associates charged at tax rate of 33%	**(24,902)**	(4,117)
Adjustments:–		
Expenses not deductible for tax purposes	**(35,428)**	(62,421)
Utilisation of previously unrecognised tax losses of the Company	**6,395**	–
Unrecognised tax losses of the Company	**–**	(258,515)
Unrecognised tax losses of associates	**(20,993)**	(14,821)
Utilisation of previously unrecognised tax losses of associates	**19,998**	–
Others	**517**	3,845
Tax charge	**(181,224)**	(247,554)

(b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

10. Earnings/(loss) per share

The calculation of earnings/(loss) per share is based on the profit attributable to shareholders of RMB514,075,000 (2003: loss of RMB949,816,000) and 4,866,950,000 (2003: 4,866,950,000) shares in issue during the year. The Company has no potential dilutive ordinary shares.

11. Dividend

On 12 April 2005, the Board of Directors proposed a final dividend of RMB0.02 per share totalling RMB97,339,000 for the year ended 31 December 2004 (2003: nil). These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2005.

12. Fixed Assets

	Group				
	Aircraft and flight equipment				
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other fixed assets and equipment RMB'000	Total RMB'000
Valuation					
At 1 January 2004	22,163,218	10,956,426	2,224,520	2,038,181	37,382,345
Reclassification upon purchase of aircraft under a finance lease	356,328	(356,328)	–	–	–
Lease rebate upon purchase of aircraft under a finance lease (note a)	(98,921)	–	–	–	(98,921)
Transfers from construction in progress (note 13)	–	–	84,847	124,352	209,199
Transfers from advances (note 18)	535,548	1,079,852	–	–	1,615,400
Additions	1,574,829	2,808,904	22,159	227,428	4,633,320
Disposals	(912,312)	–	(77,511)	(68,604)	(1,058,427)
At 31 December 2004	23,618,690	14,488,854	2,254,015	2,321,357	42,682,916
Accumulated depreciation					
At 1 January 2004	5,657,593	3,613,309	334,951	937,589	10,543,442
Reclassification upon purchase of aircraft under a finance lease	40,746	(40,746)	–	–	–
Charge for the year	1,367,462	583,935	85,761	245,037	2,282,195
Disposals	(283,444)	–	(28,503)	(51,093)	(363,040)
At 31 December 2004	6,782,357	4,156,498	392,209	1,131,533	12,462,597
Net book value at 31 December 2004	**16,836,333**	**10,332,356**	**1,861,806**	**1,189,824**	**30,220,319**
Net book value at 31 December 2003	16,505,625	7,343,117	1,889,569	1,100,592	26,838,903

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

12. Fixed Assets (Cont'd)

	Company				
	Aircraft and flight equipment				
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other fixed assets and equipment RMB'000	Total RMB'000
Valuation					
At 1 January 2004	17,922,994	10,956,426	1,347,425	1,392,428	31,619,273
Reclassification upon purchase of aircraft under a finance lease	356,328	(356,328)	–	–	–
Lease rebate upon purchase of aircraft under a finance lease (note a)	(98,921)	–	–	–	(98,921)
Transfer to a subsidiary	(257,407)	–	–	–	(257,407)
Transfers from construction in progress (note 13)	–	–	75,659	13,218	88,877
Transfer from advance (note 18)	535,548	1,079,852	–	–	1,615,400
Additions	1,356,662	2,808,904	20,812	188,199	4,374,577
Disposals	(912,312)	–	(72,901)	(57,072)	(1,042,285)
At 31 December 2004	18,902,892	14,488,854	1,370,995	1,536,773	36,299,514
Accumulated depreciation					
At 1 January 2004	4,687,965	3,613,309	235,517	698,722	9,235,513
Reclassification upon purchase of aircraft under a finance lease	40,746	(40,746)	–	–	–
Transfer to a subsidiary	(40,746)	–	–	–	(40,746)
Charge for the year	1,012,161	583,935	56,878	179,772	1,832,746
Disposals	(283,444)	–	(28,021)	(41,651)	(353,116)
At 31 December 2004	5,416,682	4,156,498	264,374	836,843	10,674,397
Net book value at 31 December 2004	**13,486,210**	**10,332,356**	**1,106,621**	**699,930**	**25,625,117**
Net book value at 31 December 2003	13,235,029	7,343,117	1,111,908	693,706	22,383,760

12. Fixed Assets (Cont'd)

(a) In January 2004, the Company exercised its right upon settlement and termination of a finance lease arrangement to purchase an aircraft at a consideration equal to the present value of the remaining minimum lease payments on the date of the purchase. As part of the finance lease arrangement, the Company is entitled to receive a rebate in the amount of RMB98,921,000 if it meets certain conditions as defined in the lease arrangement.

All the conditions to receive such rebate had been satisfied and the amount was received in February 2004 and was recognised as an adjustment to the carrying value of the aircraft to which the rebate relates.

(b) On 30 June 2001, the fixed assets were revalued by an independent valuer registered in PRC on a market value basis. The revalued amount were not materially different from the carrying values of these fixed assets. On 31 December 2002, the Group's fixed assets were revalued by the directors of the Company on a market value basis. The difference between the valuation and the carrying amount of the fixed assets as at 31 December 2002 was recognised. On 31 December 2004, the directors of the Company reviewed the carrying value of the Group's fixed assets as at 31 December 2004 and are of the opinion that the carrying amount is not materially different from the fair value.

Had the Group's fixed assets been stated at cost less accumulated depreciation and impairment losses as at 31 December 2004, the carrying amounts of fixed assets would have been RMB30,067,348,000 (2003: RMB26,618,747,000).

(c) Certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB13,032,759,000 were pledged as collateral under certain loan agreements as at 31 December 2004 (2003: RMB9,735,106,000) (see note 26).

13. Construction in Progress

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**219,788**	413,812	**92,520**	109,785
Additions	**178,065**	249,737	**73,891**	52,439
Transfer to fixed assets (note 12)	**(209,199)**	(443,761)	**(88,877)**	(69,704)
At 31 December	**188,654**	219,788	**77,534**	92,520

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

14. Lease Prepayments

Lease prepayments represent unamortised prepayments for land use rights.

The Group's land use rights are located in the PRC and majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2004, majority of these land use rights had remaining terms ranging from 42 to 48 years (2003: from 43 to 49 years).

Certificates of certain land use rights with nil carrying value (2003: nil) of the Group are currently registered under the name of CEA Holding. The procedures to change the registration of the land use rights certificates with the relevant municipal land bureaus are currently being addressed by CEA Holding. Until the completion of these transfer procedures, the Group is unable to assign or pledge these land use rights. However, the Group currently has no need to assign and no intention to pledge these land use rights. In addition, the Group is entitled to lawfully and validly occupy and use these lands for its daily operations in spite of the fact that the procedures of changing the registration of these land use rights have not been fully completed. Accordingly, the directors of the Company do not believe the lack of certificates of certain land use rights has any material impact on the financial position of the Group.

15. Investments in Subsidiaries

	Company	
	2004	2003
	RMB'000	RMB'000
Unlisted shares, at cost	**2,146,856**	1,600,156
Amounts due from subsidiaries	**614,652**	2,208,459
	2,761,508	3,808,615

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

15. Investments in Subsidiaries (Cont'd)

Particulars of the principal subsidiaries, all of which are limited companies established and operating in the PRC, are as follows:–

Company	Place and date of establishment	Paid-up capital 2004 RMB'000	Paid-up capital 2003 RMB'000	Attributable equity interest 2004	Attributable equity interest 2003	Principal activities
China Cargo Airlines Co., Ltd.	PRC 22 July 1998	**500,000**	500,000	**70%**	70%	Provision of cargo carriage services
China Eastern Airlines Jiangsu Co., Ltd.(*)	PRC 3 May 1993	**803,666**	236,579	**63%**	55%	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC 18 March 1998	**70,000**	70,000	**86%**	86%	Provision of hotel services to crew members
Shanghai Eastern Flight Training Co., Ltd.	PRC 18 December 1995	**473,000**	473,000	**95%**	95%	Provision of flight training services
Shanghai Eastern Airlines Investment Co., Ltd.	PRC 8 May 2002	**412,500**	412,500	**99%**	99%	Investment holding
Shanghai Eastern Logistics Co., Ltd. (**)	PRC 23 August 2004	**200,000**	–	**70%**	–	Provision of cargo logistics services

* In 2004, the Company and one of a minority shareholder contributed additional capital of RMB408,100,000 and RMB158,987,000 respectively to the subsidiary. The Company's interest in the subsidiary increased from 55% to 63% because the Company contributed proportionally more than its original ownership interest.

** In 2004, the Company, China Cargo and a minority shareholder contributed capital of RMB138,600,000, RMB2,000,000 and RMB59,400,000 respectively to set up the subsidiary. 69% shareholding are held directly and 1% shareholding are held indirectly by the Company.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

16. Investments in Associates

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Unlisted investment, at cost	**–**	–	**625,964**	590,601
Share of net assets	**609,130**	572,818	**–**	–
Goodwill	**47,060**	53,266	**–**	–
	656,190	626,084	**625,964**	590,601

	Group	
	2004	2003
	RMB'000	RMB'000
Movement of investments in associates is as follows:–		
At 1 January	**626,084**	331,570
Cost of investments	**35,362**	327,252
Share of results before taxation	**(4,112)**	(28,511)
Share of taxation (note 9(a))	**(1,144)**	(4,227)
At 31 December	**656,190**	626,084

The share of results before taxation includes an amortisation of RMB6,206,000 (2003: RMB6,206,000) for the goodwill in respect of acquisition of associates and a provision of RMB51,200,000 (2003: RMB28,000,000) for a receivable from a shareholder of an-associate.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

16. Investments in Associates (Cont'd)

Particulars of the principal associates, all of which are limited companies established and operating in the PRC, are as follows:–

Company	Place and date of establishment	Paid-up capital RMB'000	Attributable equity interest 2004	Attributable equity interest 2003	Principal activities
China Eastern Airlines Wuhan Co., Ltd.	PRC 16 August 2002	600,000	**40%**	40%	Provision of air transportation services
Eastern Air Group Finance Co., Ltd.	PRC 6 December 1995	400,000	**25%**	25%	Provision of financial services to companies comprising CEA Holding
Eastern Aviation Advertising Services Co., Ltd.	PRC 4 March 1986	10,000	**45%**	45%	Provision of aviation advertising agency services
China Eastern Air Catering Investment Co., Ltd.	PRC 17 November 2003	350,000	**45%**	45%	Provision of air catering services
Eastern Aviation Import & Export Co., Ltd.	PRC 9 June 1993	80,000	**45%**	45%	Provision of aviation equipment, spare parts and tools trading
Shanghai Dongmei Aviation Travel Co., Ltd.	PRC 17 October 2003	31,000	**45%**	45%	Provision of travelling and accommodation agency services
Qingdao Liuting International Airport Co., Ltd	PRC 1 December 2000	450,000	**25%**	25%	Provision of airport operation services

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

17. Goodwill and Negative Goodwill

	Group and Company		
	Goodwill RMB'000	Negative goodwill RMB'000	Total RMB'000
Cost			
At 1 January 2004 and 31 December 2004	113,105	(55,245)	57,860
Accumulated amortisation			
At 1 January 2004	28,275	(8,920)	19,355
Charge for the year	5,654	(3,452)	2,202
At 31 December 2004	33,929	(12,372)	21,557
Net book value			
At 31 December 2004	79,176	(42,873)	36,303
At 31 December 2003	84,830	(46,325)	38,505

18. Advances on Aircraft and Flight Equipment

	Group and Company	
	2004 RMB'000	2003 RMB'000
At 1 January	**2,239,893**	3,227,720
Additions	**1,996,990**	1,198,242
Interest capitalised during the year (note 6)	**57,120**	97,414
Transfers to fixed assets (note 12)	**(1,615,400)**	(2,283,483)
At 31 December	**2,678,603**	2,239,893

Included in the balance as at 31 December 2004 is interest capitalised of RMB160,016,000 (2003: RMB130,965,000).

19. Other Long-term Receivables and Investments

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Long-term bank deposits (note 25)	**1,908,398**	1,743,924	**1,908,398**	1,743,924
Deposits for aircraft under operating leases	**133,159**	110,812	**133,159**	90,339
Prepaid custom duty and value added tax	**21,083**	37,410	**21,083**	37,410
Prepayments and other long-term receivables	**139,966**	70,216	**118,941**	53,875
	2,202,606	1,962,362	**2,181,581**	1,925,548

20. Trade Receivables Less Allowance for Doubtful Accounts

The credit terms given to trade customers are determined on an individual basis, with the credit period ranging from half a month to three months.

As at 31 December 2004, the aging analysis of the trade receivables are as follows:–

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Less than 31 days	**1,077,804**	853,303	**738,246**	564,870
31 to 60 days	**216,236**	348,159	**95,537**	221,498
61 to 90 days	**68,845**	28,094	**43,910**	968
Over 90 days	**99,787**	96,121	**49,400**	58,168
	1,462,672	1,325,677	**927,093**	845,504

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

21. Prepayments, Deposits and Other Receivables

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Amounts due from related companies (note 38(a)(i))	**122,253**	45,389	**116,001**	35,785
Receivables from provision of ground services	**243,890**	111,129	**243,890**	111,129
Receivables from provision of cargo handling services	**118,446**	70,022	**–**	–
Prepaid aircraft operating lease rentals	**115,456**	95,959	**101,358**	79,340
Short-term deposits with original maturity over three months	**77,446**	108,870	**12,721**	7,441
Discounts on aircraft acquisitions receivable	**31,136**	29,814	**31,136**	29,814
US Treasury zero coupon bonds	**–**	585,736	**–**	585,736
Others	**400,337**	324,124	**314,888**	273,266
	1,108,964	1,371,043	**819,994**	1,122,511

22. Trade Payables and Notes Payables

As at 31 December 2004 and 2003, all trade payables were current balances and aged within 30 days.

As at 31 December 2004, all notes payables were unsecured, interest free and repayable in six months.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

23. Other Payables and Accrued Expenses

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Amounts due to related companies (note 38(a)(i))	**138,968**	771,643	**164,216**	739,427
Accrued fuel cost	**1,290,038**	697,652	**1,136,343**	603,381
Accrued take-off and landing charges	**749,458**	703,994	**629,948**	540,298
Current portion of accrued aircraft overhaul expenses (note 24)	**539,249**	385,168	**464,268**	377,224
Other accrued operating expenses	**427,294**	603,260	**290,727**	492,295
Accrued salaries, wages and benefits	**333,910**	138,954	**286,467**	119,117
Flight equipment purchase payable	**289,232**	147,775	**281,001**	141,920
Airport construction levy payable	**243,295**	–	**243,295**	–
Levies collected from ticket sales on behalf of overseas tax authorities	**218,915**	82,862	**218,915**	82,862
Duties and levies payable	**188,627**	10,049	**150,178**	–
Airport expenses related to provision of ground services	**98,162**	42,320	**98,162**	42,320
Current portion of provision for staff housing allowances (note 34 (b))	**93,427**	85,973	**85,387**	78,771
Current portion of long-term payables (note 31)	**30,000**	30,000	**30,000**	30,000
Current portion of post-retirement benefit obligations (note 33(b)(i))	**27,500**	19,750	**25,771**	18,635
Amounts due to minority shareholders	**–**	156,308	**–**	–
Others	**685,574**	424,281	**580,920**	339,670
	5,353,649	4,299,989	**4,685,598**	3,605,920

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

24. Accrued Aircraft Overhaul Expenses

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January 2004	**576,552**	547,813	**515,534**	441,863
Additional provisions	**244,625**	123,213	**175,314**	121,839
Over provision	**(20,814)**	(59,456)	**(20,814)**	(26,860)
Utilised during the year	**(85,154)**	(35,018)	**(72,755)**	(21,308)
At 31 December 2004	**715,209**	576,552	**597,279**	515,534
Less: current portion (note 23)	**(539,249)**	(385,168)	**(464,268)**	(377,224)
Long-term portion	**175,960**	191,384	**133,011**	138,310

Accrued aircraft overhaul expenses represent present value of estimated costs of major overhauls for aircraft and engines under operating lease as the Group has the responsibility to fulfill certain return conditions under relevant leases.

25. Obligations under Finance Leases

At 31 December 2004, the Group and the Company had 22 aircraft (2003: 18 aircraft) under finance leases. Under the terms of the leases, the Group and the Company has the option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

The future minimum lease payments, interest and present value of minimum lease payments which are principally denominated in foreign currencies, under these finance leases as at 31 December 2004 are as follows:–

	Group and Company					
	2004			2003		
	Minimum lease payments	**Interest**	**Present value of minimum lease payments**	Minimum lease payments	Interest	Present value of minimum lease payments
	RMB'000	**RMB'000**	**RMB'000**	RMB'000	RMB'000	RMB'000
Within one year	**1,526,981**	**337,333**	**1,189,648**	2,049,079	356,995	1,692,084
In the second year	**1,962,208**	**262,372**	**1,699,836**	1,242,950	256,355	986,595
In the third to fifth year inclusive	**3,924,600**	**168,346**	**3,756,254**	4,361,682	322,316	4,039,366
After the fifth year	**2,401,578**	**385,030**	**2,016,548**	408,853	26,012	382,841
Total	**9,815,367**	**1,153,081**	**8,662,286**	8,062,564	961,678	7,100,886
Less: amount repayable within one year	**(1,526,981)**	**(337,333)**	**(1,189,648)**	(2,049,079)	(356,995)	(1,692,084)
Long-term portion	**8,288,386**	**815,748**	**7,472,638**	6,013,485	604,683	5,408,802

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

25. Obligations under Finance Leases (Cont'd)

At 31 December 2004, the Group and the Company had long-term bank deposits totalling RMB1,908,398,000 (2003: long-term bank deposits and U.S. Treasury zero coupon bonds totalling RMB2,329,660,000) pledged as securities under certain finance lease arrangements (see note 19). All of these bank deposits will be used to meet future lease obligations as they fall due.

In addition, the Group's finance lease obligations are secured by the related aircraft, the relevant insurance policies and bank guarantees.

26. Long-term Bank Loans

	Group		Company	
	2004 RMB'000	2003 RMB'000	**2004 RMB'000**	2003 RMB'000
Bank loans				
– secured	**5,912,958**	6,495,507	**5,912,958**	6,495,507
– unsecured	**4,823,302**	4,727,416	**4,792,679**	4,727,416
Total	**10,736,260**	11,222,923	**10,705,637**	11,222,923
Less: amount repayable within one year	**(3,193,432)**	(2,250,734)	**(3,185,156)**	(2,250,734)
Long-term portion	**7,542,828**	8,972,189	**7,520,481**	8,972,189
The bank loans are repayable as follows:–				
Within one year	**3,193,432**	2,250,734	**3,185,156**	2,250,734
In the second year	**2,386,862**	2,438,574	**2,370,309**	2,438,574
In the third to fifth year inclusive	**3,216,181**	4,163,578	**3,210,387**	4,163,578
After the fifth year	**1,939,785**	2,370,037	**1,939,785**	2,370,037
Total	**10,736,260**	11,222,923	**10,705,637**	11,222,923

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

26. Long-term Bank Loans (Cont'd)

The terms of long-term bank loans can be summarised as follows:–

	Interest rate and final maturities	Group 2004 RMB'000	Group 2003 RMB'000	Company 2004 RMB'000	Company 2003 RMB'000
RMB denominated bank loans:–					
Loans for working capital	Fixed interests rates ranging from 4.94% to 5.76% per annum as at 31 December 2004; 3-year loans with final maturity through to 2007.	**1,710,100**	1,306,700	**1,710,100**	1,306,700
Loans for the purchases of aircraft	Fixed interest rate of 5.18% per annum as at 31 December 2004; 2 to 8-year loans with final maturity through to 2012	**880,000**	–	**880,000**	–
Loans for construction projects	Fixed interest rate of 5.76% per annum as at 31 December 2004; 7 to 10-year loans with final maturities through to 2007	**412,500**	637,500	**412,500**	637,500
U.S. dollar denominated bank loans:–					
Loans for the purchases of aircraft	Fixed interest rates ranging from 5.65% to 6.86% per annum and floating interest rates ranging from 3 months LIBOR +0.25% to 6 months LIBOR +0.3% as at 31 December 2004; 2 to 10-year loans with final maturities through to 2013	**7,703,037**	9,278,723	**7,703,037**	9,278,723
Loan for the purchase of an aircraft simulator	Floating interest rates of 6 months LIBOR +0.6% as at 31 December 2004; 3-year loans with final maturity in 2007	**30,623**	–	**–**	–
Total long-term bank loans		**10,736,260**	11,222,923	**10,705,637**	11,222,923

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

26. Long-term Bank Loans (Cont'd)

All secured bank loans as at 31 December 2004 and 2003 of the Group and the Company for the purchases of aircraft were secured by the related aircraft (note 12(b)). In addition, certain secured bank loans with aggregate amount of RMB1,162,186,000 (2003: RMB1,456,320,000) were also guaranteed by Export-Import Bank of the United States, China Industrial and Commercial Bank and China Construction Bank.

Certain unsecured bank loans of the Group and the Company with aggregate amount of RMB2,122,600,000 (2003: RMB1,944,200,000) were guaranteed by CEA Holding (note 38(b)).

27. Short-term Bank Loans

Short-term bank loans of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. The interest rates related to such loans were between 2.22% and 5.04% per annum (2003: 2.06% and 5.04% per annum). During the year ended 31 December 2004, the weighted average interest rate on short-term bank loans was 3.81% per annum (2003: 3.34% per annum).

28. Share Capital

	2004 RMB'000	2003 RMB'000
Registered, issued and fully paid of RMB1.00 each A shares		
State-owned shares held by CEA Holding	**3,000,000**	3,000,000
Shares held by public	**300,000**	300,000
	3,300,000	3,300,000
Overseas listed foreign H shares	**1,566,950**	1,566,950
	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, the A shares held by CEA Holding, employees, the public and H shares are all registered ordinary shares, carrying equal rights.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

29. Reserves

	Share premium RMB'000	Statutory common reserve fund (note (b)) RMB'000	Statutory common welfare fund (note (c)) RMB'000	Discretionary common reserve fund (note (d)) RMB'000	Revaluation reserve RMB'000	Capital reserve RMB'000	Hedging reserve (note 40) RMB'000	Retained profits RMB'000	Total RMB'000
Group									
At 1 January 2004	1,006,455	143,498	142,548	27,989	490,688	(720,057)	(77,879)	501,959	1,515,201
Unrealised losses on cashflow hedges (note 40)									
- gross	-	-	-	-	-	-	(7,610)	-	(7,610)
- tax	-	-	-	-	-	-	1,141	-	1,141
Realised gains on cashflow hedges (note 40)									
- gross	-	-	-	-	-	-	(8,839)	-	(8,839)
- tax	-	-	-	-	-	-	1,326	-	1,326
Profit attributable to shareholders	-	-	-	-	-	-	-	514,075	514,075
Transfer from retained profits to reserves (note (a))	-	35,299	31,837	-	-	-	-	(67,136)	-
At 31 December 2004	1,006,455	178,797	174,385	27,989	490,688	(720,057)	(91,861)	948,898	2,015,294
Company									
At 1 January 2004	1,006,455	77,214	77,214	27,908	448,859	(720,057)	(77,879)	131,249	970,963
Unrealised losses on cashflow hedges (note 40)									
- gross	-	-	-	-	-	-	(7,610)	-	(7,610)
- tax	-	-	-	-	-	-	1,141	-	1,141
Realised gains on cashflow hedges (note 40)									
- gross	-	-	-	-	-	-	(8,839)	-	(8,839)
- tax	-	-	-	-	-	-	1,326	-	1,326
Release of reserves upon disposals of aircraft, net of tax	-	-	-	-	(13,782)	-	-	13,782	-
Profit for the year	-	-	-	-	-	-	-	393,291	393,291
At 31 December 2004	1,006,455	77,214	77,214	27,908	435,077	(720,057)	(91,861)	538,322	1,350,272

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

29. Reserves (Cont'd)

	Share premium RMB'000	Statutory common reserve fund (note (b)) RMB'000	Statutory common welfare fund (note (c)) RMB'000	Discretionary common reserve fund (note (d)) RMB'000	Revaluation reserve RMB'000	Capital reserve RMB'000	Hedging reserve (note 40) RMB'000	Retained profits RMB'000	Total RMB'000
Group									
At 1 January 2003	1,006,455	106,809	106,727	27,989	504,957	(720,057)	(28,225)	1,507,498	2,512,153
Unrealised losses on cashflow hedges (note 40)									
– gross	–	–	–	–	–	–	(71,573)	–	(71,573)
– tax	–	–	–	–	–	–	10,736	–	10,736
Realised losses on cashflow hedges (note 40)									
– gross	–	–	–	–	–	–	13,156	–	13,156
– tax	–	–	–	–	–	–	(1,973)	–	(1,973)
Release of reserves upon disposals of aircraft									
– gross	–	–	–	–	(16,787)	–	–	16,787	–
– tax	–	–	–	–	2,518	–	–	–	2,518
Loss attributable to shareholders	–	–	–	–	–	–	–	(949,816)	(949,816)
Transfer from retained profits to reserves (note (a))	–	36,689	35,821	–	–	–	–	(72,510)	–
At 31 December 2003	1,006,455	143,498	142,548	27,989	490,688	(720,057)	(77,879)	501,959	1,515,201
Company									
At 1 January 2003	1,006,455	77,214	77,214	27,908	517,549	(720,057)	(28,225)	1,297,904	2,255,962
Unrealised losses on cashflow hedges (note 40)									
– gross	–	–	–	–	–	–	(71,573)	–	(71,573)
– tax	–	–	–	–	–	–	10,736	–	10,736
Realised losses on cashflow hedges (note 40)									
– gross	–	–	–	–	–	–	13,156	–	13,156
– tax	–	–	–	–	–	–	(1,973)	–	(1,973)
Release of reserves upon disposals of aircraft									
– gross	–	–	–	–	(80,812)	–	–	80,812	–
– tax	–	–	–	–	12,122	–	–	–	12,122
Loss for the year	–	–	–	–	–	–	–	(1,247,467)	(1,247,467)
At 31 December 2003	1,006,455	77,214	77,214	27,908	448,859	(720,057)	(77,879)	131,249	970,963

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

29. Reserves (Cont'd)

(a) For the year ended 31 December 2004, under the PRC Accounting Regulations, the profit for the year of the Company is used to offset the loss incurred in 2003. Accordingly, no profit appropriation of the Company to reserves has been made for the year ended 31 December 2004 (2003: nil). Transfer from retained profits to reserves for the year represents the profit appropriation to reserves of certain subsidiaries of the Company.

(b) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital.

Statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(c) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its profit for the year, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation.

(d) The Company is allowed to transfer 5% of the profit for the year as determined under the PRC Accounting Regulations, to discretionary common reserve fund. The transfer to this reserve is subject to the approval by shareholder's meetings.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

30. Deferred Taxation

As at 31 December 2004, the deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) were made up of taxation effects of the followings:–

	2004			2003		
	Current RMB'000	Non-current RMB'000	Total RMB'000	Current RMB'000	Non-current RMB'000	Total RMB'000
Group						
Deferred tax assets:–						
Tax losses carried forward	–	349,562	349,562	–	312,916	312,916
Provision for obsolete flight equipment and spare parts	–	54,014	54,014	–	41,960	41,960
Repair cost on flight equipment	–	119,039	119,039	–	160,541	160,541
Provision for post-retirement benefits	4,192	91,060	95,252	2,999	86,734	89,733
Other accrued expenses	104,493	16,211	120,704	108,518	13,744	122,262
	108,685	629,886	738,571	111,517	615,895	727,412
Less: unrecognised assets	–	(252,120)	(252,120)	–	(258,515)	(258,515)
	108,685	377,766	486,451	111,517	357,380	468,897
Deferred tax liabilities:–						
Provision for overhaul	–	(106,128)	(106,128)	–	(103,853)	(103,853)
Depreciation and amortisation	–	(737,775)	(737,775)	–	(705,385)	(705,385)
	–	(843,903)	(843,903)	–	(809,238)	(809,238)
Deferred tax assets/(liabilities), net	108,685	(466,137)	(357,452)	111,517	(451,858)	(340,341)
Company						
Deferred tax assets:–						
Tax losses carried forward	–	349,562	349,562	–	312,916	312,916
Provision for obsolete flight equipment and spare parts	–	53,108	53,108	–	43,660	43,660
Repair cost on flight equipment	–	120,071	120,071	–	161,573	161,573
Provision for post-retirement benefits	3,866	78,161	82,027	2,795	77,900	80,695
Other accrued expenses	66,838	16,211	83,049	64,371	13,744	78,115
	70,704	617,113	687,817	67,166	609,793	676,959
Less: unrecognised assets	–	(252,120)	(252,120)	–	(258,515)	(258,515)
	70,704	364,993	435,697	67,166	351,278	418,444
Deferred tax liabilities:–						
Provision for overhaul	–	(60,619)	(60,619)	–	(60,441)	(60,441)
Depreciation and amortisation	–	(715,481)	(715,481)	–	(672,639)	(672,639)
	–	(776,100)	(776,100)	–	(733,080)	(733,080)
Deferred tax assets/(liabilities), net	70,704	(411,107)	(340,403)	67,166	(381,802)	(314,636)

30. Deferred Taxation (Cont'd)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current liabilities and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Deferred tax assets	**395,465**	399,771	**344,711**	349,318
Deferred tax liabilities	**(752,917)**	(740,112)	**(685,114)**	(663,954)
	(357,452)	(340,341)	**(340,403)**	(314,636)

In accordance with PRC tax law, tax losses may be carried forward against future taxable income for a period of five years. As at 31 December 2004, the Company had tax losses carried forward of approximately RMB2,330 million (2003: RMB2,086 million) which will expire between 2006 and 2009, available to set off against the Company's future taxable income. For the year ended 31 December 2004, the Company did not recognise RMB252,120,000 (2003: RMB258,515,000) of deferred tax asset arising from the tax losses available as management believe it was more likely than not that such tax losses would not be realised before they expire.

Movement in net deferred taxation liability is as follows:–

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**340,341**	232,825	**314,636**	217,941
Charged/(credited) to income statement	**19,578**	118,797	**28,234**	117,580
Charged/(credited) to equity				
– revaluation reserves	**–**	(2,518)	**–**	(12,122)
– unrecognised losses on cashflow hedges	**(2,467)**	(8,763)	**(2,467)**	(8,763)
At 31 December	**357,452**	340,341	**340,403**	314,636

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

31. Long-term Portion of Other Payable

	Group and Company	
	2004 RMB'000	2003 RMB'000
At 1 January	**151,860**	172,250
Less: instalments paid during the year	**(30,000)**	(30,000)
	121,860	142,250
Interest accrued during the year (note 6)	**8,344**	9,610
At 31 December	**130,204**	151,860
Less: Current portion (note 23)	**(30,000)**	(30,000)
Long-term portion	**100,204**	121,860

Balance is unsecured, accrue interest at an effective rate of 6.21% and is repayable by annual instalment of RMB30 million (before taking into account of time value) up to year 2009.

32. Minority Interests

	Group	
	2004 RMB'000	2003 RMB'000
At 1 January	**522,713**	404,517
Contributions from minority shareholders	**218,387**	5,765
Dividends paid to minority shareholders	**(60,000)**	–
Share of profits of subsidiaries	**150,108**	112,431
At 31 December	**831,208**	522,713

33. Retirement Benefit Plans and Post-Retirement Benefits

(a) Defined contribution retirement schemes

(i) Pension

Substantially all of the Group employees are eligible to participate in the Group's retirement schemes. The Group participates in defined contribution retirement schemes organised by the municipal governments of the various provinces in which the Group operates. The Group is required to make annual contributions to the schemes at rates ranging from 20% to 22% of salary costs including certain allowances calculated in the prior year. Employees contribute at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2004, the Group's pension cost charged to the income statement amounted to RMB146,500,000 (2003: RMB121,200,000).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

33. Retirement Benefit Plans and Post-Retirement Benefits (Cont'd)

(a) Defined contribution retirement schemes (Cont'd)

(ii) Medical insurance

In 1998, the State Council announced that each municipal government should introduce a medical insurance scheme for employees and retirees of all enterprises, of which the detailed policies and regulations were to be set out by individual municipal government.

In the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations of its medical insurance scheme. In January 2001, the Group joined this scheme under which the Group and its employees contribute approximately 12% and 2% of the employee's basic salaries to the scheme respectively. The Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2004, the Group's medical insurance contribution charged to the income statement amounted to RMB76,288,000 (2003: RMB65,012,000).

(b) Post retirement benefits

In addition to the above retirement schemes, the Group provides retirees with post-retirement benefits including transportation subsidies, social function activities subsidies as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates including the rate of inflation, discount rate and employees' turnover ratio.

(i) As at 31 December 2004, the post-retirement benefit obligations recognised in the balance sheets of the Group and the Company were as follows:–

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Present value of unfunded post-retirement benefit obligations	**538,428**	514,351	**462,997**	440,362
Unrecognised actuarial gains	**51,704**	51,170	**34,948**	48,702
Post-retirement benefit obligations	**590,132**	565,521	**497,945**	489,064
Less: current portion (note 23)	**(27,500)**	(19,750)	**(25,771)**	(18,635)
Post-retirement benefit obligations – long-term portion	**562,632**	545,771	**472,174**	470,429

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

33. Retirement Benefit Plans and Post-Retirement Benefits (Cont'd)

(b) Post retirement benefits (Cont'd)

(ii) Changes in post-retirement benefit obligations are as follows:–

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**565,521**	544,677	**489,064**	466,068
Current service cost	**20,849**	13,064	**17,497**	11,262
Interest on obligation	**29,857**	27,235	**25,058**	23,474
Actuarial loss recognised	**998**	–	**998**	–
Payment made in the year	**(27,093)**	(19,455)	**(26,067)**	(18,712)
Transfer (to)/from subsidiaries	**-**	–	**(8,605)**	6,972
At 31 December	**590,132**	565,521	**497,945**	489,064

(iii) The costs of post-retirement benefits were recognised under wages, salaries and benefits in the consolidated income statement for the year as follows:–

	Group	
	2004	2003
	RMB'000	RMB'000
Current service cost	**20,849**	13,064
Interest on obligation	**29,857**	27,235
Actuarial loss recognised	**998**	–
Total (note 5)	**51,704**	40,299

(iv) Principal actuarial assumptions at the balance sheet date are as follows:–

	Group	
	2004	2003
	RMB'000	RMB'000
Discount rate	**5.00%**	5.00%
Annual rate of increase of per capita benefit payment	**1.50%**	1.50%
Employees turnover rate	**3.00%**	3.00%

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

34. Staff Housing Benefits

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to make contribution to the State-sponsored housing fund at a range from 1% to 15% (2003: 1% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to make contribution equal to the Group's contribution out of their salaries. The employees are entitled to claim the entire sum of the fund contribution under certain specified withdrawal circumstances. For the year ended 31 December 2004, the Group's contributions to the housing funds amounted to RMB94,200,000 (2003: RMB65,300,000) which is charged to the income statement.

(b) Staff housing allowances

Upon the issuance of the government circulars in 2000, the Company's directors estimated a provision of approximately RMB80,179,000 for staff housing allowance payable to eligible employees who joined in the Group prior to 1998 with reference to staff housing policies already set out by certain provincial governments then. Such provision for staff housing benefits is included in other payables in the Group's consolidated balance sheet as at 31 December 2002.

In October 2003, the Board of directors approved a new staff housing policy (the "New Staff Housing Policy") which is extended to cover all existing staff who have not been allocated sufficient housing quarters. The benefit level given to the staff under the New Staff Housing Policy is generally higher as compared to the policies to which the Company's directors made reference in 2000.

Under the New Staff Housing Policy, staff who have not been allocated with any housing quarters or who have not been allocated with a quarter up to the minimum area as set out in the New Staff Housing Policy are entitled to a cash allowance. An eligible staff's entitlement is calculated based on area of quarter entitled and the unit price as set out in the New Staff Housing Policy. The total entitlement is principally vested over a period of 20 years. Upon an employee's resignation, his or her entitlement will cease and any unpaid entitlement related to past services will be paid. Upon the establishment of the New Staff Housing Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. Such entitlement will be paid over a period of 4 to 5 years. The Group recognised a provision of RMB 340,642,000 as related to its present obligation for its employee's staff housing entitlements, RMB 85,973,000 of which is classified as current portion in other payables in the Group's consolidated balance sheet as at 31 December 2003 (note 23). The incremental obligation of RMB 260,463,000 for staff housing benefits as a result of the New Staff Housing Policy was charged to the 2003's income statement.

For the year ended 31 December 2004, the staff housing benefit provided under the New Staff Housing Policy amounted to RMB29,253,000 and is charged to the income statement.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

35. Supplementary information to the Consolidated Cashflow Statement

	2004 RMB'000	2003 RMB'000
Investing activities not affecting cash:–		
Discounts on aircraft acquisition used for purchases of flight equipment and spare parts	–	50,220
Financing activities not affecting cash:–		
Finance lease obligations incurred for acquisition of aircraft	**3,177,225**	–

36. Commitments and Contingent Liabilities

(a) Capital commitments

As at 31 December 2004, the Group and the Company had the following capital commitments:–

	Group		Company	
	2004 RMB'000	2003 RMB'000	**2004 RMB'000**	2003 RMB'000
Authorised and contracted for:–				
– Aircraft and related equipment	**8,791,472**	7,668,801	**8,791,472**	7,668,801
– Other	**437,574**	358,415	**406,494**	358,415
	9,229,046	8,027,216	**9,197,966**	8,027,216
Authorised but not contracted for:–				
– Aircraft and related equipment	**3,533,000**	723,000	**1,900,000**	–
– Additional investment in subsidiaries	**–**	–	**–**	992,183
– Other	**2,381,710**	1,122,526	**2,117,727**	1,054,650
	5,914,710	1,845,526	**4,017,727**	2,046,833
	15,143,756	9,872,742	**13,215,693**	10,074,049

The above commitments mainly include amounts for acquisition of five A320, two A321, twenty A330, six B737, five A319 and five ERJ145 aircraft (2003: ten A320, two A340, four A321 aircraft and two A340 engines) for delivery between 2005 and 2008 (2003: between 2004 and 2005).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

36. Commitments and Contingent Liabilities (Cont'd)

(a) Capital commitments (Cont'd)

Contracted expenditures for the above aircraft and related equipment, including deposits prior to delivery, subject to an inflation increase built in the contracts and any discounts available upon delivery of the aircraft, were expected to be paid as follows:–

	Group and Company 2004 RMB'000
2005	**6,945,235**
2006	**1,350,420**
2007	**495,817**
	8,791,472

(b) Operating lease commitments

As at 31 December 2004, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:–

	2004		2003	
	Aircraft and flight equipment RMB'000	**Land and buildings RMB'000**	Aircraft and flight equipment RMB'000	Land and buildings RMB'000
Group				
Within one year	**1,024,857**	**19,287**	1,063,619	49,532
In the second year	**1,095,792**	**14,874**	1,134,669	12,284
In the third to fifth year inclusive	**3,094,495**	**25,401**	2,735,477	24,413
After the fifth year	**550,310**	**22,139**	1,145,355	11,206
	5,765,454	**81,701**	6,079,120	97,435
Company				
Within one year	**831,187**	**19,207**	869,944	45,343
In the second year	**902,122**	**14,794**	940,995	12,175
In the third to fifth year inclusive	**2,397,661**	**25,379**	1,910,171	24,313
After the fifth year	**550,310**	**22,139**	1,080,134	11,206
	4,681,280	**81,519**	4,801,244	93,037

37. Segmental Reporting

(a) *Primary reporting format by business segment*

The Group operates in one business segment which is the common carriage of passengers, cargo and mail over various routes authorised by CAAC.

(b) *Secondary reporting format by geographical segment*

The Group's turnover and segment results by geographical segments is analysed as follows:–

	Domestic RMB'000	Hong Kong RMB'000	Japan RMB'000	Other countries(*) RMB'000	Total RMB'000
2004					
Traffic revenues					
– Passenger	8,283,701	2,186,810	1,466,070	3,421,033	15,357,614
– Cargo and mail	298,846	592,008	647,181	2,890,325	4,428,360
	8,582,547	2,778,818	2,113,251	6,311,358	19,785,974
Other operating revenues	1,163,205	22,223	16,900	50,474	1,252,802
Turnover	9,745,752	2,801,041	2,130,151	6,361,832	21,038,776
Segment results	226,803	388,497	238,192	471,263	1,324,755
Unallocated income (note 4)					154,422
Operating profit					1,479,177
2003					
Traffic revenues					
– Passenger	5,591,640	1,627,093	977,610	2,064,684	10,261,027
– Cargo and mail	279,003	390,088	588,361	1,929,532	3,186,984
	5,870,643	2,017,181	1,565,971	3,994,216	13,448,011
Other operating revenues	788,811	10,738	8,336	21,262	829,147
Turnover	6,659,454	2,027,919	1,574,307	4,015,478	14,277,158
Segment results	(576,838)	224,683	190,042	322,686	160,573
Unallocated income (note 4)					60,890
Operating profit					221,463

(*) include U.S., Europe and other Asian countries

The major revenue-earning assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group's aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by segment has not been presented.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

38. Related Party Transactions

(a) *Balances with related companies*

(i) Amounts due from/to fellow subsidiaries

Amounts due from/to fellow subsidiaries arising from trading activities are unsecured, interest free and with no fixed terms of repayment. As at 31 December 2004, such balances mainly included the following:–

China Eastern Air Northwest Company ("CEA Northwest")

Amount of RMB118,433,000 (2003: RMB217,680,000) due from CEA Northwest comprised amount of air tickets sold by CEA but uplift by CEA Northwest and operating lease rental charges for aircraft.

China Eastern Air Yunnan Company ("CEA Yunnan")

Amount of RMB42,087,000 due to CEA Yunnan (2003: amount due from CEA Yunnan RMB65,648,000) comprised amount of air tickets sold by CEA but uplift by CEA Yunnan and operating lease rental charges for aircraft.

Nanjing Airlines Co., Ltd. ("Nanjing Airlines")

Amount of RMB44,370,000 (2003: RMB15,535,000) due from Nanjing Airlines comprised operating lease rental charges for aircraft.

(ii) Amounts due from/to associates

China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan Airlines")

Amount of RMB19,063,000 (2003: RMB36,099,000) due to CEA Wuhan Airlines comprised amount of air tickets sold by CEA but uplift by CEA Wuhan Airlines and operating lease rental income for operating lease of aircraft.

Eastern Aviation Import & Export Co., Ltd. ("EAIEC")

Amount of RMB47,093,000 (2003: RMB509,249,000) due to EAIEC comprised prepayments and purchases of flight equipment and flight equipment spare parts payable to EAIEC.

Shanghai Dongmei Aviation Travel Co., Ltd. ("SDATC")

Amount of RMB39,485,000 (2003: RMB24,940,000) due from SDATC represented amount of tickets sold by SDATC.

(iii) Short-term deposits with an associate

The Group and the Company have short-term deposits of RMB413,870,000 and RMB43,207,000 (2003: RMB214,241,000 and RMB88,124,000) respectively placed with Eastern Air Group Finance Co., Ltd. ("EAGF"), an associate. The short-term deposits yield interest at an average rate of 0.72% per annum (2003: 0.72% per annum).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

38. Related Party Transactions (Cont'd)

(a) Balances with related companies (Cont'd)

(iv) Short-term loans from an associate

The Group and the Company have short-term loans of RMB140,765,000 and RMB132,765,000 (2003: RMB860,000,000 and RMB830,000,000) respectively from EAGF. During the year ended 31 December 2004, the weighted average interest rate on the loan was 4.5% per annum (2003: 4.54% per annum).

(b) Guarantee by the holding company

As at 31 December 2004, unsecured long-term bank loans of the Group and the Company with aggregate amount of RMB2,122,600,000 (2003: RMB1,944,200,000) are guaranteed by CEA Holding (note 26).

(c) Related party transactions

Except as disclosed in note 8 of the financial statement, the Group had the following material transactions with its related parties during the year ended 31 December 2004, which were, in the opinion of the directors, carried out in the normal course of business:–

(i) Sublease arrangement with CEA Northwest

During the year ended 31 December 2004, the Company entered into operating lease agreements with two third-party lessors to lease six A320 aircraft. These aircraft were operated by CEA Northwest from the effective date of the relevant lease to the date of agreement being modified (refer below for details). No agreements were entered into between the Company and CEA Northwest regarding the arrangement, nor written consents obtained from the lessors for the operation of the six A320 by CEA Northwest. Under the lease arrangement, the Company is liable to the lessors for all obligations under the lease agreement. Upon the Board of Directors being notified of the arrangement in August 2004, it appropriately took action and the Company entered into agreements in December 2004 and April 2005 with the third-party lessors, CEA Northwest, and the relevant leasing company to modify the original lease agreement (the "Novation and Amendment Agreements") to completely relieve the Company of the lease obligations for the lease arrangements. From the inception of the lease to the effective date of the Novation and Amendment Agreements, the Company charged CEA Northwest the same amount it paid to the third-party lessors for use of the six A320 aircraft.

Under the Novation and Amendment Agreements, the Company was relieved from all obligations related to the original lease arrangements from the inception of the lease and CEA Northwest will become the sole lessee to the amended lease agreements. During 2004, prior to the execution of the Novation and Amendment Agreements, the Company account for the arrangement as a sublease, the lease income of RMB83,241,000 from CEA Northwest are recorded as other operating income, and the same amount paid to the third-party lessors as lease expense.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

38. Related Party Transactions (Cont'd)

(c) *Related party transactions (Cont'd)*

(ii) Rescission of lease arrangements with fellow subsidiaries

During the year ended 31 December 2004, the Group entered into certain lease arrangements to lease aircraft from fellow subsidiaries to operate on certain of the Company's air routes. In connection with the lease arrangements, the Company operated the aircraft, recognising traffic revenue and expenses, relating to payments to independent third parties for fuel, take-off and landing fees, and other costs related to the operation of those aircraft.

Under PRC Company Law and applicable stock exchange listing rules, certain related party transactions meeting specified thresholds, including lease transactions, require prior approval by the Board of Directors, including the independent directors. Certain of the lease arrangements to lease three A310 aircraft from CEA Northwest and three Bae146 aircraft from Nanjing Airlines, a subsidiary of CEA Northwest, (collectively, the "Leased Aircraft") in 2004 had not been properly authorised and approved in advance by the Board of Directors. Accordingly, as such lease arrangements were not properly approved in advance, the Board of Directors resolved in August and December 2004 to terminate the lease arrangements, and agreement was reached with CEA Northwest to terminate such arrangements. In connection with the termination of the lease arrangements, the Company and CEA Northwest agreed to retroactively rescind the transactions from the inception of the lease arrangements as permitted under PRC laws. The Company has been advised by its external PRC counsel that under PRC law, a transaction can be rendered invalid from inception upon agreement by all parties. However, under IFRS, because the Group actually operated the Leased Aircraft in its normal business operations during the period from the inception to rescission of the lease, the air traffic revenue of RMB440,864,000 and related operating costs of RMB573,893,000 (including the lease charges of RMB192,098,000 and RMB44,695,000 payable to CEA Northwest and Nanjing Airlines respectively) have been recognised in the financial statements of the Company. The impact of the retroactive rescission of the CEA Northwest lease arrangements was for CEA Northwest and Nanjing Airlines to waive amounts owed by the Group totaling RMB133,029,000 (the "Settlement Amount"), which represents the operating losses incurred on the operation of the Leased Aircraft during 2004. The Settlement Amount was in effect an extinguishment of a financial liability through a reduction of the Group's inter-company payable account with CEA Northwest or Nanjing Airlines, as applicable. The Settlement Amount was recognised as non-operating income for the year ended 31 December 2004 due to its nature being that of a financing transaction. The action of the Board of Directors to disapprove and retroactively rescind such arrangement, with consent from CEA Northwest or Nanjing, was to ensure that the Group's financial position being restored to what it would have been had the lease arrangements never been entered into.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

38. Related Party Transactions (Cont'd)

(a) Balances with related companies (Cont'd)

(iii) In addition to the transaction disclosed above, the Group had the following transactions, with its related parties during the year ended 31 December, 2004:-

		Income/ (Expenses, payments or purchase consideration)	
Nature of transaction	Related party	2004 RMB'000	2003 RMB'000
With CEA Holding or companies directly or indirectly held by CEA Holding:-			
Interest income on deposits at rates of 0.72% per annum (2003: 0.72% per annum)	EAGF	**4,897**	4,096
Interest expenses on loans at rates of 4.5% per annum (2003: 4.54% per annum)	EAGF	**(1,150)**	(6,396)
Commission income on carriage service provided by other airlines with air tickets sold by the Group at fixed rates ranging from 3% to 9% of value of tickets sold	– CEA Northwest	**93,062**	51,667
	– CEA Yunnan	**81,517**	50,442
	– CEA Wuhan Airlines	**32,396**	28,964

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

38. Related Party Transactions (Cont'd)

(c) Related party transactions (Cont'd)

Nature of transaction	Related party	Income/ (Expenses, payments or purchase consideration) 2004 RMB'000	2003 RMB'000
With CEA Holding or companies directly or indirectly held by CEA Holding (Cont'd):–			
Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	– Shanghai Tourism Company (Hong Kong) Limited	**(13,201)**	(6,046)
	– CEA Northwest	**(14,181)**	(17,776)
	– CEA Yunnan	**(22,494)**	(10,743)
	– Certain other subsidiaries of CEA Holding	**(19,402)**	(25,466)
	– CEA Wuhan Airlines	**(32,396)**	(8,547)
	– SDATC	**(8,228)**	(24,940)
Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts and other fixed assets	EAIEC	**(34,270)**	(21,393)
Ticket reservation service charges for utilisation of computer reservation system	TravelSky Technology Limited	**(86,311)**	(71,884)
Repairs and maintenance expenses for ground service facilities	CEA Northwest	**(9,535)**	–
Repairs and maintenance expenses for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	**(25,445)**	(25,361)
Lease rental income from operating lease of aircraft	CEA Wuhan Airlines	**38,239**	31,209

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

38. Related Party Transactions (Cont'd)

(c) *Related party transactions (Cont'd)*

Nature of transaction	Related party	Income/ (Expenses, payments or purchase consideration) 2004 RMB'000	2003 RMB'000
With CEA Holding or companies directly or indirectly held by CEA Holding (Cont'd):–			
Lease rental charges for operating lease of aircraft	– CEA Northwest	**(199,188)**	(69,118)
	– Nanjing Airlines	**–**	(23,348)
	– CEA Yunnan	**(86,341)**	(27,726)
Source of food and beverages	– Eastern Air (Shantou) Economic Development Co., Ltd.	**(57,623)**	(36,413)
	– China Eastern Air Catering Investment Co., Ltd	**(188,406)**	–
	– Shanghai Eastern Air Catering Co., Ltd	**–**	(96,984)
	– Qilu Eastern Air Catering Co., Ltd.	**–**	(5,285)
	– Qingdao Air Service Co., Ltd.	**–**	(2,518)
Advertising expenses	Eastern Aviation Advertising Service Co., Ltd. ("EAASC")	**(5,629)**	(2,676)
Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(14,850)**	(3,149)

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

38. Related Party Transactions (Cont'd)

(c) *Related party transactions (Cont'd)*

Nature of transaction	Related party	Income/ (Expenses, payments or purchase consideration) 2004 RMB'000	2003 RMB'000
With CEA Holding or companies directly or indirectly held by CEA Holding (Cont'd):–			
Rental expenses	Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(5,582)**	(5,945)
Investment in China Eastern Air Real Estate Investment Co., Ltd., a company 95% owned by CEA Holding	CEA Holding	**(5,000)**	–
Investment in an associate, Eastern Aviation Import & Export Co. Ltd., a company 55% owned by CEA Holding	CEA Holding	**–**	(43,820)
Investment in an associate, China Eastern Air Catering Investment Co., Ltd., 55% interests of which is owned by CEA Holding	CEA Holding	**–**	(157,500)
Investment in an associate, Shanghai Dongmei Aviation Travel Co., Ltd., 55% interests of which is owned by CEA Holding	CEA Holding	**–**	(6,828)

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

38. Related Party Transactions (Cont'd)

(c) ***Related party transactions (Cont'd)***

(iv) Other related party arrangements with CEA Northwest/CEA Yunnan

In addition to the related party transactions disclosed above, the Company also has other non-monetary arrangements with CEA Northwest and CEA Yunnan as follows:

- Air routes – In the PRC, air routes are assigned by CAAC. The Company has permitted CEA Northwest and CEA Yunnan to use some of the air routes allocated to the Company during the year of 2004 at no charge to CEA Northwest or CEA Yunnan, as applicable, as the Company did not have sufficient capacity to fully utilise those air routes.

- Inter-airline billing code – As with all other airlines in the PRC, the Company pays a processing fee to CAAC for use of the ticket settlement system based on the volume of the tickets processed. At the direction of CAAC, the Company has permitted CEA Northwest and CEA Yunnan to use the Company's unique inter-airline billing code ("781") at no incremental charge other than amounts paid to CAAC to facilitate ticket settlement between the airlines. Internal administrative cost for ticket handling and processing are not charged to CEA Northwest and CEA Yunnan.

(v) Related party transaction of an associate

China Eastern Air Catering Investment Co., Ltd, an associate of the Company in which the Company and CEA Holding hold 45% and 55% interest respectively, acquired certain subsidiaries from CEA Holding in an aggregate consideration of RMB263,804,000 during the year ended 31 December 2004.

(d) In accordance with a specific exemption in IAS 24, "Related Party Disclosure", the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions.

39. Financial Risk Management

Financial assets of the Group mainly include short-term deposits and bank balances, deposits with and amounts due from related companies, trade receivables, long-term receivables, bank deposits, short-term investments and derivative assets. Financial liabilities of the Group include bank and other loans, obligations under finance leases, amounts due to related companies, trade payables, notes payables, derivative liabilities and other payables.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

39. Financial Risk Management (Cont'd)

(a) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Accidents, wars, natural disasters, etc. may have material impact on the Group's operations or the industry as a whole. In addition, the Group conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among others, the political, economic and legal environment, competition and influence of CAAC in the PRC civil aviation industry.

(b) Price risk

The Group's results of operations may be significantly affected by the fluctuation of the fuel prices which is a significant expense for the Group. While the international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. It is the Group's plan to strengthen the control over the fuel price risk through financial derivatives.

(c) Interest rate risk

The Group has significant bank borrowings and is exposed to risk arising from changes in market interest rates. To hedge against the variability in the cashflow arising from a change in market interest rates, the Group entered into certain interest rate swaps during the year (note 40(a)). The interest rates and terms of repayment of loans made to the Group are disclosed in notes 25, 26 and 27.

(d) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group also receives deposit from customers and counter-parties, where appropriate, if they require credit. A major portion of sales is conducted through sales agents and majority of these agents is connected to various settlement plans and/or clearing systems which have tight requirements on credit standing of these agents.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution.

(i) Deposits with an associate and cash and bank balances

Substantially all the Group's cash and bank balances are placed with a number of international and PRC banks and an associate, EAGF. Amount placed with any one institution is subject to a cap. Regular assessment of credit ratings on these institution has been performed. Details of deposits placed with EAGF have been disclosed in note 38(a)(iii).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

39. Financial Risk Management (Cont'd)

(d) ***Credit risk (Cont'd)***

(ii) Trade receivables

These are mainly tickets sales receivable from sales agents and receivables related to uplifts by the Company on behalf of other carriers which are spread among numerous third parties.

(iii) Other receivables

These are spread among numerous third parties.

(e) ***Liquidity risk***

The Group's primary cash requirements have been for additions of and upgrades on aircraft and flight equipment and payments on related debts. The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally acquires aircraft through long-term finance leases. To take advantage of the low interest rate for long-term loans, recently the Group also purchased certain number of aircraft through long-term loans from banks in the PRC.

The Group generally operates with a working capital deficit. As at 31 December 2004, the Group's net current liabilities amounted to RMB 12,502 million (2003: RMB9,941 million). For the year ended 31 December 2004, the Group recorded a net cash inflow from operating activities of RMB3,266 million (2003: RMB3,163 million), a net cash outflow from investing activities and financing activities of RMB2,745 million (2003: RMB3,541 million), and an increase in cash and cash equivalents of RMB521 million (2003: decrease of RMB378 million).

The directors of Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group's operating cashflow. Due to the dynamic nature of the underlying businesses, the Group treasury aims at maintaining flexibility in funding by keeping credit lines available. The directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

(f) ***Foreign currency risk***

The Group's finance lease obligation as well as certain bank and other loans are denominated in US dollars, Japanese Yen and Euro, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against US dollars had been comparatively stable in the past. However, RMB against Japanese Yen and Euro had experienced a significant level of fluctuation over the past two years which is the major reason for the significant exchange differences recognised by the Group for the years ended 31 December 2003 and 2004.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

39. Financial Risk Management (Cont'd)

(f) Foreign currency risk (Cont'd)

The Group enters into certain foreign currency forward contracts with PRC banks to hedge against foreign currency risk (note 40).

(g) Fair value

The carrying amounts and estimated fair value of the Group's significant financial assets and liabilities at 31 December 2004 are set out as follows:–

	Group and Company			
	2004		2003	
	Carrying amount RMB'000	Fair value RMB'000	Carrying amount RMB'000	Fair value RMB'000
Long-term bank loans	**10,705,637**	**9,878,592**	11,222,923	10,131,805
Obligations under finance leases	**8,662,286**	**8,382,324**	7,100,886	7,069,346
Long-term bank deposits	**1,908,398**	**1,990,832**	1,743,924	1,840,139

The fair values of the long-term bank loans, obligation under finance leases and long-term bank deposits are estimated by applying a discounted cashflow approach using current market interest rates for similar indebtedness/investment.

The fair value of cash and bank balances, trade receivables, other receivables, amounts due from and to related companies, trade payables, notes payables, other payables and short-term bank loans are not materially different from their carrying amounts because of the short maturities of these instruments.

Fair value estimates are made at specific point in time and are based on relevant market information. This estimate is subjective in nature and involves uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in valuation methods and assumptions could significantly affect the estimates.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

40. Derivative Financial Instruments

	Group and Company	
	Assets RMB'000	Liabilities RMB'000
At 31 December 2004		
Interest rate swaps (note (a))	**11,571**	**19,447**
Forward foreign exchange contracts (note (b))	**–**	**100,196**
	11,571	**119,643**
At 31 December 2003		
Interest rate swaps (note (a))	2,814	40,390
Forward foreign exchange contracts (note (b))	–	54,047
	2,814	94,437

(a) Interest rate swaps

The Group uses interest rate swaps to reduce risk of changes in market interest rates (note 39(c)). The interest rate swaps entered into by the Group generally for swapping variable rates, usually reference to LIBOR, with fixed rates. The Group's interest rate swaps fulfill the criteria for hedge accounting and are accounted for as cashflow hedge. As at 31 December 2004, the notional amount of the outstanding interest rate swap agreements was approximately US$437 million (2003: US$164 million) which will expire between 2006 and 2013. For the year ended 31 December 2004, a net gain of RMB29,700,000 (2003: loss of RMB315,000) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition is recognised directly in the hedging reserve (note 29).

(b) Forward foreign exchange contracts

The Group uses currency forward contracts to reduce risks of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (note 39(f)). These contracts were generally entered for sales of Japanese Yen and purchases of U.S. dollars at fixed exchange rates. The Group's currency forward contracts qualify for hedge accounting and are accounted for as cashflow hedges of firm commitments. As at 31 December 2004, the notional amount of the outstanding currency forward contracts were approximately US$226 million (2003: US$237 million). These currency forward contracts will expire between 2006 and 2010. For the year ended 31 December 2004, a net loss of RMB46,149,000 (2003: RMB58,102,000) arising from changes in the fair value of these foreign currency forwards subsequent to initial recognition is recognised directly in the hedging reserve (note 29).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2004

41. Ultimate Holding Company

The directors regard CEA Holding, a company established in the PRC, as being the immediate holding and the ultimate holding company.

42. Post Balance Sheet Date Event

On 2 March 2005, the Company entered into an agreement with United Technologies Far East Limited ("UTFEL"), to establish Hamilton Sundstrand (Shanghai) Aerospace Technology Limited ("HSSATL"), a jointly controlled entity which will be principally engaged in the provision of repair and maintenance services for auxiliary power units of aircraft in the PRC. The registered capital of HSSATL is US$8,900,000, which is to be contributed by the Company and UTFEL in proportion of 51% and 49% respectively.

HZKZ(2005)0001

To the shareholders of

China Eastern Airlines Corporation Limited:

We have audited the accompanying balance sheet and consolidated balance sheet of China Eastern Airlines Corporation Limited ("the Company") as of December 31, 2004 and the related statement of income and income appropriation, and consolidated statement of income and income appropriation, and statement of cash flow and consolidated statement of cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the Independent Auditing Standards of the People's Republic of China to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements are in conformity with the Accounting Standards and the "Accounting Regulations for Enterprises". They present fairly, in all material respects, the financial position of the Company as of December 31, 2004, operating results and cash flow for the year then ended.

Dongmo Lin C.P.A.

Li Chen C.P.A.

Shanghai Zhonghua Certified Public Accountants

Shanghai, China
April 12, 2005

Balance Sheet

(Prepared in accordance with PRC Accounting Regulations)
As at 31 December 2004

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Assets	Note	Consolidated Ending Balance	Consolidated Beginning Balance	Parent corp. Ending Balance	Parent corp. Beginning Balance
Current Assets:					
Cash & bank	5.1	**3,841,460,120.53**	3,322,926,329.92	**2,571,544,389.61**	2,246,480,385.11
Short-term Investment	5.2	**413,042,752.71**	182,786,582.38	**412,692,752.71**	182,786,582.38
Dividends Receivable		**6,990,663.15**	3,300,000.00	**6,990,663.15**	3,300,000.00
Interests Receivable		**240,061.50**	-	**-**	-
Accounts Receivable	5.3	**1,780,420,970.81**	1,473,550,239.60	**1,562,172,460.75**	967,867,269.65
Other Receivables	5.4	**858,396,742.73**	424,503,864.46	**1,345,534,606.21**	2,381,112,226.91
Prepayments	5.5	**32,142,313.83**	16,502,998.23	**25,714,275.32**	8,719,784.69
Inventories	5.6	**1,177,346,469.96**	1,348,137,867.35	**1,098,436,416.93**	1,275,070,338.58
Amounts to be Amortized	5.7	**125,451,097.02**	107,328,906.46	**106,129,728.15**	86,742,026.77
Total Current Assets		8,235,491,192.24	6,879,036,788.40	7,129,215,292.83	7,152,078,614.09
Long-term Investment					
Long-term equity Investment	5.8	**677,070,402.26**	694,568,890.86	**2,996,065,529.94**	2,578,539,797.83
Long-term Debt Investment	5.9	**-**	585,736,277.08	**-**	585,736,277.08
Total Long-term Investment		**677,070,402.26**	1,280,305,167.94	**2,996,065,529.94**	3,164,276,074.91
Less: Provision for Impairment of Long-term Investment	5.8	**1,758,050.62**	1,758,050.62	**-**	-
Long-term Investment, net		675,312,351.64	1,278,547,117.32	2,996,065,529.94	3,164,276,074.91
Including: Consolidation Difference	5.8	**-1,653,640.63**	-1,879,467.30	**-**	-
Including: Equity Investment Difference	5.8	**53,910,614.20**	58,747,236.09	**51,741,918.01**	58,367,059.93
Fixed Assets:					
Fixed Assets, at cost	5.10	**40,860,132,679.81**	35,907,184,718.07	**34,097,710,149.69**	29,633,482,904.84
Less: Accumulated Depreciation	5.10	**12,905,946,919.58**	11,716,702,028.87	**10,414,452,094.15**	9,596,957,491.83
Net Fixed Assets		**27,954,185,760.23**	24,190,482,689.20	**23,683,258,055.54**	20,036,525,413.01
Less: Provision for Impairment of Fixed Assets	5.10	**3,570,000.00**	3,570,000.00	**3,570,000.00**	3,570,000.00
Fixed Assets, net		**27,950,615,760.23**	24,186,912,689.20	**23,679,688,055.54**	20,032,955,413.01
Engineering Supplies		**326,900.00**	329,000.00	**326,900.00**	329,000.00
Construction in Progress	5.11	**2,910,755,235.80**	2,749,083,854.48	**2,802,052,449.65**	2,622,103,383.42
Disposal of Fixed Assets		**-**	162,661.03	**-**	-
Total Fixed Assets		30,861,697,896.03	26,936,488,204.71	26,482,067,405.19	22,655,387,796.43
Intangible Assets & Other Assets					
Intangible Assets	5.12	**1,322,183,829.68**	1,258,390,496.48	**788,780,012.33**	784,717,430.34
Long-term Assets to be Amortized	5.13	**161,327,014.54**	201,893,846.42	**136,399,412.78**	181,828,544.73
Total intangible Assets & Other Assets		1,483,510,844.22	1,460,284,342.90	925,179,425.11	966,545,975.07
Deferred Taxes:					
Deferred Tax Debits	5.14	**139,592,391.32**	133,122,893.75	**114,305,063.55**	111,469,166.97
Total Assets		41,395,604,675.45	36,687,479,347.08	37,646,832,716.62	34,049,757,627.47

(Prepared in accordance with PRC Accounting Regulations)
As at 31 December 2004

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

		Consolidated		Parent corp.	
Liabilities & Shareholder's Equity	Note	Ending Balance	Beginning Balance	Ending Balance	Beginning Balance
Current Liabilities:					
Short-term Loans	5.15	**6,188,919,456.37**	4,631,917,352.58	**4,255,919,456.37**	3,971,917,352.58
Notes Payable	5.16	**838,337,176.10**	756,486,871.84	**838,337,176.10**	658,901,972.62
Accounts Payable	5.17	**727,835,020.99**	370,753,762.69	**665,488,290.48**	130,642,579.69
Advances from Customers	5.18	**69,661,954.06**	95,527,168.39	**225,488,934.68**	209,428,250.17
International Sales in Advance of Carriage	5.19	**716,225,097.79**	808,998,400.37	**691,240,870.62**	656,057,929.59
Domestic Sales in Advance of Carriage	5.20	**148,349,090.03**	253,000,258.93	**148,349,090.03**	252,792,500.99
Payroll Payable		**262,868,327.26**	22,238,920.54	**255,080,100.27**	19,355,085.40
Welfare Payable		**9,836,722.21**	75,856,022.29	**5,407,738.79**	64,675,336.90
Dividends Payable	5.21	**1,278,965.10**	735,594.70	**-**	-
Taxes Payable	5.22	**369,550,167.33**	186,940,960.39	**194,367,039.98**	71,051,418.47
Other Outstanding Payment (statutory)	5.23	**643,612,487.75**	365,837,626.62	**604,004,602.15**	331,938,610.26
Other Payables	5.24	**1,743,733,768.88**	1,330,458,305.06	**1,372,455,728.11**	1,079,119,669.42
Accrued Expenses	5.25	**3,323,089,093.18**	3,235,980,189.05	**2,594,404,151.53**	2,606,469,634.59
Accrued Liabilities	5.26	**13,831,473.00**	365,973.00	**13,831,473.00**	365,973.00
Deferred Income	5.27	**89,750,899.62**	-	**89,750,899.62**	-
Portion of Long-term Liabilities due Within One Year	5.28	**3,806,169,293.36**	3,972,841,034.43	**3,806,169,293.36**	3,972,841,034.43
Total Current Liabilities		**18,953,048,993.03**	16,107,938,440.88	**15,760,294,845.09**	14,025,557,348.11
Long-term Liabilities:					
Long-term Loans	5.29	**7,283,214,165.34**	7,809,983,684.45	**7,252,590,945.34**	7,809,983,684.45
Long-term Accounts Payable	5.30	**8,316,485,000.96**	6,720,984,780.75	**8,316,485,000.96**	6,720,984,780.75
Payments for Special Purpose		**102,276.05**	180,112.00	**102,276.05**	180,112.00
Total long-term Liabilities		**15,599,801,442.35**	14,531,148,577.20	**15,569,178,222.35**	14,531,148,577.20
Deferred Taxes:					
Deferred Tax Credits	5.31	**329,766,349.19**	258,798,660.84	**329,584,634.66**	258,616,946.31
Total Liabilities		**34,882,616,784.57**	30,897,885,678.92	**31,659,057,702.10**	28,815,322,871.62
Minority Interests		**714,813,526.35**	562,680,156.52	**-**	-
Shareholder's Equity:					
Capital Stock	5.32	**4,866,950,000.00**	4,866,950,000.00	**4,866,950,000.00**	4,866,950,000.00
Capital Reserve	5.33	**1,182,682,050.85**	1,147,086,556.87	**1,285,210,430.76**	1,147,086,556.87
Surplus Reserve	5.34	**185,940,927.08**	118,805,091.66	**-**	-
Including: Public Welfare Fund	5.34	**90,739,788.10**	58,902,989.16	**-**	-
Undistributed Profit	5.35	**-534,737,613.40**	-905,928,136.89	**-261,724,416.24**	-779,601,801.02
Cash Dividends		**97,339,000.00**	-	**97,339,000.00**	-
Total Shareholder's Equity		**5,798,174,364.53**	5,226,913,511.64	**5,987,775,014.52**	5,234,434,755.85
Total liabilities & Shareholder's Equity		41,395,604,675.45	36,687,479,347.08	37,646,832,716.62	34,049,757,627.47

Income Statement

(Prepared in accordance with PRC Accounting Regulations)
For the period of January – December 2004

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Item		Note	Consolidated Ending Balance	Consolidated Beginning Balance	Parent corp. Ending Balance	Parent corp. Beginning Balance
I.	**Revenue from main Operations:**	5.36	**19,893,143,628.59**	13,999,058,353.15	**15,875,882,226.74**	11,061,812,480.67
	Less: Main Operating Cost	5.36	**16,123,577,232.40**	11,904,633,355.78	**12,947,428,391.25**	9,761,993,025.07
	Business Taxes and additional	5.37	**521,573,837.03**	167,358,463.22	**403,064,638.04**	128,040,138.69
II.	**Profit from Main operations**		**3,247,992,559.16**	1,927,066,534.15	**2,525,389,197.45**	1,171,779,316.91
	Add: Other operating Revenue	5.38	**664,863,604.99**	409,834,769.12	**327,651,265.45**	312,550,329.19
	Less: Operating Expenses		**1,449,384,291.23**	1,104,325,666.15	**1,285,799,267.59**	977,431,933.36
	General & Administrative Expenses		**1,176,830,743.19**	1,083,814,024.61	**903,400,798.62**	918,235,775.83
	Financial Expenses	5.39	**698,476,930.78**	785,040,705.64	**625,102,482.12**	734,615,839.26
III.	**Profit from Operations**		**588,164,198.95**	-636,279,093.13	**38,737,914.57**	-1,145,953,902.35
	Add: Investment Income	5.40	**-29,401,993.41**	43,804,293.09	**313,895,668.13**	328,159,937.91
	Subsidy Income	5.41	**71,219,749.56**	87,894,528.18	**71,105,974.91**	87,894,528.18
	Non-operating Income	5.42	**337,990,332.32**	122,982,722.18	**312,336,039.27**	119,004,173.37
	Less: Non-operating Expenses	5.43	**53,371,600.17**	28,525,186.13	**52,648,827.83**	57,413,133.54
IV.	**Total Profit**		**914,600,687.25**	-410,122,735.81	**683,426,769.05**	-668,308,396.43
	Less: Income Tax	5.44	**224,587,769.55**	296,270,791.76	**68,210,384.27**	171,685,450.67
	Gains or Losses of Minority Shareholders		**153,670,846.87**	119,578,275.73	-	–
V.	**Net Profit**		**536,342,070.83**	-825,971,803.30	**615,216,384.78**	-839,993,847.10
Supplementary Data						
	1. Proceeds from Sale or Disposal of Departments or Invested Companies		-	–	-	–
	2. Loss from Natural Disasters		-	–	-	–
	3. Increase (or Decrease) of Total Profit Arising From Change in Accounting Policies		-	59,250,000.00	-	-6,000,000.00
	4. Increase (or Decrease) of Total Profit Arising From Change in Accounting Estimations		**-37,039,000.00**	–	**-35,483,000.00**	–
	5. Loss from Debt Reorganization		-	–	-	–
	6. Other Items		-	–	-	–

(Prepared in accordance with PRC Accounting Regulations)
For the period of January – December 2004

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Item		Note	Consolidated Ending Balance	Consolidated Beginning Balance	Parent corp. Ending Balance	Parent corp. Beginning Balance
I.	**Net Profit/(loss) for the year**		**536,342,070.83**	-825,971,803.30	**615,216,384.78**	-839,993,847.10
	Add: (Accumulated Loss)/Retained Profits at the Beginning of the Year		**-905,928,136.89**	198,158,023.32	**-779,601,801.02**	278,888,379.81
	Less: Provision for staff housing benefits		-	218,496,333.73	-	218,496,333.73
	Add: Transfer from Surplus Reserve		-	–	-	–
II.	**Profits Available for Distribution**		**-369,586,066.06**	-846,310,113.71	**-164,385,416.24**	-779,601,801.02
	Less: Provision for Statutory Surplus Reserve		**35,299,036.48**	30,227,402.60	-	–
	Provision for Statutory Welfare Fund		**31,836,798.94**	29,390,620.58	-	–
	Provision for Staff & Worker's Welfare Fund		**676,711.92**	–	-	–
III.	**Profits Available for Distribution to Owners**		**-437,398,613.40**	-905,928,136.89	**-164,385,416.24**	-779,601,801.02
	Less: Dividends for Preferred Shares		-	–	-	–
	Provision for Discretionary Surplus Reserve		-	–	-	–
	Dividends for Common Shares		**97,339,000.00**	–	**97,339,000.00**	–
	Common Shares Transferred into Share Capital		-	–	-	–
IV.	**Retained Profits/(Accumulated Loss)**		**-534,737,613.40**	-905,928,136.89	**-261,724,416.24**	-779,601,801.02

(Prepared in accordance with PRC Accounting Regulations)
For the period of January – December 2004

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Item		Note	Consolidated	Parent corp.
I.	**Cash Flows from Operating Activities:**			
	Cash received from sales of goods or rendering of services		20,777,190,533.99	16,318,231,885.36
	Refunds of taxes		2,985,839.97	2,870,250.00
	Other cash received relating to operating activities		129,593,658.95	118,520,388.82
	Sub-total of cash inflows		**20,909,770,032.91**	**16,439,622,524.18**
	Cash paid for goods and services		13,441,300,043.48	10,673,510,135.17
	Cash paid to and on behalf of employees		1,565,602,774.09	1,286,347,268.88
	Payments of all types of taxes		869,494,073.17	575,711,245.89
	Other cash paid relating to operating activities		816,248,432.45	595,227,207.30
	Sub-total of cash outflows		**16,692,645,323.19**	**13,130,795,857.24**
	Net cash flows from operating activities		**4,217,124,709.72**	**3,308,826,666.94**
II.	**Cash Flows from Investing Activities:**			
	Cash received from return of investments		246,031,513.13	246,031,513.13
	Cash received from distribution of dividends or profits		380,108,706.76	524,872,824.51
	Net cash receipts from the disposal of fixed assets, intangible assets and other long-term assets		965,455,430.98	2,702,786,101.84
	Other cash received relating to investing activities		–	–
	Sub-total of cash inflows		**1,591,595,650.87**	**3,473,690,439.48**
	Cash paid for acquisition of fixed assets, intangible asset, and other long-term activities		3,690,413,240.56	3,534,373,595.66
	Cash paid for acquisition of investments		63,842,274.35	166,513,074.35
	Other cash paid relating to investing activities	5.45.1	30,001,980.00	30,000,000.00
	Sub-total of cash outflows		**3,784,257,494.91**	**3,730,886,670.01**
	Net cash flows from investing activities		**-2,192,661,844.04**	**-257,196,230.53**
III.	**Cash Flows from Financing Activities:**			
	Cash received from investors		59,400,000.00	–
	including: Cash received by subsidiaries from investments by minority shareholders		59,400,000.00	–
	Cash received from borrowings		9,995,591,423.35	7,481,968,203.35
	Other cash received relating to financing activities		–	–
	Sub-total of cash inflows		**10,054,991,423.35**	**7,481,968,203.35**
	Cash repayments of amounts borrowed		8,637,069,699.78	7,427,069,699.78
	Cash paid for distribution of dividends or profits and for interest expenses		509,121,009.71	360,452,079.50
	including: Cash paid for distribution of dividends or profits to minority shareholders by subsidiaries		60,122,482.25	–
	Other cash paid relating to financing activities	5.45.2	2,400,420,556.99	2,400,375,556.99
	Sub-total of cash inflows		**11,546,611,266.48**	**10,187,897,336.27**
	Net cash flows from financing activities		**-1,491,619,843.13**	**-2,705,929,132.92**
IV.	**Effect of Foreign Exchange Rate Changes on Cash**		**8,308,131.20**	**1,980,064.15**
V.	**Net Increase in Cash and Cash Equivalents**		**541,151,153.75**	**347,681,367.64**

(Prepared in accordance with PRC Accounting Regulations)
For the period of January – December 2004

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Supplementary Information	Note	Consolidated	Parent corp.
1. Reconciliation of Net Profit to Cash Flows from Operating Activities			
Net Profit		536,342,070.83	615,216,384.78
Add: Gains or losses of minority shareholders		153,670,846.87	–
Provision for impairment of assets		73,852,281.83	39,351,049.03
Depreciation of fixed assets		1,821,060,032.06	1,440,328,778.68
Amortization of intangible assets		34,639,998.16	23,308,133.51
Amortization of long-term deferred expenses		102,066,168.59	96,056,762.26
Decrease/(increase) in deferred expense		-18,122,190.56	-19,387,701.38
Decrease/(increase) in accrued expense		160,385,706.41	21,994,645.86
Losses/(gains) on disposal of fixed assets, intangible assets and other long-term assets		-17,721,604.68	-16,797,218.75
Losses on scrapping of fixed assets		–	–
Financial expenses		749,354,569.47	666,632,761.27
Losses/(gains) arising from investments		29,401,993.41	-313,895,668.13
Deferred taxes credit/(debit)		64,498,190.78	68,131,791.77
Decrease/(increase) in inventories		122,507,902.67	131,727,378.94
Decrease/(increase) in operating receivables		-2,132,599,344.89	-948,414,020.66
Increase/(decrease) in operating payable		2,512,904,583.77	1,479,690,084.76
Others	5.45.3	24,883,505.00	24,883,505.00
Net cash flows from operating activities		**4,217,124,709.72**	**3,308,826,666.94**
2. Investing and Financing Activities that do not Involve Cash Receipts and Payments			
Conversion of debt into capital		–	–
Convertible bonds maturing in one year		–	–
Fixed-assets acquired by finance leases		2,974,881,194.98	2,974,881,194.98
3. Net Increase in Cash and Cash Equivalents			
Cash at the end of the period		1,779,428,622.54	529,985,738.20
Less: cash at the beginning of the period		1,468,183,639.12	412,210,540.89
Add: cash equivalents at the end of the period		412,692,752.71	412,692,752.71
Less: cash equivalents at the beginning of the period		182,786,582.38	182,786,582.38
Net Increase in cash and cash equivalents		**541,151,153.75**	**347,681,367.64**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

1. Brief Profile of the Company

China Eastern Airlines Corporation Limited ("the Company") was established in April 1995 under the sole sponsorship of Eastern Air Group Company. In Feb. 1997, with the approval of State Reformation Commission by its Circular No. (1996) 180 and State Council Securities Commission by its Circular No. (1997) 4, the Company issued 1,566,950,000 H shares, which are listed on the Stock Exchange of Hong Kong and New York Stock Exchange. In May 1997, with the approval of Civil Aviation Administration of China and China Securities Supervisory Commission, the Company issued 300,000,000 A shares to the public. The registered capital of the Company is RMB 4,866,950 thousand. The registered address is No. 66 Jichang Avenue, Pudong International Airport, Shanghai.

The Company is primarily engaged in the air transportation of passengers, cargo, mails and luggage over domestic and approved overseas air routes, extended services, general aviation business, aircraft maintenance, manufacturing and maintenance of aviation equipment, agent services for airlines both at home and abroad and other business related to aviation transportation.

2. Principal Accounting Policies and Accounting Estimations

2.1 Accounting Policies Applied

The company and its subsidiaries follow the Accounting Standards and *Accounting Regulations for Business Enterprises* and its supplementary regulations. Since Jan. 1, 2003, the company and its subsidiaries also follow the *Accounting Treatment for Civil Aviation Industry*.

2.2 Accounting Period

The Company adopts the Gregorian calendar year as its accounting period, i.e., from January 1 to December 31 each year.

2.3 Base Currency

The Company adopts Renminbi ("RMB") as its base currency.

2.4 Principle and Basis of Accounting

The Company adopts accrual basis. All items are recorded at actual cost upon acquisition. If impairment occurs, the provision for impairment will be made according to "Accounting Regulations for Business Enterprises".

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.5 Translation of Foreign Currencies

Foreign currency transactions are translated into RMB at the middle exchange rate issued by PBOC at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences of specific borrowings related to the acquisition or construction of a fixed asset should be capitalized in the period in which they are incurred when the relevant fixed asset being acquired or constructed is not ready for its intended use. Exchange differences during preparation period are included in long-term amortization charges, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the exchange gains and losses of the current period.

2.6 Definition of Cash Equivalents

Cash equivalents are short term (with a holding period of less than three months), highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.7 Current Investment

2.7.1 The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds that have been accrued. Cash dividends or interests during holding period are offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss of the current period.

2.7.2 The current investment is recorded at the lower of cost and market value. The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis and will be accounted as current profit and loss.

2.8 Accounting Method for Bad Debts

2.8.1 The Company adopts allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proving the uncollectibility of an account receivable then allowance is made at a higher ratio or at the full carrying amount. The allowance for remaining accounts receivable shall refer to the following ratios.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.8 *Accounting Method for Bad Debts (Cont'd)*

Aging	Ratio
Within 1 year	3‰
In the second year	5%
In the third year	10%
In the forth year	15%
In the fifth year	20%
Over 5 years	40%

2.8.2 The company adopts following standards in determination of bad debts:

a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after liquidation of the debtor's bankrupt estate or legacy.

b. When the debt is overdue due to the default of the debtor and there is obvious evidence proving the uncollectibility of the accounts.

The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses the difference will be charged into income statement of the current period.

2.9 *Inventory*

2.9.1 The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in 'Materials Cost Variance'. The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use. The maintenance costs for high-price rotables are recognized as current period expenses immediately when occurred.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.9 Inventory (Cont'd)

2.9.2 In respect of aircraft consumables of the aircraft type which are continue to use, provision for impairment is made based on aging analysis and corresponding percentage at the end of each period. For those of the aircraft-type which are no longer for use, provision for impairment is made at the lower of the realizable value and the carrying amount.

2.10 Long-term Investment

2.10.1 Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprises or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the Company's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's profit and loss account.

2.10.2 Long-term debt investment (including bond investment and other debt investment) is recorded at actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments of the amortization of premium or discount, should be recognized as investment income of the period.

2.10.3 The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.11 Fixed Assets and Depreciation

2.11.1 Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. Fixed assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold at actual interest rate.

If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.

	Useful lives	Residual value rate
Aircraft and engines attached	20 years	5%
Standby engines	20 years	0%
Buildings	15-35 years	3%
Vehicles and electronic devices	5-6 years	3%
Other Equipment	5-20 years	3%

When impairment occurs, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.

2.11.2 Fixed assets which have been or will be put into other use, or will not be in operation or will be disposed are recorded at the lower of carrying amount and recoverable amount at the end of each period. The recoverable amounts depend on the future cashflows generated by the assets or the estimates made by the management according to the current market situation. When the recoverable amounts have declined below their carrying amounts, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.

2.12 Construction-in-Progress

2.12.1 Construction-in-progress is accounted for on an individual item basis at the actual cost. Upon completion and readiness for use, the cost of construction-in-progress is to be transferred to the account of Fixed Assets. Interests incurred in connection with specific borrowings and relevant exchange differences for the purpose of construction-in-progress should be capitalized as part of the cost when the project is not ready for intended use. Interests incurred and exchange differences after the project is ready for use should be recognized as current period expenses.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.12 Construction-in-Progress (Cont'd)

2.12.2 Construction-in-progress is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

2.13 Valuation and Amortization of Intangible Assets

2.13.1 The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, rental or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

2.13.2 The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

2.14 Long-term Amortization Charges

Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. Long-term amortization charges of the Company are mainly uniform cost. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the profit and loss account of the month during which formal operation starts.

2.15 Overhaul Expenses of Aircraft and Engines

The overhaul expenses refer to maintenance of D criteria and higher grade of aircraft owned by the Company or held under finance lease or operating lease. The overhaul expenses of self-owned aircraft and aircraft held under finance lease are charged into the current profit. The overhaul expenses of aircraft under operating lease are accrued according to lease contract or at a certain percentage for different types of aircraft (the ratio of actual flying hours and estimated flying hours between overhauls). The actual overhaul expenses will offset against the accrued amount. The other daily maintenance expenses of aircraft and engines will be charged into the current profit and loss account.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.16 Sales in Advance of Carriage

The sales in advance of carriage (SIAC) are mainly sales proceeds for transportation of passengers, cargo, mail and overweight luggage with tickets of the Company, which are to be settled later. The sales in advance of carriage are classified into international and domestic under categories of passenger, cargo and mail for tickets sold in different years. The balance of SIAC is transferred out upon delivery of service by the Company or other airlines with uplifted coupons or billing list by other airlines as evidence.

According to the *Accounting Treatment for Civil Aviation Industry* with the circular number Cai-kuai [2003]18, the Company acknowledges those SIAC balances of both domestic and international sales over settlement period as "over settlement balance" and has transferred it into non-operating revenue of this year.

2.17 Retirement Benefits and Medical Insurance

2.17.1 Retirement Benefits

The Company participates in defined contribution retirement schemes regarding pension for employees organized by the governments of respective provinces. The Company and employees turn in social pension at 14.5% and 8% of the total salaries of last year recognized by government to social welfare agent. In addition, the Company provides retirees with living allowance and transportation subsidies as well as other welfare. The post-retirement benefit expenses are recognized in the current profit and loss.

2.17.2 Medical Insurance

Except Shanghai Headquarters, its subsidiaries and Ningbo Branch, the branches in other provinces have not participated in the social medical insurance scheme introduced by local governments. The Company and employees that have participated in the scheme contribute 12% and 2% of the total salaries of last year to local social welfare agent. For those who have not participated in the social medical insurance scheme, the actual medical expenses are recognized in the current profit and loss.

2.18 Revenue

2.18.1 The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with uplifted coupons as evidence.

The commission income from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

Ground service income is recognized as other operating revenue upon rendering of services.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.18 *Revenue (Cont'd)*

2.18.2 The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

2.19 *Frequent Flyer Program*

The policy of FFP implemented by the Company entitle available free travel award to members based on their accumulated mileage. Extra cost incurred as a result of the policy. The company adopts incremental cost methods to estimate the cost of the program. The estimated incremental cost is recognized as an expense in the income statement and accrued as a liability in the balance sheet. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly.

2.20 *Income Tax*

Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.

2.21 *Basis of Consolidated Statements*

2.21.1 Consolidation Scope: According to "Notice on the Distribution of 'Provisional Regulation on Consolidation of Financial Statements'" (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to Questions about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except those companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the new future or have an insignificant influence on consolidation.

2.21.2 Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.22 Significant Changes in Accounting Estimate and its Influence

2.22.1 Contents and basis of changes in accounting estimate: The Company changed the method of provision for impairment of aircraft consumables from Jan 1.2004 to indicate the value of these inventories more accurately and to manage the over-storage of aircraft consumables more conveniently. Provisions are recognized based on the storage age instead of the average useful life of aircraft type accordingly, and the average discount rate in previous disposal of the aircraft consumables of the workable aircraft type. For those aircraft type will not work, no provisions of the aircraft consumables will be recognized unless that the net realizable value will be lower than the carrying amounts during future disposals.

2.22.2 Influence of changes in accounting estimate: the above-mentioned change decreases the total profit of 2004 by 37.04 million.

3. Taxation Items

3.1 Business Tax

The business tax of transportation, ground service and commissions is levied at 3% of the income.

The business tax of maintenance and other services is levied at 5% of the income.

3.2 Value-added Tax

The value-added tax is levied at 4% of the material transfer income.

3.3 City Construction Tax

The city construction tax is levied at 7% of the circular tax.

3.4 Income Tax

The income tax is calculated at applicable income tax rate and taxable income of the period. According to circular HSEC(2001)104 of Shanghai State Taxation Bureau, the Company enjoys the preferential policy of Pudong New Area since July 1, 2001 and the applicable income tax rate is reduced to 15%.

3.5 Education Tax

The education tax is calculated at 3% of the circular tax.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

4. Stock-held Subsidiaries and Associated Companies

No.	Name of Investee Company	Registered Capital (10,000)	Scope of Business	Total Investment (10,000)	Share-holding Percent
1	China Eastern Airlines Jiangsu Co., Ltd.	25,750.36	Air transportation of passengers, cargo, mails and luggage over domestic air routes and approved overseas routes	14,162.70	55%
2	Shanghai Eastern Flight Training Co., Ltd.	47,300.00	Training for flying crew and other related personnel	44,935.00	95%
3	Eastern Airlines Hotel Co., Ltd.	7,000.00	Sales of food, knitwear & hardware	6,010.00	85.86%
4	China Cargo Airlines Co., Ltd.	50,000.00	Air transportation of cargo & mails, air catering, sales of tourist goods, hotel, catering and entertainment	35,000.00	70%
5	Eastern (Shantou) Economic Development Co., Ltd.	1000.00	Production & sales of aviation products, hardware, chemical materials	550.00	55%
6	Shanghai Eastern Airlines Investment Co., Ltd.	41,250.00	Investment and relevant consultation	40,752.00	98.79%
7	Shanghai Eastern Airlines Logistics Co., Ltd	20,000	Cargo consignation, ground service, transportation service, storage, property management	15,060	70%
8	Jiangnan Tourism (HK) Co.	64.11	Tour services	64.11	100%
9	Eastern Airlines Jiangsu Advertisement Co., Ltd.	30.00	Design and making of advertisement in domestic broadcast and newspapers	30.00	100%
10	Jiangsu Suying Labor Service Co., Ltd.	16.60	Labor service, labor agent, labor information consultation and training	14.94	90%
11	Eastern Airlines Jiangsu Co., Ltd. Food Trade Co.	49.80	Shut up	49.80	100%

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

4. Stock-held Subsidiaries and Associated Companies (Cont'd)

No.	Name of Investee Company	Registered Capital (10,000)	Scope of Business	Total Investment (10,000)	Share-holding Percent
12	Jiangsu Eastern Airlines Trade Co., Ltd.	200.00	Shut up	110.00	55%
13	Jiangsu Eastern Airlines Industrial Co., Ltd.	22.86	Shut up	16.01	70%
14	Shanghai Dongwei Aviation Transportation Service Co., Ltd	300.00	Land cargo transportation and storage service	195.00	65%
15	Shanghai Eastern Fudart Transportation Services Co., Ltd.	USD100.00	Agent services for transportation of imp. & exp. cargo by air or sea	708.82	51%
16	Shanghai East Aircraft Maintain Co., Ltd.	USD310.00	airline reparing service	1,950.00	65%
17	Shanghai Eastern Airlines Swire investment Co., Ltd.	USD3000.00	civil aviation transportation and investment in the related field	USD225.00	50%

Among the above subsidiaries, No.1, No.2, No. 3, No. 4, No. 6, No. 7, No. 15, No. 16 and No.17 have been included in the consolidation scope, No. 11, No. 12, and No. 13 have been shut up and are not included in the consolidation scope; No. 5, No. 8, No.9, and No. 10 have no significant influence on the financial position and not included in the consolidation scope for the total assets, operating revenue, and net profit of these companies represent less than 10% of those of the parent company. No.14 has not started formal operation and is not included in the consolidation scope;

5. Notes to Main Items of Financial Statements

(All amounts are in RMB Yuan; the notes are explanations to major items of consolidated financial statements except otherwise specified)

5. Notes to Main Items of Financial Statements (Cont'd)

5.1 *Monetary Fund*

Item	Original Currency	Ending Balance Exchange Rate	RMB Equivalent	Original Currency	Beginning Balance Exchange Rate	RMB Equivalent
Cash			3,048,203.94			2,533,250.20
Bank Deposit			1,635,609,200.98			1,391,971,099.34
RMB	1,328,627,356.53	1.00000	1,328,627,356.53	1,111,609,314.49	1.00000	1,111,609,314.49
USD	13,861,220.47	8.27650	114,722,391.22	16,661,791.75	8.27670	137,904,651.72
JPY	690,473,198.00	0.07970	55,031,404.35	714,733,415.00	0.07726	55,222,447.85
HKD	-	1.06370	-	-	1.06110	-
EUR	2,346,005.76	11.26270	26,422,359.07	2,929,926.77	10.33830	30,290,461.92
SGD	4,304,794.41	5.05500	21,760,735.74	1,143,365.08	4.85860	5,555,153.58
KRW	2,865,582,404.00	0.00799	22,893,137.83	4,060,412,201.00	0.00691	28,053,387.90
THB	76,992,681.93	0.21220	16,337,847.11	33,604,233.61	0.20870	7,013,203.55
NZD	772,678.39	5.94005	4,589,748.27	1,099,796.36	5.41790	5,958,586.70
AUD	2,081,969.28	6.44280	13,413,711.68	923,572.31	6.20130	5,727,348.97
INR	16,632,923.51	0.18970	3,155,265.59	20,354,188.10	0.18199	3,704,258.69
GBP	1,100,576.16	15.93100	17,533,278.80	63,369.81	14.71180	932,283.97
MYR	2,831,267.12	2.17831	6,167,377.48		-	-
CAD	720,782.57	6.87390	4,954,587.31		-	-
Other Monetary Fund			2,202,802,715.61			1,928,421,980.38
Total			**3,841,460,120.53**			**3,322,926,329.92**

The other monetary fund includes the restricted overseas deposit of equivalent RMB 2.042 billion.

5.2 *Current Investment*

	Ending Balance			Beginning Balance		
	Balance	Provision for Impairment	Net Value	Balance	Provision for Impairment	Net Value
Stock Investment	-	-	-	-	-	-
Other Investment	413,042,752.71	-	413,042,752.71	182,786,582.38	-	182,786,582.38
	413,042,752.71	**-**	**413,042,752.71**	**182,786,582.38**	**-**	**182,786,582.38**

The Company entrusts ICBC Shanghai Branch and CCB Shanghai No.1 Branch to manage its short-term foreign exchange investment with its self-owned foreign exchange. The interest rate is 0.17558% of HKD and 2.12%-2.2175% of USD. The maturity is Jan 4, 2005. These investments have been refunded by the issuing date of the financial reports.

The ending balance of short investment is 125.97% more than that of last year due to the surge of foreign exchange investment to USD.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.3 Accounts Receivable

5.3.1 Consolidated

Aging	Ending Balance Amount	Ending Balance Percentage (%)	Ending Balance Provision for Bad Debts	Ending Balance Net Amount	Beginning Balance Amount	Beginning Balance Percentage (%)	Beginning Balance Provision for Bad Debts	Beginning Balance Net Amount
Within 1 Year	1,774,161,359.86	94.62	4,975,466.16	1,769,185,893.70	1,423,421,623.45	91.28	4,433,936.98	1,418,987,686.47
In the Second Year	3,558,164.93	0.19	342,666.24	3,215,498.69	49,108,932.32	3.15	3,254,466.90	45,854,465.42
In the Third Year	13,507,663.17	0.72	8,513,820.52	4,993,842.65	8,036,426.11	0.52	3,303,213.49	4,733,212.62
In the Fourth Year	6,896,720.18	0.37	6,225,781.96	670,938.22	42,402,620.08	2.72	40,577,822.26	1,824,797.82
In the Fifth Year	41,598,498.29	2.22	40,663,481.15	935,017.14	14,039,571.73	0.90	14,020,984.72	18,587.01
Above 5 Years	35,187,705.59	1.88	33,767,925.18	1,419,780.41	22,381,142.55	1.43	20,249,652.29	2,131,490.26
Total	**1,874,910,112.02**	**100.00**	**94,489,141.21**	**1,780,420,970.81**	**1,559,390,316.24**	**100.00**	**85,840,076.64**	**1,473,550,239.60**

Among the above accounts receivable, there is no amount due from shareholder holding over 5% (including 5%) of the Company's share capital.

The top 5 companies owe a total amount of RMB691 million, accounting for 36.85% of the total ending balance.

5.3.2 Parent Company

Aging	Ending Balance Amount	Ending Balance Percentage (%)	Ending Balance Provision for Bad Debts	Ending Balance Net Amount	Beginning Balance Amount	Beginning Balance Percentage (%)	Beginning Balance Provision for Bad Debts	Beginning Balance Net Amount
Within 1 Year	1,557,470,337.88	94.50	4,681,908.05	1,552,788,429.83	932,429,293.95	89.01	3,124,278.38	929,305,015.57
In the Second Year	2,589,020.41	0.16	129,451.02	2,459,569.39	37,976,801.15	3.63	2,697,860.34	35,278,940.81
In the Third Year	13,507,462.25	0.82	9,292,165.57	4,215,296.68	1,826,086.60	0.17	1,118,075.31	708,011.29
In the Fourth Year	1,283,230.67	0.08	977,573.41	305,657.26	39,629,327.33	3.78	39,204,102.62	425,224.71
In the Fifth Year	38,900,035.54	2.36	37,932,300.36	967,735.18	14,039,571.73	1.34	14,020,984.72	18,587.01
Above 5 Years	34,440,828.93	2.08	33,005,056.52	1,435,772.41	21,634,265.89	2.07	19,502,775.63	2,131,490.26
Total	**1,648,190,915.68**	**100.00**	**86,018,454.93**	**1,562,172,460.75**	**1,047,535,346.65**	**100.00**	**79,668,077.00**	**967,867,269.65**

Among the above accounts receivable, no amount is due from shareholder holding over 5% (including 5%) of the Company's share capital.

The top 5 companies owe a total amount of RMB1,074 million, accounting for 65.16% of the total ending balance.

The ending balance of accounts receivable is 57.34% higher than the beginning balance mainly because of the growth of sales.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.4 *Other Receivables*

5.4.1 Consolidated

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	667,357,170.68	68.75	13,355,343.01	654,001,827.67	259,874,686.49	50.05	9,289,965.91	250,584,720.58
In the Second Year	102,052,129.97	10.51	11,192,044.11	90,860,085.86	111,285,193.19	21.43	13,353,606.05	97,931,587.14
In the Third Year	73,931,069.10	7.62	13,606,374.04	60,324,695.06	36,136,439.74	6.96	5,305,379.95	30,831,059.79
In the Fourth Year	25,247,172.09	2.60	5,396,074.92	19,851,097.17	36,514,661.23	7.03	10,801,001.47	25,713,659.76
In the Fifth Year	30,382,629.44	3.13	13,409,169.24	16,973,460.20	9,254,557.19	1.78	5,384,090.31	3,870,466.88
Above 5 Years	71,780,769.50	7.39	55,395,192.73	16,385,576.77	66,179,525.41	12.75	50,607,155.10	15,572,370.31
Total	**970,750,940.78**	**100.00**	**112,354,198.05**	**858,396,742.73**	**519,245,063.25**	**100.00**	**94,741,198.79**	**424,503,864.46**

Among the year-end balance, RMB34.31million is due from Eastern Air Group Company, a shareholder holding 62% of the Company's share capital.

The top 5 companies owe a total amount of RMB174 million, accounting for 17.92% of the total ending balance.

5.4.2 Parent Company

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	777,145,595.21	55.08	12,151,356.79	764,994,238.42	2,045,883,082.61	83.18	11,803,864.53	2,034,079,218.08
In the Second Year	475,662,773.92	33.71	6,866,722.06	468,796,051.86	213,976,998.10	8.70	16,361,600.17	197,615,397.93
In the Third Year	70,666,967.95	5.01	10,687,624.76	59,979,343.19	119,354,098.70	4.85	13,627,145.85	105,726,952.85
In the Fourth Year	25,042,948.09	1.77	5,365,441.32	19,677,506.77	26,739,871.39	1.09	7,944,037.82	18,795,833.57
In the Fifth Year	19,822,845.25	1.40	3,964,569.05	15,858,276.20	11,966,501.31	0.49	2,529,759.14	9,436,742.17
Above 5 Years	42,823,077.00	3.03	26,593,887.23	16,229,189.77	41,537,897.91	1.69	26,079,815.60	15,458,082.31
Total	**1,411,164,207.42**	**100.00**	**65,629,601.21**	**1,345,534,606.21**	**2,459,458,450.02**	**100.00**	**78,346,223.11**	**2,381,112,226.91**

Among the year-end balance, RMB 34.31 million is due from Eastern Air Group Company, a shareholder holding 62% of the Company's share capital.

The top 5 companies owe a total amount of RMB845 million, accounting for 59.89% of the total ending balance.

The ending balance is 42.62% lower than that of the previous year, and the main reason is that the amounts related to the aircrafts trading between the Company (as solder) and Cargo Airlines Co., Ltd. (as buyer) have been paid in full by the end of the year 2004.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.5 Prepayments

Aging	Ending Balance Amount	Ending Balance Percentage (%)	Beginning Balance Amount	Beginning Balance Percentage (%)
Within 1 Year	32,142,313.83	100.00	15,130,134.04	91.68
In the Second Year	–	–	43,542.19	0.26
In the Third Year	–	–	374,687.00	2.27
In the Fourth Year	–	–	954,635.00	5.79
Total	**32,142,313.83**	**100.00**	**16,502,998.23**	**100.00**

Among the year-end balance, RMB 7.47 million is due from Eastern Air Group Company, a shareholder holding 62% of the Company's share capital.

The ending balance is 94.77% higher than that of the previous year, mainly results from an increase of prepayments for engine rental.

5.6 Inventory

Aging	Ending Balance Amount	Ending Balance Provision for Impairment	Ending Balance Net Value	Beginning Balance Amount	Beginning Balance Provision for Impairment	Beginning Balance Net Value
Aircraft Consumables	979,931,729.94	467,100,745.16	512,830,984.78	964,742,577.19	432,429,854.84	532,312,722.35
High-price Rotables	783,011,490.52	157,981,281.51	625,030,209.01	923,631,546.17	145,272,704.11	778,358,842.06
Common Appliance	21,421,794.96	-	21,421,794.96	31,522,131.48	-	31,522,131.48
Materials purchase	4,881,860.71	-	4,881,860.71	1,262,347.32	-	1,262,347.32
Low-price Consumables	904,209.27	-	904,209.27	42,742.71	-	42,742.71
Sub-contracted materials	1,152,589.22	-	1,152,589.22	2,057,255.07	-	2,057,255.07
Others	11,124,822.01	-	11,124,822.01	2,581,826.36	-	2,581,826.36
Total	**1,802,428,496.63**	**625,082,026.67**	**1,177,346,469.96**	**1,925,840,426.30**	**577,702,558.95**	**1,348,137,867.35**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.7 *Expenses to be Amortized*

Category	Ending Balance	Beginning Balance
Aircraft operating Lease obligations	107,172,119.38	94,322,497.78
Duties and value-added tax of aircraft under operating lease	17,516,449.17	9,364,187.71
Others	762,528.47	3,642,220.97
Total	**125,451,097.02**	**107,328,906.46**

5.8 *Long-term Equity Investment*

5.8.1 Consolidated

Item	Ending Balance Amount	Ending Balance Provision for Impairment	Ending Balance Net Value	Beginning Balance Amount	Beginning Balance Provision for Impairment	Beginning Balance Net Value
Stock investment	360,000.00	-	360,000.00	360,000.00	-	360,000.00
Other equity investment:						
Subsidiaries	5,774,407.17	1,758,050.62	4,016,356.55	15,774,352.43	1,758,050.62	14,016,301.81
Associated companies	-	-	-	-	-	-
Affiliated companies	638,423,325.78	-	638,423,325.78	680,314,005.73	-	680,314,005.73
Other companies	34,166,309.94	-	34,166,309.94	-	-	-
Consolidation difference	-1,653,640.63	-	-1,653,640.63	-1,879,467.30	-	-1,879,467.30
Subtotal	676,710,402.26	1,758,050.62	674,952,351.64	694,208,890.86	1,758,050.62	692,450,840.24
Total	**677,070,402.26**	**1,758,050.62**	**675,312,351.64**	**694,568,890.86**	**1,758,050.62**	**692,810,840.24**

5.8.1.1 Stock investment

Investee Company	Type of Shares	Quantity of Shares	% of the Registered Capital	Ending Balance Amount	Ending Balance Provision	Ending Balance Market Value
Huning Expressway Co., Ltd.	Legal person shares	200,000.00		360,000.00	-	1,102,000.00

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 *Long-term Equity Investment (Cont'd)*

5.8.1.2 Other equity investment

Investee Company	Investment Period	% of Shareholders' Equity	Amount	Ending Balance Including: Equity Investment Difference	Provision for Impairment
Eastern (Shantou) Economic Development Co., Ltd.	15 years	55.00%	2,614,272.54	-5,724,807.47	-
China Eastern Airlines Food Investment Co. Ltd	20 years	45.00%	170,997,901.10	-	-
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	12 years	40.00%	23,852,219.52	-	-
Eastern China Kaiya System Integration Co., Ltd.	No promise	37.00%	20,999,891.86	-	-
Shanghai Hongpu Civil Airport Communication Co., Ltd.	10 years	30.00%	7,538,770.14	-	-
Eastern Air Group Finance Co., Ltd.	20 years	25.00%	111,724,471.64	-3,322,913.25	-
China Eastern Airlines Wuhan Co., Ltd.	30 years	40.00%	89,654,598.89	57,960,976.08	-
Eastern Aviation Advertising Service Co.	No promise	45.00%	13,903,851.47	2,005,203.29	-
China Eastern Airlines Import and Export Co. Ltd	No promise	45.00%	46,554,518.50	1,161,395.52	-
Shanghai Dongmei Aviation Travel Co., Ltd.	10 years	45.00%	17,076,299.10	-	-
Shanghai Kelins Aviation Maintenance Service Co., Ltd	10 years	35.00%	13,300,785.02	-	-
Eastern Airlines Hotel Co., Ltd	20 years	19.94%	21,968,325.52	-	-
Eastern Airlines Real Estate Co., Ltd	15 years	5.00%	5,000,000.00	-	-
CAAC Information Network Co., Ltd.		0.30%	4,090,000.00	-	-
Shanghai Dongwei Aviation Travel Co., Ltd	20 years	65.00%	1,950,000.00	-	-
Eastern Union Freight (HK) Co., Ltd.	No promise	41.00%	6,063,757.47	-	-
Qingdao Liuting Int'l Airport Co., Ltd.	30 years	25.00%	112,500,000.00	-	-
China Eastern Airlines Jiangsu Catering Co.	3 years	100.00%	498,000.00	-	498,000.00
Jiangsu Eastern Airlines Trade Co., Ltd.	15 years	55.00%	1,100,000.00	-	1,100,000.00
Jiangsu Eastern Airlines Industrial Co., Ltd.	19 years	70.00%	160,050.62	-	160,050.62
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	30 years	45.00%	4,256,261.07	1,830,760.03	-
Jiangnan Tourism (Hong Kong) Co.	No promise	100.00%	557,732.78	-	-
Eastern Airlines Jiangsu Advertisement Co., Ltd.	No promise	100.00%	397,228.17	-	-
Hengtai Insurance Brokerage Co., Ltd.	No promise	3.33%	1,000,000.00	-	-
Jiangsu Suying Labor Service Co., Ltd.	10 years	90.00%	605,107.48	-	-
Total			**678,364,042.89**	**53,910,614.20**	**1,758,050.62**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.1.3 Equity Investment Difference

Investee Company	Original Amount	Amortization Period	Current Period Amortization	Remaining Amount	Reason
Eastern Air Group Finance Co., Ltd.	-5,538,188.77	10 years	-553,818.88	-3,322,913.25	Note1
Eastern (Shantou) Economic Development Co., Ltd.	-8,178,296.39	10 years	-817,829.64	-5,724,807.47	Note1
China Eastern Airlines Wuhan Co., Ltd.	76,432,056.31	10 years	7,643,205.63	57,960,976.08	Note2
Eastern Aviation Advertising Service Co.	2,506,504.11	10 years	250,650.41	2,005,203.29	Note1
China Eastern Airlines Import and Export Co. Ltd	1,451,744.40	10 years	145,174.44	1,161,395.52	Note1
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	1,979,200.00	10 years	148,439.97	1,830,760.03	Note1
Total				**53,910,614.20**	

Note 1: The transaction price is determined with reference to evaluated net assets. The difference between evaluated net assets and the carrying amount of net assets of subsidiaries is accounted for as equity investment difference.

Note 2: The former Wuhan Airlines took part in the incorporation of China Eastern Airlines Wuhan Co., Ltd. with its evaluated net assets. Some of them are not recognized according to the accounting policy of the Company and the net assets on contribution date are adjusted accordingly.

5.8.1.4 Consolidation Difference

Investee Company	Original Amount	Amortization Period	Amortization this Period	Remaining Balance
Shanghai Eastern Fudart Transportation Services Co., Ltd.	-1,853,287.13	10 years	-183,586.67	-1,315,704.47
Shanghai East Aircraft Maintain Co., Ltd.	-422,417.96	10 years	-42,240.00	-337,936.16
Total				**-1,653,640.63**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.2 Parent Company

	Ending Balance			Beginning Balance		
Item	Amount	Provision for Impairment	Net Value	Amount	Provision for Impairment	Net Value
Stock investment	-	-	-	-	-	-
Other equity investment:						
Subsidiaries	2,449,403,897.18	-	2,449,403,897.18	2,016,145,022.41	-	2,016,145,022.41
Associated companies	-		-	-		-
Affiliated companies	515,603,307.24	-	515,603,307.24	558,304,775.42	-	558,304,775.42
Other companies	31,058,325.52		31,058,325.52	4,090,000.00		4,090,000.00
Subtotal	2,996,065,529.94	-	2,996,065,529.94	2,578,539,797.83	-	2,578,539,797.83
Total	**2,996,065,529.94**	**-**	**2,996,065,529.94**	**2,578,539,797.83**	**-**	**2,578,539,797.83**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 *Long-term Equity Investment (Cont'd)*

5.8.2.1 Other Equity Investment

Investee Company	Investment Period	% of Shareholders' Equity	Amount	Ending Balance *Including:* Equity Investment Difference	Provision for Impairment
China Eastern Airlines Jiangsu Co., Ltd.	No promise	55.00%	156,130,586.80	-	-
Shanghai Eastern Flight Training Co., Ltd.	50 years	95.00%	476,751,084.28	-	-
Eastern Airlines Hotel Co., Ltd.	30 years	85.86%	47,007,928.31	-	-
China Cargo Airlines Co., Ltd.	No promise	70.00%	1,161,789,900.73	-	-
Shanghai Eastern Airlines Investment Co., Ltd	20 years	98.79%	417,404,018.10	-	-
Shanghai East Aircraft Maintain Co., Ltd.	20 years	60.00%	11,064,287.46	-337,936.16	-
Eastern (Shantou) Economic Development Co., Ltd.	15 years	55.00%	2,614,272.54	-5,724,807.47	-
Shanghai Eastern logistics Co., Ltd	20 years	69.30%	176,641,818.96	-	-
China Eastern Airlines Food Investment Co. Ltd	20 years	45.00%	170,997,901.10	-	-
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	12 years	40.00%	23,852,219.52	-	-
Eastern China Kaiya System Integration Co., Ltd.	No promise	37.00%	20,999,891.86	-	-
Shanghai Hongpu Civil Airport Communication Co., Ltd.	10 years	30.00%	7,538,770.14	-	-
Eastern Air Group Finance Co., Ltd.	20 years	25.00%	111,724,471.64	-3,322,913.25	-
China Eastern Airlines Wuhan Co., Ltd.	30 years	40.00%	89,654,598.89	57,960,976.08	-
Eastern Aviation Advertising Service Co.	No promise	45.00%	13,903,851.47	2,005,203.29	-
Eastern China Airlines Import & Export Co., Ltd.	No promise	45.00%	46,554,518.50	1,161,395.52	-
Shanghai Dongmei Aviation Travel Co., Ltd.	10 years	45.00%	17,076,299.10	-	-
Shanghai Kelins Aviation Maintenance Service Co., Ltd	10 years	35.00%	13,300,785.02	-	-
Shanghai Eastern Airlines Hotel Co., Ltd	20 years	19.94%	21,968,325.52	-	-
Eastern Airlines Real Estate Co., Ltd	15 years	5.00%	5,000,000.00	-	-
CAAC Information Network Co., Ltd.		0.30%	4,090,000.00	-	-
Total			**2,996,065,529.94**	**51,741,918.01**	**-**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 *Long-term Equity Investment (Cont'd)*

5.8.2.2 Equity Investment Difference

Investee Company	Original Amount	Amortization Period	Current Period Amortization	Remaining Amount	Reason
Eastern Air Group Finance Co., Ltd.	-5,538,188.77	10 years	-553,818.88	-3,322,913.25	Note 1
Eastern (Shantou) Economic Development Co., Ltd.	-8,178,296.39	10 years	-817,829.64	-5,724,807.47	Note 1
China Eastern Airlines Wuhan Co., Ltd.	76,432,056.31	10 years	7,643,205.59	57,960,976.08	Note 2
Eastern Aviation Advertising Service Co.	2,506,504.11	10 years	250,650.41	2,005,203.29	Note 1
China Eastern Airlines Import and Export Co. Ltd	1,451,744.40	10 years	145,174.44	1,161,395.52	Note 1
Shanghai East Aircraft Maintain Co., Ltd.	-422,417.96	10 years	-42,241.00	-337,936.16	Note 1
Total				**51,741,918.01**	

Note 1: The transaction price is determined with reference to evaluated net assets. The difference between evaluated net assets and the carrying amount of net assets of subsidiaries is accounted for as equity investment difference.

Note 2: The former Wuhan Airlines took part in the incorporation of China Eastern Airlines Wuhan Co., Ltd. with its evaluated net assets, some of which are not recognized according to the accounting policy of the Company and the net assets on contribution date are adjusted accordingly.

5.9 *Long-term Debt Investment*

	Ending Balance			Beginning Balance		
Item	Amount	Provision for Impairment	Net Value	Amount	Provision for Impairment	Net Value
Bond	–	–	–	585,736,277.08	–	585,736,277.08
Other Bond	–	–	–	–	–	–
Total	**-**	**-**	**-**	**585,736,277.08**	**-**	**585,736,277.08**

5.9.1 Long-term Bond Investment (Unit: USD)

Category	Par value	Initial Cost	Interest Rate per Annum	Maturity	Interest Accrued, Current	Interest Accrued, Current	Amount	Ending Balance Provision for impairment
US Treasury Zero Coupon Bonds	71,475,000.00	27,810,207.00	8.0435477%	Feb. 2004	–	43,012,596.45	–	–

The long-term bond investment has been refunded by the end of 2004.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.10 *Fixed Assets*

Item	Self-purchased Aircraft	Aircraft Engines	Aircraft Held under Financial Lease	Building & Premises	Equipment	Vehicles	Total
Cost:							
Beginning Balance	15,151,891,392.87	1,861,656,909.31	14,215,843,441.58	2,325,152,563.12	1,442,792,803.43	909,847,607.76	35,907,184,718.07
Increase	2,272,599,620.36	105,813,314.35	3,628,713,511.53	79,293,347.54	222,219,151.96	102,372,564.54	6,411,011,510.28
Decrease	113,763,154.14	1,205,812,217.97	-	72,064,147.72	21,627,561.81	44,796,466.90	1,458,063,548.54
Ending Balance	**17,310,727,859.09**	**761,658,005.69**	**17,844,556,953.11**	**2,332,381,762.94**	**1,643,384,393.58**	**967,423,705.40**	**40,860,132,679.81**
Accumulated Depreciation:							
Beginning Balance	3,250,415,881.17	886,321,606.84	5,857,550,900.15	387,861,155.97	743,470,127.37	591,082,357.37	11,716,702,028.87
Increase	828,327,814.70	54,223,989.03	601,558,537.23	86,452,622.64	149,228,721.27	101,268,347.19	1,821,060,032.06
Decrease	-	542,766,449.62	-	29,243,322.00	19,684,742.15	40,120,627.58	631,815,141.35
Ending Balance	**4,078,743,695.87**	**397,779,146.25**	**6,459,109,437.38**	**445,070,456.61**	**873,014,106.49**	**652,230,076.98**	**12,905,946,919.58**
Net Value:							
Beginning Balance	**11,901,475,511.70**	**975,335,302.47**	**8,358,292,541.43**	**1,937,291,407.15**	**699,322,676.06**	**318,765,250.39**	**24,190,482,689.20**
Ending Balance	**13,231,984,163.22**	**363,878,859.44**	**11,385,447,515.73**	**1,887,311,306.33**	**770,370,287.09**	**315,193,628.42**	**27,954,185,760.23**
Provision for Impairment:							
Beginning Balance	3,570,000.00	-	-	-	-	-	3,570,000.00
Increase (Decrease)	-	-	-	-	-	-	-
Ending Balance	**3,570,000.00**	**-**	**-**	**-**	**-**	**-**	**3,570,000.00**
Book value:							
Beginning Balance	**11,897,905,511.70**	**975,335,302.47**	**8,358,292,541.43**	**1,937,291,407.15**	**699,322,676.06**	**318,765,250.39**	**24,186,912,689.20**
Ending Balance	**13,228,414,163.22**	**363,878,859.44**	**11,385,447,515.73**	**1,887,311,306.33**	**770,370,287.09**	**315,193,628.42**	**27,950,615,760.23**

The increase of fixed assets this year includes RMB 2,353 million transferred from construction-in-progress. The amount of net fixed assets includes the net value of RMB 5,113 million aircraft collateralized. The net value of aircrafts which are operating-leased out is RMB 310 million.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.11 Construction-In-Progress

Item	Progress	Source of Fund	Ending Balance Book value	Ending Balance Provision for impairment	Ending Balance Net value	Beginning Balance Book value	Beginning Balance Provision for impairment	Beginning Balance Net value
Advance Payment for A330 Aircraft	Uncompleted	Loans, self-financing	1,665,484,576.60	-	1,665,484,576.60	-	-	-
Advance Payment for A320 Aircraft	Uncompleted	Loans, self-financing	621,787,458.29	-	621,787,458.29	1,078,957,432.96	-	1,078,957,432.96
Advance Payment for A321 Aircraft	Uncompleted	Loans, self-financing	302,282,734.38	-	302,282,734.38	441,805,880.80	-	441,805,880.80
B737-800 Aircraft Simulator	Uncompleted	Self-financing	82,268,288.32	-	82,268,288.32	36,004,610.00	-	36,004,610.00
Deposit of A340-600 Spare Engine	Uncompleted	Self-financing	50,793,676.58	-	50,793,676.58	18,586,592.26	-	18,586,592.26
Advance Payment for B737 Aircraft	Uncompleted	Loans, self-financing	29,612,563.77	-	29,612,563.77	6,662,160.33	-	6,662,160.33
Xiamen International Travel Building	Uncompleted	Self-financing	27,700,000.00	19,000,000.00	8,700,000.00	27,700,000.00	19,000,000.00	8,700,000.00
Overhaul Expenses of Aircraft Engines	Uncompleted	Self-financing	18,801,973.04	-	18,801,973.04	14,473,371.10	-	14,473,371.10
A340 Simulator	Uncompleted	Self-financing	13,255,642.40	-	13,255,642.40	-	-	-
Transformer Substation	Uncompleted	Self-financing	11,571,670.00	-	11,571,670.00	9,295,949.00	-	9,295,949.00
Decoration of operating building	Uncompleted	Self-financing	8,575,351.86	-	8,575,351.86	2,172,895.00	-	2,172,895.00
Financial Management Information System	Uncompleted	Self-financing	8,154,667.00	-	8,154,667.00	5,499,480.00	-	5,499,480.00
Earning Management Information System	Uncompleted	Self-financing	4,659,464.96	-	4,659,464.96	4,659,464.96	-	4,659,464.96
Land of Dongshe Airport	Uncompleted	Self-financing	4,495,915.42	-	4,495,915.42	4,495,915.42	-	4,495,915.42
The Second Period of Freight Construction	Uncompleted	Self-financing	4,397,674.74	-	4,397,674.74	-	-	-
Flight Training Building	Uncompleted	Self-financing	4,181,531.59	-	4,181,531.59	2,221,057.00	-	2,221,057.00
Fire Protection Pump Station For Area of Maintenance	Uncompleted	Self-financing	3,816,472.02	-	3,816,472.02	3,716,018.02	-	3,716,018.02
Other Affiliated Construction	Uncompleted	Self-financing	3,448,907.20	-	3,448,907.20	1,927,946.20	-	1,927,946.20
80 Units of Area Airport Land	Uncompleted	Self-financing	3,290,000.00	-	3,290,000.00	3,290,000.00	-	3,290,000.00
AOC Construction	Uncompleted	Loans, self-financing	2,842,468.04	-	2,842,468.04	2,046,280.20	-	2,046,280.20
Others (78 items)			58,334,199.59	-	58,334,199.59	1,104,568,801.23	-	1,104,568,801.23
Total			**2,929,755,235.80**	**19,000,000.00**	**2,910,755,235.80**	**2,768,083,854.48**	**19,000,000.00**	**2,749,083,854.48**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.11 Construction-In-Progress (Cont'd)

Total amount of RMB 3,155 million increased in construction-in-progress and RMB 2,353 million is transferred to fixed assets while RMB 641 million is transferred to other accounts.

The beginning balance of capitalized interest included is RMB 64 million and increases by RMB 59 million during this year. Total amount transferred to fixed assets is RMB 85 million and to other accounts is RMB 0.77 million and the year-ending balance is RMB 38 million. The percentage of average capitalization to determine amount of capitalized interest is 3.07%.

5.12 Intangible Assets

Category	Land Use Right	Premise Use Right	Software	Others	Total
Initial Amount	1,676,256,619.68	43,732,860.00	44,719,490.69	1,153,565.00	1,765,862,535.37
Acquisition Method	Contribution/self-purchase	Self-purchase	Self-purchase	Self-purchase	
Beginning Balance:					
Amount	1,199,914,465.43	39,127,419.20	18,568,213.52	780,398.33	1,258,390,496.48
Less: Provision for Impairment	-	-	-	-	-
Net Value	1,199,914,465.43	39,127,419.20	18,568,213.52	780,398.33	1,258,390,496.48
Increase:	74,312,615.86	-	24,120,715.50	-	98,433,331.36
Decrease:					
Transfer out	-	-	254,000.00	-	254,000.00
Amortization	29,416,426.54	869,498.16	3,891,020.09	209,053.37	34,385,998.16
Provision (write-off) of impairment	-	-	-	-	-
Subtotal	29,416,426.54	869,498.16	4,145,020.09	209,053.37	34,639,998.16
Ending Balance:					
Amount	1,244,810,654.75	38,257,921.04	38,543,908.93	571,344.96	1,322,183,829.68
Less: Provision for Impairment	-	-	-	-	-
Net Value	1,244,810,654.75	38,257,921.04	38,543,908.93	571,344.96	1,322,183,829.68
Remaining Months	32-593 months	528 months	24-99 months	16-47 months	

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.12 Intangible Assets (Cont'd)

The management committee considers that: The Company hasn't charged the provision for impairment, because there is no situation of market value in excess of their book value.

In the process of translation to a public-listed corporation, Eastern Air Group Company, a shareholder holding 62% of the Company's share capital, invested a land occupancy right which is located in China (mainly in Shanghai Hongqiao Airport). The transfer of use right has not registered yet. By the end of Dec. 2004, the net book value of the asset is 317 million. Before the completion of the alteration, the company's right to transfer or mortagage will be restricted as the registered name of the land use right certification is not consistent with the company's name. But the company's right to occupy and use the land will not be affected, and the company does not consider this condition will have significant influence on financial position.

The company's stock-held subsidiary China Eastern Airlines Jiangsu Co., Ltd plans to attract a new shareholder of Nanjing Municipal Investment Company who as the land owner will invest the land use right. The land in Lukou airport which is located in Lukon Town, Jiangling District, Nanjing City. The nature of the land is an allocated land with no limit on use years. Now the transfer of allocated land to granted land is in process. Owing to the uncompleted procedure, the capital injection of China Eastern Airlines Jiangsu Co., Ltd has not accomplished.

The company's stock-held subsidiary China Eastern Airlines Jiangsu Co., Ltd holds the land use right of Lukou Airport which is invested by an investor of Jiangsu Airline Industrial Group. The type of the land use right is "state-owned land use right".

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.13 *Long-term Amortization Charges*

Item	Customs Duties and VAT on Aircraft Held under Operating Lease & Supervision Charges on Aircraft with Tax Reduction	Flying Crew Training Expenses	Aircraft Modification Expenses	Uniform Cost	One-off transportation allowance	Other Deferred Expenses	Total
Initial Amount	205,146,907.73	100,879,100.00	100,739,063.13	29,870,809.68	29,616,338.00	37,813,558.18	504,065,776.72
Beginning Balance	47,971,396.98	39,898,977.00	69,403,991.91	19,768,428.99	-	24,851,051.54	201,893,846.42
Increase	5,947,014.30	-	2,929,700.45	21,652,883.96	29,616,338.00	1,353,400.00	61,499,336.71
Amortization	16,326,784.20	38,959,977.00	12,231,537.84	26,023,674.45	1,966,953.61	5,604,111.69	101,113,038.79
Transfer out	-	-	-	14,129.80	-	939,000.00	953,129.80
Ending Balance	37,591,627.08	939,000.00	60,102,154.52	15,383,508.70	27,649,384.39	19,661,339.85	161,327,014.54
Accumulated Amortization	167,555,280.65	99,940,100.00	40,636,908.61	14,487,300.98	1,966,953.61	18,152,218.33	
Remaining Months	16-117 months	20 months	65-115 months		69-71 months		

5.14 *Deferred Tax Debits*

5.14.1 Consolidated

Item	Ending Balance	Beginning Balance
Provision for Bad Debts	38,043,755.48	38,560,147.38
Provision for Impairment of Inventory	97,582,979.14	89,964,575.74
Provision for Impairment of Fixed Assets	535,500.00	535,500.00
Unverified Losses under Disposal of Fixed Assets	–	632,513.93
Provision for Impairment of Construction-in-progress	2,850,000.00	2,850,000.00
Provision for Impairment of Long-term Investment	580,156.70	580,156.70
Total	**139,592,391.32**	**133,122,893.75**

5.14.2 Parent Company

Item	Ending Balance	Beginning Balance
Provision for Bad Debts	20,498,538.02	23,766,108.91
Provision for Impairment of Inventory	90,421,025.53	83,685,044.13
Provision for Impairment of Fixed Assets	535,500.00	535,500.00
Unverified Losses under Disposal of Fixed Assets	–	632,513.93
Provision for Impairment of Construction-in-progress	2,852,000.00	2,850,000.00
Total	**114,305,063.55**	**111,469,166.97**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.15 Short-term Loans

Category	Ending Balance	Beginning Balance
Credit Loans	5,055,919,456.37	4,601,917,352.58
Guarantee Loans	1,133,000,000.00	30,000,000.00
Total	**6,188,919,456.37**	**4,631,917,352.58**

RMB 110 million of the Guarantee Loans are borrowed by a stock-held subsidiary with the guarantor of another stock-held subsidiary, and the rest RMB 33 million are borrowed by a stock-held subsidiary with the guarantor of China Eastern Air Group Co., a shareholder holding 62% of the Company's share capital.

5.16 Notes Payable

Item	Ending Balance	Beginning Balance
Commercial Acceptance Bills	838,337,176.10	676,486,871.84
Bank Acceptance Bills	–	80,000,000.00
Total	**838,337,176.10**	**756,486,871.84**

The Company has signed integrated credit facility contracts with China Construction Bank Shanghai Branch, China Minsheng Banking Co. Ltd. Shanghai Branch, Industrial Bank Shanghai Branch and Bank of China Shanghai Branch this year. The company pays for the goods by issuing the commercial acceptance drafts whose interests are born by the buyer.

Among the year-end balance, no amount is due from shareholder holding over 5% (including 5%) of the Company's share capital.

5.17 Accounts Payables

	Ending Balance	Beginning Balance
Accounts payables	**727,835,020.99**	**370,753,762.69**

Accounts payable refer to the amounts payable to other airlines, which have been billed but unsettled yet and the amounts payable for purchase of aviation equipment.

There is no amount due to shareholders holding more than 5% (including 5%) of the Company's voting shares.

The ending balance is 96.31% higher than the previous year. The main reason is the increase of the current period's purchase.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.18 Advances from Customers

	Ending Balance	Beginning Balance
Advances from customers	**69,661,954.06**	**95,527,168.39**

There is no amount due to shareholders that hold more than 5% (including 5%) of the Company's voting shares.

5.19 International Sales in Advance of Carriage

<International Sales in Advance of Carriage> refers to the amount pending settlement resulting from the sale of passenger, cargo, mail and over-weighted luggage tickets for international routes. On receipt of evidence of transportation provided by the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <International Sales in Advance of Carriage> has an ending credit balance of RMB 716,225,097.79.

5.20 Domestic Sales in Advance of Carriage

<Domestic Sales in Advance of Carriage> refers to the amount pending settlement resulting from the sale of passenger, cargo, mail and over-weighted luggage tickets for domestic routes. On receipt of the evidence of transportation from the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <Domestic Sales in Advance of Carriage> has an ending credit balance of RMB 148,349,090.03.

5.21 Dividend payable

Item	Ending Balance	Beginning Balance
Dividends of Legal-person Shares	1,278,965.10	735,594.70
Total	**1,278,965.10**	**735,594.70**

5.22 Tax Payable

Item	Ending Balance	Beginning Balance
Income Tax	230,277,153.79	185,850,339.44
Value-added Tax	3,037,577.23	7,014,698.63
Business Tax (Note)	113,571,464.19	-9,662,805.69
City Construction Tax	6,579,463.97	152,775.12
Others	16,084,508.15	3,585,952.89
Total	**369,550,167.33**	**186,940,960.39**

The ending balance is 97.68% higher than that of the previous year, resulting from the increase of the current period's operating revenue and net income.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.23 *Other outstanding payment (Statutory)*

The ending balance of other outstanding payment (Statutory) is RMB 643,612,487.75, mainly because the Company follows "Regulations on the Accounting Treatment in the Reform of Staff Housing" (Cai-kuai [2001] 5) and has accrued housing subsidy for employees of RMB336 million, besides, it also has accrued civil aviation infrastructure levies payable of RMB 244 million.

5.24 *Other Payables*

	Ending balance	Beginning balance
Other Payables	**1,743,733,768.88**	**1,330,458,305.06**

Among the ending balance, RMB 16.32 million is payable to Eastern Air Group Company, a shareholder holding over 5% of the Company's share capital.

The ending balance is 31.06% higher than last year, mainly due to the increase of overhaul expense.

5.25 *Accrued Expenses*

Item	Ending Balance	Beginning Balance
Accrued Interest on Aircraft under Financial Lease	76,341,158.84	137,948,486.64
Accrued Interest on Loan	15,473,979.44	27,143,453.92
Aircraft Operating Lease Obligation	18,724,114.45	137,273,131.76
Overhaul Expenses of Aircraft Engines	731,006,634.21	1,056,316,918.26
Taking-off & Landing Charges	720,874,440.78	683,835,038.21
Aircraft Fuel	1,218,486,166.71	708,322,128.36
Food and Beverage	182,175,665.66	121,553,879.31
Aircraft Insurance	84,505,861.35	84,368,514.74
Flight Crew Training	94,160,241.49	106,484,790.41
Off-Port Information Expense	45,836,621.10	95,598,325.20
Flying Hours Expenses	28,248,717.60	11,828,037.73
Rentals of Office Buildings	6,866,366.56	942,873.51
Airport Consumables Repairing Charge	85,852,601.50	44,850,000.00
Others	14,536,523.49	19,514,611.00
Total	**3,323,089,093.18**	**3,235,980,189.05**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.26 Accrued Liabilities

The ending balance of accrued liabilities is RMB 13,831,473.00, mainly owing to the provision made for the incremental cost of FFP.

5.27 Deferred income

The ending balance of deferred income is RMB 89,750,899.62, determined by the residual amount after amortization of the difference between the carrying amount and sale price of leaseback operation.

5.28 Current Portion of Long-term Liabilities

Item	Ending Balance	Beginning Balance
Current Portion of Long-term Loans	2,290,849,925.73	1,956,619,716.19
Current Portion of Long-term Accounts Payable	1,485,319,367.63	1,986,221,318.24
Current Portion of Amount Payable due to Assets Transfer	30,000,000.00	30,000,000.00
Total	**3,806,169,293.36**	**3,972,841,034.43**

Current Portion of Long-term Accounts Payable is the amount payable for fixed assets held under financial lease. Details are as follows:

Item	Ending Balance	Beginning Balance
The least payment for fixed assets held under financial lease	1,827,026,473.80	2,427,469,083.52
Less: Un-transferred financing expenses	341,707,106.17	441,247,765.28
Net amount of long-term accounts payable for fixed assets held under financial lease	**1,485,319,367.63**	**1,986,221,318.24**

5.29 Long-term Loans

Type	Ending Balance	Beginning Balance
Credit	3,396,177,570.56	3,434,162,629.12
Guaranteed	230,623,220.00	412,500,000.00
Collateralized	3,656,413,374.78	3,963,321,055.33
Total	**7,283,214,165.34**	**7,809,983,684.45**

The guarantor of the debt above is Eastern Air Group Co., a shareholder holding 62% of the Company's share capital.

The collateral of the collateralized loans are 12 A320 aircrafts, 3 A340 aircrafts, 3 A300 aircrafts, 1 MD90 aircraft and 4 B-737 Aircrafts, of which the relevant procedures are still in process.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.30 Long-term Accounts Payable

Item	Ending Balance	Beginning Balance
Accounts payable for fixed assets held under financial lease	8,196,485,000.96	6,570,984,780.75
Accounts payable to China Civil Aviation Flight Institute	120,000,000.00	150,000,000.00
Total	**8,316,485,000.96**	**6,720,984,780.75**

5.30.1 Accounts Payable for Fixed Assets Held under Financial Lease

Item	Ending Balance	Beginning Balance
Least payment for fixed assets held under financial lease	8,639,557,608.60	7,329,817,580.65
Less: Un-transferred financing expenses	443,072,607.64	758,832,799.90
Net amount of long-term accounts payable for fixed assets held under financial lease	**8,196,485,000.96**	**6,570,984,780.75**

The ending balance of accounts payable for fixed assets held under financial lease is RMB 8,196,485,000.96, which is payable to financial lease companies for aircraft held under financial lease. The balance includes USD 710,702,925.27 translated at the exchange rate of @ 8.2765; DEM 198,315,949.91, translated at @5.7691; JPY 14,682,973,781.00, translated at @0.079701.

5.30.2 Payment for China Civil Aviation Flight Institute

The Company acquired the assets of Great Wall Airlines Co., which was under the jurisdiction of China Civil Aviation Flight Institute, at a price of RMB270 million. According to the transfer agreement, the Company will pay in installments in 9 years starting from June 2001. The Company paid RMB30 million this year. Accumulated payment is RMB120 million and the ending balance is RMB 150 million. (include: RMB 120 million charged to long-term accounts payable and RMB 30 million charged to current portion of long-term liabilities.)

5.31 Deferred Tax Credits

Item	Ending Balance	Beginning Balance
Tangible Assets Donated	181,714.53	181,714.53
Assets Revaluation Increment	314,370.00	392,962.50
Depreciation	329,270,264.66	258,223,983.81
Total	**329,766,349.19**	**258,798,660.84**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.32 *Share Capital*

	Beginning Balance	Change, Current	Ending Balance
I. Unlisted Shares			
1. Sponsors' Shares			
Including:			
State-owned Shares	3,000,000,000.00	–	3,000,000,000.00
2. Subscribed Legal Person Shares	–	–	–
3. Internal Staff Shares	–	–	
Total Unlisted Shares	3,000,000,000.00	–	3,000,000,000.00
II. Listed Shares			
1. Domestically Listed RMB Common shares	300,000,000.00	–	300,000,000.00
2. Domestically Listed Foreign Invested Shares	–	–	–
3. Overseas Listed Foreign Invested Shares	1,566,950,000.00	–	1,566,950,000.00
Total Listed Shares	1,866,950,000.00	–	1,866,950,000.00
III. Total Capital Shares	**4,866,950,000.00**	**–**	**4,866,950,000.00**

5.33 *Capital Reserve*

Item	Beginning Balance	Increase	Decrease	Ending Balance
Premium on Shares	954,456,511.50	–	–	954,456,511.50
Reserve for Equity Investment	30,064,054.55	9,786,736.49	–	39,850,791.04
Reserve for Asset Revaluation Increment	162,546,102.82	–	40,540,209.94	122,005,892.88
Other Capital Surplus Transferred In	–	40,759,431.68	–	40,759,431.68
Transferred from Payments for Special Purpose	19,888.00	24,883,505.00	–	24,903,393.00
The difference of related transaction	–	706,030.75	–	706,030.75
Total	**1,147,086,556.87**	**76,135,703.92**	**40,540,209.94**	**1,182,682,050.85**

The current increase of <Capital Surplus-Reserve for Equity Investment> mainly refers to move-in of the difference between the carrying amount and sale price during the current investment to Shanghai Kelin Aircraft Maintain Co., Ltd.

The current decrease of <Capital Surplus-Reserve for Asset Revaluation Increment> mainly refers to the amortization of asset evaluation increment of RMB 400,948,524.29 formed during the restructuring of the Company. From year 1998, the balance is to be amortized into <Capital Surplus-Other Capital Surplus Transferred In> evenly over a period of 10 years.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.33 *Capital Reserve (Cont'd)*

The current increase of <Capital Surplus-Special Allocation Transferred in> mainly refers to the allocation by the CAAC transferred from Eastern Air Group Company, in the purpose of the construction of the Aviation Security Enforcement System. By the end of 2004, the fund has been used according to the regulation.

5.34 *Surplus Reserve*

Item	Beginning Balance	Increase, Current	Decrease, Current	Ending Balance
Statutory Surplus Reserve	59,820,936.84	35,299,036.48	–	95,119,973.32
Public Welfare Fund	58,902,989.16	31,836,798.94	–	90,739,788.10
Discretionary Surplus Reserve	81,165.66	–	–	81,165.66
Total	**118,805,091.66**	**67,135,835.42**	**-**	**185,940,927.08**

5.35 *Undistributed Profit*

Undistributed Profit at the Beginning of the Year	-905,928,136.89
Add: Current Profit	536,342,070.83
Profits Available for Distribution	-369,586,066.06
Less: Provision for Statutory Surplus Reserve	35,299,036.48
Provision for Statutory Welfare Fund	31,836,798.94
Provision for Staff & Worker's Welfare Fund	676,711.92
Dividends for Common Shares	97,339,000.00
Ending Balance	**-534,737,613.40**

The all current-period profit will be used to cover the loss of previous-period. The increased Surplus Reserve is reserved according to the net profit of 1 consolidated subsidiaries - China Cargo Airlines Co., Ltd. According to the decision of the second regular meeting of the year 2004 of Board of Directors, the company will distribute bonus of RMB 0.20(include tax) per 10 shares to all shareholders, and RMB 97,339,000.00 of distributable profit in total will be allotted.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.36 Revenue from Main Operations

5.36.1 Consolidated

5.36.1.1 Business Type

Item	Year 2004 Revenue	Year 2004 Cost	Year 2004 Profit	Year 2003 Revenue	Year 2003 Cost	Year 2003 Profit
Air Transportation & Commission	19,863,525,436.53	16,099,571,413.31	3,763,954,023.22	13,983,687,842.77	11,891,704,802.10	2,091,983,040.67
Training	29,618,192.06	24,005,819.09	5,612,372.97	15,370,510.38	12,928,553.68	2,441,956.70
Total	**19,893,143,628.59**	**16,123,577,232.40**	**3,769,566,396.19**	**13,999,058,353.15**	**11,904,633,355.78**	**2,094,424,997.37**

5.36.1.2 Region

Item	Year 2004 Revenue	Year 2004 Cost	Year 2004 Profit	Year 2003 Revenue	Year 2003 Cost	Year 2003 Profit
Domestic	8,528,136,879.39	6,799,102,681.02	1,729,034,198.37	6,242,387,220.79	5,552,353,470.16	690,033,750.63
International	8,552,225,426.72	7,113,303,692.25	1,438,921,734.47	5,747,487,545.89	4,623,091,954.59	1,124,395,591.30
Regional	2,812,781,322.48	2,211,170,859.13	601,610,463.35	2,009,183,586.47	1,729,187,931.03	279,995,655.44
Total	**19,893,143,628.59**	**16,123,577,232.40**	**3,769,566,396.19**	**13,999,058,353.15**	**11,904,633,355.78**	**2,094,424,997.37**

The revenue from top 5 customers is RMB1,643 million, representing 8.26% of the total revenue.

The revenue from main operations is 42.10% higher than that of last year, mainly because of the exemption from SARS this year and the increase of the transportation capacity.

The cost from main operations is 35.44% higher than that of last year. In addition to the above-mentioned reason, the boost of fuel prices in domestic and international markets also contributes to the increase.

5.36.2 Parent Company

5.36.2.1 Business Type

Item	Year 2004 Revenue	Year 2004 Cost	Year 2004 Profit	Year 2003 Revenue	Year 2003 Cost	Year 2003 Profit
Air Transportation & Commission	15,875,882,226.74	12,947,428,391.25	2,928,453,835.49	11,061,812,480.67	9,761,993,025.07	1,299,819,455.60
Training	-	-	-	-	-	-
Total	**15,875,882,226.74**	**12,947,428,391.25**	**2,928,453,835.49**	**11,061,812,480.67**	**9,761,993,025.07**	**1,299,819,455.60**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.36 Revenue from Main Operations (Cont'd)

5.36.2.2 Region

Item	Year 2004			Year 2003		
	Revenue	Cost	Profit	Revenue	Cost	Profit
Domestic	7,188,623,606.60	5,906,798,677.60	1,281,824,929.00	5,209,284,524.38	4,608,155,552.87	601,128,971.51
International	6,223,101,955.18	5,028,734,037.91	1,194,367,917.27	3,983,811,739.20	3,486,673,618.81	497,138,120.39
Regional	2,464,156,664.96	2,011,895,675.74	452,260,989.22	1,868,716,217.09	1,667,163,853.39	201,552,363.70
Total	**15,875,882,226.74**	**12,947,428,391.25**	**2,928,453,835.49**	**11,061,812,480.67**	**9,761,993,025.07**	**1,299,819,455.60**

The revenue from top 5 customers is 1,643 million, representing 10.35% of the total revenue.

The revenue from main operations is 43.52% higher than that of last year, mainly because of the exemption from SARS this year and the increase of the transportation capacity.

The cost from main operations is 32.63% higher than that of last year, boost of domestic and international fuel price also contribute to the increase besides the above-mentioned reason.

5.37 Business Tax and Additional

Item	Year 2004	Year 2003
Business Tax	486,974,160.11	152,855,144.10
City Construction Tax	23,429,837.54	9,877,254.52
Education Tax	11,169,839.38	4,626,064.60
Total	**521,573,837.03**	**167,358,463.22**

The business tax and additional is 211.65% higher than that of last year. The main reason is: in the previous year, the business tax and additional levied on passenger transportation from May to September is returned to the Company at the full amount as financial subsidy according to Implementation of "Guidance on the Measures to Lower the Influence of SARS on Some Industries" issued by Shanghai Municipal Government (Hu-cai-fa 2003 No. 55). Pursuant to relevant rules, the civil aviation business of the Company is exempt from business tax, city construction tax and additional education tax from Oct. 1, 2003 to Dec. 31, 2003. This year, the preferential policy is not applicable any more.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.38 *Other Operating Revenue*

	Year 2004			Year 2003		
Item	Revenue	Cost	Profit	Revenue	Cost	Profit
Materials Transfer	18,350,837.50	16,431,887.05	1,918,950.45	10,979,268.19	11,281,151.88	-301,883.69
Commission	93,660.68	2,331.00	91,329.68	193,861.48	16,696.40	177,165.08
Ground Service	929,115,940.06	340,171,994.03	588,943,946.03	627,804,688.24	286,573,319.20	341,231,369.04
Overhaul Expenses of						
Aircraft Engines	11,724,687.62	9,077,682.64	2,647,004.98	28,203,593.55	21,625,727.66	6,577,865.89
Aircraft Sub-lease	108,934,377.26	37,849,252.92	71,085,124.34	95,527,708.25	43,866,576.98	51,661,131.27
Others	39,084,865.65	38,907,616.14	177,249.51	28,137,814.00	17,648,692.47	10,489,121.53
Total	**1,107,304,368.77**	**442,440,763.78**	**664,863,604.99**	**790,846,933.71**	**381,012,164.59**	**409,834,769.12**

The other operating revenue is 62.23% higher than that of last year, mainly because of the exemption from SARS this year.

5.39 *Financial Expenses*

Item	Year 2004	Year 2003
Interest Expenses	815,401,872.30	822,474,889.49
Less: Interest Income	128,735,693.19	108,408,300.66
Exchange Losses	437,472,243.32	369,031,974.00
Less: Exchange Gains	440,661,447.30	306,183,837.29
Others	14,999,955.65	8,125,980.10
Total	**698,476,930.78**	**785,040,705.64**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.40 Investment Income

5.40.1 Consolidated

Item	Year 2004	Year 2003
Stock Investment Gains	–	22,203,405.49
Bond Investment Gains	5,847,961.54	43,604,968.41
Profit Distributed by Investee Company Accounted with Cost Method	–	993,288.00
Net Increase (Decrease) of Shareholders' Equity of Investee Companies Adjusted at the End of the Year	-33,673,522.23	-17,000,829.32
Amortization of Equity Investment Difference	-6,589,995.22	-5,996,539.49
Others	5,013,562.50	–
Total	**-29,401,993.41**	**43,804,293.09**

The sharp drop of investment income is mainly because that the company has refunded its bond investment and has withdrawn an investment to a consolidated subsidiary which acquired sound gains on entrusted financing last year.

5.40.2 Parent Company

Item	Year 2004	Year 2003
Stock Investment Gains	5,847,961.54	43,604,968.41
Bond Investment Gains	–	993,288.00
Net Increase (Decrease) of Shareholders' Equity of Investee Companies Adjusted at the End of the Year	314,672,848.51	290,186,821.66
Amortization of Equity Investment Difference	-6,625,141.92	-6,625,140.16
Total	**313,895,668.13**	**328,159,937.91**

5.41 Subsidy Income

Item	Year 2004	Year 2003
Airline subsidy	12,436,200.00	5,860,000.00
Return of Tax	584,024.65	43,568,528.18
Financial Subsidy	58,199,524.91	38,466,000.00
Total	**71,219,749.56**	**87,894,528.18**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.41 Subsidy Income (Cont'd)

5.41.1 The Company received special subsidy fund for flight course of RMB 12.44 million.

5.41.2.1 According to the relevant regulation (Hu-cai-yu 2002 No. 113) of Shanghai Ministry of Finance, the Company received a Financial subsidy of RMB 52.63 million.

5.41.2.2 The Company's Ningbo branch is granted a financial subsidy of RMB 5.57 million by Ningbo Bureau of Finance.

5.42 Non-operating Income

Item	Year 2004	Year 2003
Net Gains on Disposal of Fixed Assets	54,378,530.16	1,330,807.51
Stock Profit of Fixed Assets	178,100.00	–
Penalty Income	2,300,164.01	3,952,829.46
Others	281,133,538.15	117,699,085.21
Total	**337,990,332.32**	**122,982,722.18**

The non-operating income is 174.83% higher than that of last year, mainly because of the high balance of sales in advance of carriage in excess of settlement period which is recognized by the company follow the Accounting Treatment for Civil Aviation Industry.

5.43 Non-operating Expenses

Item	Year 2004	Year 2003
Net Loss on Disposal of Fixed Assets	36,700,174.08	9,674,564.75
Penalties	1,303,678.05	865,566.54
Donation	478,061.80	328,941.06
Provision for Impairment of Construction-in-progress	–	9,000,000.00
Others	14,889,686.24	8,656,113.78
Total	**53,371,600.17**	**28,525,186.13**

The non-operating expenses is 87.10% higher than that of last year, mainly because of high expenditure on disposal of aircraft engine.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

5. Notes to Main Items of Financial Statements (Cont'd)

5.44 Income Tax

The income tax this year is RMB 224,587,769.55, which is deferred income taxes.

5.45 Other Significant Items in the Cash Flows Statement

5.45.1 Included in cash paid relating to other investing activities is RMB 30 million, paid for the purchase of Great Wall Airlines Co., an affiliate of former China Civil Aviation Flight Institute, according to assets transfer agreement.

5.45.2 Included in cash paid relating to other financing activities is RMB 2,400 million, paid for the capitalized loan interest borrowed for the purchase and construction of fixed assets or other long-term assets, and the financing expense of fixed assets held under financial lease.

5.45.3 The amount RMB 24.88 million is the special allocated fund by CAAC transferred from Eastern Air Group Company in the purpose of construction of aviation security enforcement system. By the end of this period, the fund has been used at full amount according to the regulations, and has been reserved in the capital reserve.

5. Notes to Main Items of Financial Statements (Cont'd)

5.46 Subsidiaries Included in the Consolidation Scope Starting from this Period

The Company invested to Shanghai Eastern Logistics Co., Ltd. in the form of cash. The financial statements of the company as of the end of this year are included in the consolidation scope. The main financial data of the company is as follows:

	Ending Balance
Total assets	1,400,533,136.06
Current assets	215,642,416.48
Long-term investment	–
Fixed assets	737,049,567.73
Intangible assets	447,841,151.85
Other assets	–
Total liability	–
Current liability	1,145,638,736.40
Long-term liability	–

	Year 2004
Main operation revenue	182,277,566.29
Main operation income	103,979,687.91
Total income	64,454,606.16
Income tax expenses	9,668,190.92
Net income	54,786,415.24

5.47 Non-frequented gains and losses

Items	Year 2004	Year 2003
Gain on short-term investment	–	18,872,894.67
Subsidy income	60,536,787.13	75,135,348.95
Gains on disposal of fixed assets	46,093,303.51	1,113,033.44
Revenue of Sales in Advance of Carriage excesses settlement period	215,141,670.66	98,966,740.57
Other Operating Revenue	25,871,932.03	4,424,966.51
Less: Losses on disposal of fixed assets	31,140,310.64	8,832,544.21
Other Non-operating Expense	14,155,066.94	8,495,601.45
Total	**302,348,315.75**	**181,184,838.48**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

6. Related Party Relationships and Transactions

6.1 Related Parties with Control Relationship

6.1.1 Brief Introduction of Related Parties with Control Relationship

Company	Registered Address	Main Operations	Relation with the Company	Type	Legal Representative
Eastern Air Group Company	Hongqiao West Rd., Shanghai	Management of subsidiary companies	Parent company	State-owned	Ye Yigan
Shanghai Eastern Flight Training Co., Ltd.	Waigaoqiao, Shanghai	Training of flying crew and other staff in connection with aviation	Subsidiary	Limited Liability	Yan Banghong
Eastern Airlines Hotel Co., Ltd.	Beijing	Sales of packaged food, beverage, knitwear, grocery	Subsidiary	Limited Liability	Cao Jianxong
China Cargo Airlines Co. Ltd.	Pudong New Area	Air transportation of cargo and mails over domestic and international air routes	Subsidiary	Limited Liability	Li Zhongming
Jiangnan Tourism (Hong Kong) Co.	Hong Kong	Tourist service	Subsidiary	Limited Liabilities	Su Guoxin
Eastern Airlines (Shantou) Economic development Co., Ltd.	Shantou	Manufacture and sales of products on airlines, sales of grocery and chemistries materials	Subsidiary	Limited Liabilities	Wu Jiuhong
China Eastern Airlines Jiangsu Co., Ltd.	Nanjing	Air transportation of passengers, cargo and mails over domestic and approved international air routes	Subsidiary	Limited Liability	Su Guoxin
Eastern Airlines Jiangsu Advertisement Co.	Nanjing	Design of newspaper, advertisement, and presswork	Subsidiary	Collective owned enterprise	Yang Jianmin
	Chongming Island of Sanghai	Land Freight Transportation, Storage Service etc	Subsidiary	Limited Liabilities	Chen Daqian
Shanghai Eastern Fudart Transportation Services Co., Ltd.	Pudong New Area, Shanghai	Agent services for transportation of imp. & exp. cargo by air or sea; international air express	Subsidiary	Sino-foreign joint venture	Zhou Liguo
Shanghai Eastern Airlines Investment Co., Ltd.	Pudong New Area, Shanghai	Industry investment and the related consulting services	Subsidiary	Limited Liability	Liu Shaoyong
Shanghai East Aircraft Maintain Co., Ltd.	Pudong New Area, Shanghai	Airline maintaining services	Subsidiary	Sino-foreign joint venture	Yang Xu
Shanghai Eastern Logistics Co., Ltd	Pudong New Area, Shanghai	Freight Consignment, Land freight Load and Unload, Transportation Service, Storage, Property Management	Subsidiary	Limited Liability	Li Fenghua

6. Related Party Relationships and Transactions (Cont'd)

6.1 Related Parties with Control Relationship (Cont'd)

6.1.2 Registered Capital and its Movement of Related Parties with Control Relationship

Company	Beginning Balance	Increase	Decrease	Ending Balance
Eastern Air Group Company	748,970,000.00	-	-	748,970,000.00
Shanghai Eastern Flight Training Co., Ltd.	473,000,000.00		-	473,000,000.00
Eastern Airlines Hotel Co., Ltd.	70,000,000.00	-	-	70,000,000.00
China Cargo Airlines Co. Ltd.	500,000,000.00	-	-	500,000,000.00
Jiangnan Tourism (Hong Kong) Co.	641,100.00	-	-	641,100.00
Eastern Airlines (Shantou) Economic development Co., Ltd.	10,000,000.00	-	-	10,000,000.00
China Eastern Airlines Jiangsu Co., Ltd.	257,503,600.00	-	-	257,503,600.00
Eastern Airlines Jiangsu Advertisement Co.	300,000.00	-	-	300,000.00
Shanghai Dongwei Aviation Transportation Co., Ltd		3,000,000.00		3,000,000.00
Shanghai Eastern Fudart Transportation Services Co., Ltd.	USD1,000,000	-	-	USD1,000,000
Shanghai Eastern Airlines Investment Co., Ltd.	412,500,000.00	-	-	412,500,000.00
Shanghai East Aircraft Maintain Co., Ltd.	USD3,100,000	-	-	USD3,100,000
Shanghai Eastern Logistics Co.,Ltd		200,000,000.00		200,000,000.00

6.1.3 Stock Held and its Movement of Related Parties with Control Relationship

Company	Beginning Balance		Increase, Current		Decrease, Current		Ending Balance	
	Amount	%	Amount	%	Amount	%	Amount	%
Eastern Air Group Company	3,000,000,000.00	62.00	-	-	-	-	3,000,000,000.00	62.00
Shanghai Eastern Flight Training Co., Ltd.	449,350,000.00	95.00	-	-	-	-	449,350,000.00	95.00
Eastern Airlines Industrial Co., Ltd.	60,100,000.00	85.86	-	-	-	-	60,100,000.00	85.86
China Cargo Airlines Co. Ltd.	350,000,000.00	70.00	-	-	-	-	350,000,000.00	70.00
Jiangnan Tourism (Hong Kong) Co.	330,000.00	55.00	-	-	-	-	330,000.00	55.00
Eastern Airlines (Shantou) Economic development Co., Ltd.	5,500,000.00	55.00	-	-	-	-	5,500,000.00	55.00
China Eastern Airlines Jiangsu Co., Ltd.	141,626,980.00	55.00	-	-	-	-	141,626,980.00	55.00
Eastern Airlines Jiangsu Advertisement Co.	165,000.00	55.00	-	-	-	-	165,000.00	55.00
Shanghai Dongwei Aviation Transportation Co.,Ltd	-	-	1,365,000.00	45.50	-	-	1,365,000.00	45.50
Shanghai Eastern Fudart Transportation Services Co., Ltd.	2,040,031.52	35.70	-	-	-	-	2,040,031.52	35.70
Shanghai Eastern Airlines Investment Co., Ltd.	407,520,000.00	98.79	-	-	-	-	407,520,000.00	98.79
Shanghai East Aircraft Maintain Co., Ltd.	15,394,662.00	60.00	-	-	-	-	15,394,662.00	60.00
Shanghai Eastern Logistics Co., Ltd	-	-	140,000,000.00	70.00	-	-	140,000,000.00	70.00

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

6. Related Party Relationships and Transactions (Cont'd)

6.1 Related Parties with Control Relationship (Cont'd)

6.1.4 Transactions with Related Parties with Control Relationship (Unit: RMB'000)

6.1.4.1 Transaction Amount with Related Parties

6.1.4.1.1 Supply of Food and Beverage

Company	Year 2004	Year 2003
Eastern Airlines (Shantou) Economic development Co., Ltd.	57,623	36,413

6.1.4.2 Amount Due From or To the Related Parties

Item	Ending Balance	Beginning Balance
Other account receivable: China East Airlines Group Co.	34,305	961
Other account payable: China East Airlines Group Co.	16,319	13,797
Prepayments: China East Airlines Group Co.	7,474	–

6.2 Related Parties without Control Relationship but have Transactions with the Company (Unit: RMB'000)

6.2.1 Nature of Relation with Related Parties without Control Relationship

Company	Relation with the Company
China Eastern Airlines Import and Export Co. Ltd	Same parent company
Qingdao Air Service Co., Ltd.	Same parent company
Eastern Air Group Finance Co., Ltd.	Same parent company
Shanghai Eastern Real Estate Operation Co.	Same parent company
Shanghai Eastern Air Catering Co., Ltd.	Same parent company
Shanghai Eastern Aviation Equipment Manufacturing Corporation	Same parent company
Eastern Aviation Advertising Service Co.	Same parent company
Eastern Airlines Int'l Tourism Transportation Co., Ltd	Same parent company
Shanghai Dongmei Aviation Travel Co., Ltd.	Same parent company
Shanghai Eastern Development Co.	Same parent company
Eastern (Zhoushan) Tourism Industrial development Company	Same parent company
Shanghai Travel Service (Hong Kong) Co., Ltd.	Same parent company
Shanghai Tourism (Hong Kong) Co., Ltd.	Same parent company
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	Subsidiary
China Eastern Airlines Wuhan Co., Ltd.	Subsidiary
China Eastern Airlines North West Co., Ltd.	Same parent company
China Eastern Airlines Yunnan Co., Ltd.	Same parent company
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	Subsidiary
Nanjing Aviation Co.	Same parent company
China Eastern Airlines Food Investment Co. Ltd	Subsidiary
Qi Lu Eastern Airlines Catering Co., Ltd.	Same parent company

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

6. Related Party Relationships and Transactions (Cont'd)

6.2 Related Parties without Control Relationship but have Transactions with the Company (Unit: RMB'000) (Cont'd)

6.2.2 Amount of Related Party Transactions

6.2.2.1 Purchase

The breakdown of purchase of fixed assets, flight equipment or food and beverage by the Company from related parties is as follows.

Company	Year 2004	Year 2003
Qingdao Air Service Co., Ltd.	14,291	2,518
Shanghai Eastern Air Catering Co., Ltd.	165,643	96,984
Shanghai Eastern Aviation Equipment Manufacturing Corporation	14,850	3,149
Eastern Aviation Advertising Service Co.	–	1,360
China Eastern Airlines Import and Export Co. Ltd	5,328,000	3,079,271
Qi Lu Eastern Airlines Catering Co., Ltd.	8,472	5,285

6.2.2.2 Service

The services provided by related parties are as follows.

Company	Year 2004	Year 2003
China Eastern Airlines Import and Export Co. Ltd	34,270	21,393
Shanghai Eastern Aviation Equipment Manufacturing Corporation	1,241	5,945
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	25,445	25,361
Eastern Aviation Advertising Service Co.	5,629	1,317
Shanghai Dongmei Aviation Travel Co., Ltd.	8,228	24,940
China Eastern Airlines Wuhan Co., Ltd.	32,396	8,547
China Eastern Airline North West Co., Ltd.	14,181	17,776
China Eastern Airline Yunnan Co., Ltd.	22,494	10,743

6.2.2.3 Labor

The labor provided to related parties are as follows.

Company	Year 2004	Year 2003
China Eastern Airlines Wuhan Co., Ltd.	32,396	28,965
China Eastern Airline North West Co., Ltd.	87,883	47,457
China Eastern Airline Yunnan Co., Ltd.	81,517	50,442
Nanjing Aviation Co.	5,156	4,210

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

6. Related Party Relationships and Transactions (Cont'd)

6.2 Related Parties without Control Relationship but have Transactions with the Company (Unit: RMB'000) (Cont'd)

6.2.2.4 Supply of fund

The placement of deposit by the Company in Eastern Air Group Finance Co., Ltd. generated an interest income of 4,897 thousand in 2004.

6.2.2.5 Finance

Then Company paid an interest of 1,150 thousand for borrowings from Eastern Air Group Finance Co., Ltd..

6.2.2.6 Lease

6.2.2.6.1 The Company paid a rent of RMB 199,188 thousand to China Eastern Airline North West Co., Ltd. for the lease of 2 A300 aircrafts during Jan.-Sep. 2004

6.2.2.6.2 The Company received a rent of RMB 41,715 thousand to China Eastern Airlines Wuhan Co., Ltd. for the lease of two B737-300 aircrafts during 2004

6.2.2.6.3 The Company paid a rent of RMB 86,341 thousand to China Eastern Airline Yunnan Co., Ltd. for the lease of two CRJ aircrafts during Jan.-Sep. 2004

6.2.2.6.4 The Company's aircraft maintenance base paid a rent of RMB 4,341 thousand to Shanghai Eastern Aviation Equipment Manufacture Co.,Ltd. for the lease of building and equipment.

6.2.2.7 Sale of Equity

The Company sold all of its held equity of subsidiary Qi Lu Eastern Air Catering Co., Ltd. And Yan Tai Eastern Air Catering Co., Ltd to its subsidiary Shanghai Eastern Air Catering Co.,Ltd. The transaction price is determined by the net assets value appraised on the agreement date.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

6. Related Party Relationships and Transactions (Cont'd)

6.2 Related Parties without Control Relationship but have Transactions with the Company (Unit: RMB'000) (Cont'd)

6.2.3 Amounts Due to or From the Related Parties

6.2.3.1 Accounts Receivable:

Company	Ending Balance	Beginning Balance
Shanghai Eastern Development Co.	–	10,440
Shanghai Tourism (Hong Kong) Co., Ltd.	111,132	58,190
Shanghai Dongmei Aviation Travel Co., Ltd.	40,228	24,940
Eastern International Tourism Transportation Co., Ltd.	11,012	11,012
Eastern (Zhoushan) Tourism Industrial Development Co.	5,162	5,762
Shanghai Travel Service (Hong Kong) Co., Ltd.	90,153	69,641
China Eastern Airlines Wuhan Co., Ltd.	274	423
China Eastern Airline Yunnan Co., Ltd.	52,128	–
China Eastern Airline North West Co., Ltd.	7,176	5,990

6.2.3.2 Accounts Payable

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	81,859	156,827
Shanghai Eastern Air Catering Co., Ltd.	–	800
China Eastern Airlines Wuhan Co., Ltd.	25,257	36,100
China Eastern Airline North West Co., Ltd.	150,003	57,502
China Eastern Airline Yunnan Co., Ltd.	–	30,871
Nanjing Aviation Co.	1,547	–

6.2.3.3 Other receivables

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	14,120	11,972
Eastern Aviation Advertising Service Co.	1,392	1,392
Shanghai Eastern Air Catering Co., Ltd.	1,268	–
China Eastern Airline North West Co., Ltd.	38,466	14,550
China Eastern Airlines Wuhan Co., Ltd.	5,822	12,132
China Eastern Airline Yunnan Co., Ltd.	18,416	1,379
Nanjing Aviation Co.	54,230	–
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	6,320	–

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

6. Related Party Relationships and Transactions (Cont'd)

6.2 *Related Parties without Control Relationship but have Transactions with the Company (Unit: RMB'000) (Cont'd)*

6.2.3.4 Prepayments

Company	Ending Balance	Beginning Balance
Shanghai Eastern Aviation Equipment Manufacturing Corporation	–	454
China Eastern Airlines Import and Export Co.	511	17,209

6.2.3.5 Other Payables

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	18,129	329,635
Eastern Aviation Advertising Service Co.	–	1,597
China Eastern Airline North West Co., Ltd.	–	49,205
Shanghai Eastern Real Estate Operation Co.	–	64
Nanjing Aviation Co.	–	15,535
Jiangsu Eastern Airlines Traveling Agency Co., Ltd	8,319	–

6.2.3.6 Advance from Customers

Company	Ending Balance	Beginning Balance
Jiangsu Eastern Airlines Traveling Agency Co., Ltd	2,011	–

6.2.3.7 Other Related Party Transactions

Emoluments for key management personnel

	Year 2004	Year 2003
Number of key executives	13	9
Emoluments	2,285	1,502

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

7. Commitment

7.1 Financial Lease Commitment

According to the irrevocable financial lease contract, the least financial lease commitment as of Dec. 31, 2004 is equivalent to RMB 8,640 million. The lease payable in 2005, 2006 and 2007 is about RMB 1,827 million, RMB 2,232 million and RMB 2,517 million respectively.

7.2 Operating Lease Commitment

According to the irrevocable operating lease contract, the least lease commitment as of Dec. 31, 2004 is RMB 5,186 million. The lease payable in 2005, 2006 and 2007 is RMB 1,107 million, RMB 949 million and RMB 759 million respectively.

7.3 Capital Expenditure Commitment

The Company signed an agreement with an independent third party for the purchase of 20 Airbus A320 aircraft, 10 and 5 have been delivered in 2003 and 2004, and 5 are to be delivered in 2005.

The Company signed an agreement with an independent third party to purchase 5 CFM56 engines. Of the 5 engines, 1 and 1 have been delivered in 2003 and 2004, 1 are to be delivered in 2007 and 2 are to be delivered in 2008.

The Company signed an agreement with an independent third party to purchase 4 A321 aircrafts. Of the 4 aircrafts, 2 have been delivered in 2004, 2 are to be delivered in 2005.

The Company signed an agreement with an independent third party to purchase 6 B737-700 aircrafts. All are to be delivered in 2006.

The Company signed an agreement with an independent third party to purchase 20 A330 aircrafts. Of the 20 aircrafts, 10 are to be delivered in 2006, 6 are to be delivered in 2007 and 4 are to be delivered in 2008.

The Company signed an agreement with an independent third party to purchase 5 A319 aircrafts. Of the 5 aircrafts, 3 are to be delivered in 2006 and 2 are to be delivered in 2007.

The Company signed an agreement with an independent third party to purchase 5 ERJ145 aircrafts manufactured by Harbin Bowei Aircraft Industrial Co.,Ltd. Of the 5 aircrafts, 3 are to be delivered in 2005 and 2 are to be delivered in 2006.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

8. Contingent Event

8.1 The Company estimates that there will be lots of foreign exchange reserve including foreign exchange in currencies of Southeast Asia from the sale of air tickets even after repayment of foreign currency debts such as financial lease commitment and aircraft payment. Considering the continuing devaluation and instability of politics and economy of this area, it is probable that the Company will face great foreign exchange risk. To lower this risk, the Company signed some forward and swap contracts with domestic banks. By Dec. 31, 2004, the Company still has the following contracts which signed but not implemented:

Type	Tenor	Nominal Principal
Interest Rate Swap	2002-2014	437,495,442.05
Foreign Exchang Swap	2002-2010	22,525,241.00
Foreign Exchang Forward	2004-2007	255,659,771.10

8.2 There is high risk of fuel price fluctuation in the aircraft fuel market in the near future and the fuel price is on the continuing rise. The Company estimates that the great fluctuation will not relax very soon. Considering the cost is subject to the fuel price fluctuation, the Company signed some option contracts on aircraft fuel with overseas banks to control the price risk of aircraft fuel.

9. Unadjusted Events after Balance Sheet Date

The Company signed an agreement with United Technologies Far East Ltd on March 3, 2005 to set up Shanghai Hansheng Space Navigation Technologies Co.,Ltd. The main operation of the investee is to provide the maintenance and overhaul service of aircraft assistant power device. Its registered capital is USD 8,900,000, 51% and 49% of the capital will be input by the Company and United Technologies Far East Ltd respectively.

10. Other Significant Event

The Company and its consolidated subsidiary China Eastern Airlines Jiangsu Co., Ltd leased 3 A310 aircrafts and 3 BAe146 aircrafts from China Eastern Airline North West Co., Ltd and its held subsidiary Nanjing Aviation Co., Ltd, which are wholly-owned by Eastern Air Group Company, a shareholder holding over 62% of the Company's share capital. The board of directors of the Company cancelled the transaction as soon as knew about it in August, 2004. The decision also get the approval of China Eastern Airline North West Co., Ltd and Nanjing Aviation Co., Ltd. And the third parties agreed to make a retrospective adjustment to the transaction date, the Company have made it accordingly. So, the committee of the Company considers that: there is no effective contractual relationship on the aircrafts lease between these related parties.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

11. Approval of Financial Statements

The financial statements were approved by Board of Directors on April 12th, 2005.

12. Comparison

To conform to the principle of consistency, some beginning balances and figures of last year have been reclassified or restated.

13. Supplementary Information

Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Unit: RMB'000)

Net Assets:

	Ending Balance	Beginning Balance
As stated in accordance with IFRS	6,882,244	6,382,151
Difference in depreciation charges of other flight equipment due to different useful lives	-1,361,373	-1,215,435
Difference in depreciation charges of aircraft and deferred income of sales of aircraft and engine due to different useful life	-1,517,691	-1,738,037
Provision for overhaul expenses	801,034	782,300
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	34,810	42,743
Provision for post-retirement benefits	588,394	563,783
Staff housing allowance	-25,986	-20,727
Time value on installments payable for acquisition of a passenger carriage business	-19,796	-28,140
Goodwill	-79,172	-84,828
Negative goodwill	42,869	46,323
Reversal of revalued amount for land use right	357,771	366,269
Revaluation deficit of aircraft	68,367	68,367
Loss on sale of staff quarters	-24,373	-24,373
Unrealized gains on cash flow hedges	91,861	91,861
Tax adjustments	75,828	119,682
Other	-116,613	-111,043
As stated in accordance with PRC audited statutory accounts	**5,789,174**	**5,226,914**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2004

13. Supplementary Information (Cont'd)

Net Profit:

	Current Year	Previous Year
As stated in accordance with IFRS	514,075	-949,816
Difference in depreciation charges of other flight equipment due to different useful lives	-145,938	-329,492
Difference in depreciation charges of aircraft and deferred income of sales of aircraft and engine due to different useful life	220,346	235,520
Provision for overhaul expenses	18,734	-51,181
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	-7,933	-9,221
Provision for post-retirement benefits	24,611	20,844
Staff housing allowance	-5,259	227,613
Interest accrued on installments payable for acquisition of a passenger carriage business	8,344	9,610
Amortization of goodwill	5,656	5,656
Amortization of negative goodwill	-3,454	-3,454
Reversal of revalued amount for land use rights	-8,498	-8,420
Tax adjustments	-43,854	-48,717
Other	-40,488	75,086
As stated in accordance with PRC audited statutory accounts	**536,342**	**-825,972**

31 December 2004

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations

Differences between IFRS and PRC Accounting Regulations which have significant effects on the consolidated profit /(loss) attributable to shareholders and consolidated net assets of the Group are summarised as follows:–

	Note	2004 RMB'000	2003 RMB'000
Consolidated profit/(loss) attributable to shareholders			
As stated in accordance with PRC audited statutory accounts		**536,342**	(825,972)
Impact of IFRS and other adjustments:			
Difference in depreciation charges for other flight equipment due to different depreciation lives	(a)	**145,938**	329,492
Difference in depreciation charges for aircraft due to different depreciation lives and revaluation	(b)	**(200,630)**	(237,931)
(Loss)/gain on disposal of aircraft and engines	(c)	**(19,716)**	2,411
Provision for overhaul expenses	(d)	**(18,734)**	51,181
Reversal of additional charges for flight equipment spare parts arising from the revaluation surplus of such assets	(e)	**7,933**	9,221
Provision for post-retirement benefits	(f)	**(24,611)**	(20,844)
Staff housing benefits	(g)	**5,259**	(227,613)
Interest accrued on instalments payable for acquisition of an airlines business	(h)	**(8,344)**	(9,610)
Amortisation of goodwill	(i)	**(5,656)**	(5,656)
Amortisation of negative goodwill	(j)	**3,454**	3,454
Reversal of revalued amount for land use rights	(k)	**8,498**	8,420
Other	(o)	**40,488**	(75,086)
Tax adjustments	(p)	**43,854**	48,717
As stated in accordance with IFRS		**514,075**	(949,816)

31 December 2004

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

	Note	2004 RMB'000	2003 RMB'000
Consolidated net assets			
As stated in accordance with PRC audited statutory accounts		**5,798,174**	5,226,914
Impact of IFRS and other adjustments:			
Difference in depreciation charges for other flight equipment due to different depreciation lives	(a)	**1,361,373**	1,215,435
Difference in depreciation charges for aircraft due to different depreciation lives	(b)	**2,023,390**	2,224,020
Loss on disposal of aircraft and engines	(c)	**(505,699)**	(485,983)
Provision for overhaul expenses	(d)	**(801,034)**	(782,300)
Reversal of additional charges for flight equipment spare parts arising from the revaluation surplus of such assets	(e)	**(34,810)**	(42,743)
Provision for post-retirement benefits	(f)	**(588,394)**	(563,783)
Provision for staff housing benefits	(g)	**25,986**	20,727
Time value on instalments payable for acquisition of an airlines business	(h)	**19,796**	28,140
Goodwill	(i)	**79,172**	84,828
Negative goodwill	(j)	**(42,869)**	(46,323)
Reversal of revalued amount for land use right	(k)	**(357,771)**	(366,269)
Revaluation deficit of fixed assets	(l)	**(68,367)**	(68,367)
Loss on sale of staff quarters	(m)	**24,373**	24,373
Unrealised losses on cash flow hedges	(n)	**(91,861)**	(77,879)
Others	(o)	**116,613**	111,043
Tax adjustments	(p)	**(75,828)**	(119,682)
As stated in accordance with IFRS		**6,882,244**	6,382,151

31 December 2004

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

(a) Under IFRS, other flight equipment are accounted for as fixed assets and depreciation charges are calculated over the depreciation lives of 20 years to residual value. Under PRC Accounting Regulations, such flight equipment are classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b) Under IFRS, depreciation of aircraft is calculated to write off their costs or revalued amounts on a straight-line basis over their depreciation lives of 20 years to their residual values. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs on a straight-line basis over their expected useful lives of 20 years to their residual values. Prospective adjustment was made to the aircraft acquired before 1 July 2001 over their revised remaining useful lives.

(c) This represents the difference on loss on disposals arising from different depreciation lives adopted for aircraft and engines resulted in different carrying net book value under IFRS and PRC Accounting Regulations (see note (b) above).

(d) Under IFRS, the costs of major overhauls for aircraft and engines under operating leases are estimated and charged to operating profit over the period between overhauls, using the ratio of actual flying hours and estimated flying hours between overhauls, while the costs of major overhauls of owned aircraft and aircraft held under finance leases are charged to the income statement as incurred. Routine repairs and maintenance costs (including repair costs on other flight equipment) are charged to the income statement as incurred. Under PRC Accounting Regulations, prior to 2003, major overhauls costs for all aircraft were provided at specific rates applicable to the related models of aircraft. Effective from January 2003, the major overhaul costs of aircraft under operating leases are provided at specific rates applicable to the related models of aircraft, no additional provision is made for overhaul costs of owned aircraft and aircraft under finance leases, major overhaul costs for these aircraft are first offset against the provision brought forward and then charged to the income statement as incurred after the provision is fully utilised.

(e) Under IFRS, the flight equipment spare parts are carried at weighted average cost and are expensed when consumed in operations. Under PRC Accounting Regulations, the flight equipment spare parts at the time of listing are carried at revalued amounts and are expensed when consumed in operations.

(f) The post-retirement benefits for employees are required to be recognised over the employees' service period under IFRS whereas such benefits are recognised on a pay-as-you-go basis under the PRC Accounting Regulations.

(g) Under IFRS, the present value of additional provision of staff housing allowance as a result of the new staff housing policies announced and implemented by the Company in 2003 was charged to the income statement for the years ended 31 December 2003 and 2004. Under PRC Accounting Regulations, such staff housing allowance provision relating to services rendered prior to 2003 is charged directly to reserves. Current year's provision is made without taking into account of the time value on future instalment payments.

(h) Under IFRS, the consideration payable for the acquisition of an airlines business is recorded based on the present value of the instalment payments. The difference in time value between the acquisition cost payable and its present value is periodically recognised as interest expenses in the income statement over the period of payments. Under PRC Accounting Regulations, such difference is not recognised.

(i) Any excess of the cost of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill under IFRS. The obligation of post-retirement benefits for employees inherited by the Group through the acquisition of an airlines business has been recognised and accounted for in the fair value of the identifiable net assets acquired. As a result, goodwill has been recognised and is amortised over 20 years. Under PRC Accounting Regulations, the post-retirement benefits are recognised on a pay-as-you-go basis and the corresponding obligation is not accounted for in the fair value of the net assets acquired. Accordingly, no goodwill or amortisation is recognised.

(j) Under IFRS, the consideration payable for the acquisition of an airlines business is recorded based on the present value of the instalment payments, giving rise to a negative goodwill which is amortised over the weighted average remaining useful lives of the depreciable non-monetary assets acquired. Under PRC Accounting Regulations, the time value of the consideration payable has not been accounted for and accordingly, no negative goodwill or amortisation is recognised.

31 December 2004

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

(k) As part of the Company's restructuring in 1996, land use rights were recorded at valuation as a non-monetary assets which formed part of share capital of the Company. Under IFRS, the Company has reclassified land use rights as operating leases and the land use rights at the time of the listing are stated at historical cost which is nil. Under PRC Accounting Regulations, land use rights are stated at valuation less accumulated amortisation.

(l) Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing. As at 31 December 2002, a revaluation of the Group's fixed assets was carried out and difference between the valuation and carrying amount was recognised. Under PRC Accounting Regulations, fixed assets are recorded at cost less accumulated depreciation and impairment.

(m) This represents the difference in the recognition of loss on sale of the Group's staff quarters to eligible staff. Under IFRS, provision for anticipated loss is made for any construction cost in excess of the expected selling price during construction, and any over or under provision is recognised at the time of sale. Under PRC Accounting Regulations, the loss on disposals of staff quarters is charged directly to the reserves.

(n) Under IFRS, the Group's derivative financial instruments qualified for hedging accounting and the unrealised gains and losses on these instruments are recognised as the Group's hedging reserve in the shareholders' equity. Under PRC Accounting Regulations, the gains and losses on the financial instruments are recognised in the income statement upon their maturity.

(o) In addition to the above, the application of IFRS differs in certain other respects from PRC Accounting Regulations.

(p) These represent the corresponding deferred tax effects of the items above and tax losses.

31 December 2004

(B) Significant differences between IFRS and U.S. GAAP

Differences between IFRS and US Generally Accepted Accounting Principles ("U.S. GAAP") which have significant effects on the consolidated profit/(loss) attributable to shareholders and consolidated net assets of the Group are summarised as follows:–

	Note	2004 RMB'000	2003 RMB'000
Consolidated profit/(loss) attributable to shareholders			
As stated under IFRS		**514,075**	(949,816)
U.S. GAAP adjustments:			
Reversal of difference in depreciation charges arising from revaluation of fixed assets	(a)	**57,568**	63,895
Profit/(loss) on disposals of aircraft and related assets	(b)	**7,099**	(10,083)
Rescission of related party lease arrangements	(c)	**(133,029)**	–
Others	(d)	**(1,518)**	6,860
Deferred tax effect on U.S. GAAP adjustments	(e)	**10,482**	(9,101)
As stated under U.S. GAAP		**454,677**	(898,245)
Basic and fully diluted earnings/(loss) per share under U.S. GAAP		**RMB 0.093**	(RMB 0.185)
Basic and fully diluted earnings/(loss) per American Depository Share ("ADS") under U.S. GAAP		**RMB 9.34**	(RMB 18.46)

	Note	2004 RMB'000	2003 RMB'000
Consolidated net assets			
As stated under IFRS		**6,882,244**	6,382,151
U.S. GAAP adjustments:			
Reversal of net revaluation surplus of fixed assets	(a)	**(908,873)**	(908,873)
Reversal of difference in depreciation charges and accumulated depreciation and loss on disposals arising from the revaluation of fixed assets	(a),(b)	**755,902**	691,235
Others	(d)	**34,453**	35,971
Deferred tax effect on U.S. GAAP adjustments	(e)	**(247)**	9,225
As stated under U.S. GAAP		**6,763,479**	6,209,709

31 December 2004

(B) Significant differences between IFRS and U.S. GAAP (Cont'd)

(a) Revaluation of fixed assets

Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Under U.S. GAAP, the revaluation surplus or deficit and the related difference in depreciation are reversed since fixed assets are required to be stated at cost less accumulated depreciation.

(b) Disposals of aircraft and related assets

This represents the loss on disposal of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at revalued amounts. Under IFRS, fixed assets are stated at cost or revalued amounts. Accordingly, the accumulated depreciation and the gain or loss on disposals of aircraft is different under IFRS and U.S. GAAP and is attributable to the surplus or deficit arising on the valuation of the assets that are disposed.

(c) Rescission of related party lease arrangements

The Company entered into certain lease arrangements with CEA Northwest and Nanjing Airlines to lease three A310 aircraft and three Bae146 aircraft in 2004 that were subsequently terminated and retroactively rescinded (note 38(c)(ii)). The impact of the retroactive rescission of the lease arrangements with CEA Northwest was an aggregate settlement by CEA Northwest and Nanjing Airlines in the amount of RMB133 million (the "Settlement Amount"), which represents the operating losses incurred on the operation of the CEA Northwest Leased Aircraft during 2004, to the Group through the reduction of the Group's inter-company payable accounts with CEA Northwest or Nanjing Airlines, as applicable.

Under IFRS, the Settlement Amount was recognised as non-operating income for the year ended 31 December 2004 and was in effect an extinguishment of a financial liability through a reduction of the Group's inter-company payable accounts with CEA Northwest or Nanjing Airlines, as applicable.

Under U.S. GAAP, the Settlement Amount, through reduction of the Group's intercompany payable account of CEA Holding's wholly owned subsidiary, was deemed as the principal shareholder incurring costs on behalf of the Company and was recognised as a capital contribution in accordance with Staff Accounting Bulletin Topic 5-T ("SAB Topic 5-T"). Any cost incurred by the principal shareholder on behalf of its subsidiary are required to be reflected in the subsidiary's financial statements as an expense and a corresponding capital unless the principal shareholders actions are completely unrelated to its position as a shareholder under SAB Topic 5-T.

31 December 2004

(B) Significant differences between IFRS and U.S. GAAP (Cont'd)

(d) Other U.S. GAAP adjustments

The application of U.S. GAAP differs in certain other respects from IFRS, mainly relating to sale and leaseback transactions, post retirement benefits and goodwill. Under US GAAP: i) recognition of gain on sale and leaseback transactions is deferred and amortised, ii) transitional obligations for post retirement benefits are amortised over the average remaining service period of active plan participants, and iii) goodwill is reviewed for impairment and is not amortised.

(e) Deferred tax effect

These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b), (c) and (d) above.

(f) Segmental disclosures

The Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Group has a route network designed to transport passengers and cargo between destinations in China, Hong Kong, and selected international destinations in Japan, U.S., Australia, South Korea, Thailand, Singapore and a number of European countries. China, Hong Kong, and International constitute the Group's three reportable geographical segments. SFAS No.131 requires that segment financial information be disclosed under the management approach that is consistent with how the Group's management internally desegregates financial information for the purpose of making internal operating decisions. The Group evaluates revenue information of its operating segments based on unaudited management operational information prepared under PRC Accounting Regulations.

31 December 2004

(B) Significant differences between IFRS and U.S. GAAP (Cont'd)

(f) *Segmental disclosures (Cont'd)*

	Note	Unaudited management operational information under PRC Accounting Regulations for the year ended 31 December 2004 RMB'000	2003 RMB'000
Traffic revenues	(i),(ii)		
Domestic			
Passenger		**8,122,783**	5,854,542
Cargo		**273,431**	256,661
Subtotal		**8,396,214**	6,111,203
Hong Kong			
Passenger		**2,208,271**	1,622,538
Cargo		**611,471**	394,246
Subtotal		**2,819,742**	2,016,784
International	(iii)		
Passenger		**4,929,866**	3,036,214
Cargo		**3,749,739**	2,561,529
Subtotal		**8,679,605**	5,597,743
Total	(iv)	**19,895,561**	13,725,730

(i) The Group operates in one business segment which is the common carriage of passenger, cargo and mail over various routes. In the PRC management accounts, revenue is split between passenger and cargo for management review purpose. The directors consider it is appropriate to report such information in the supplementary financial information.

(ii) Traffic revenues by routes are attributed to each geographical segment based on the final destination / origin of each flight route. For international and Hong Kong routes with a domestic segment, revenues for the entire route are attributed to each geographical segment based on the final destination / origin of the route.

(B) Significant differences between IFRS and U.S. GAAP (Cont'd)

(f) ***Segmental disclosures (Cont'd)***

(iii) The Group's international revenues are generated from its international routes to and from countries including Japan, U.S., Australia, South Korea, Thailand, Singapore and selected European countries. Among these countries, the Group generates from Japan routes its largest share of international revenue (note: the Group generated revenues, under IFRS, of RMB2,113,251,000 and RMB1,565,971,000 from its Japan routes in 2004 and 2003 respectively).

(iv) The traffic revenue figures as stated above are different from the Group's audited PRC statutory accounts and the Group's audited IFRS accounts due to the following reasons:-

- The management made use of this operational information before closing of accounts for each accounting period. Accordingly, estimates (which are generally within a discrepancy of 5% on total actual revenues) have been incorporated into this operational information for timely decision making purposes.

- Certain discounts granted to sales agents and customers have not been set-off against revenues under management operational information.

(v) The major revenue-generating assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group's aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

Corporate Information

Directors

Li Fenghua *(Chairman of the Board of Directors)*
Ye Yigan *(Director)*
Cao Jianxiong *(Director)*
Wan Mingwu *(Director, Vice President)*
Zhong Xiong *(Director)*
Luo Zhuping *(Director, Company Secretary)*
Hu Honggao *(Independent Non-executive Director)*
Peter Lok *(Independent Non-executive Director)*
Wu Baiwang *(Independent Non-executive Director)*
Zhou Ruijin *(Independent Non-executive Director)*
Xie Rong *(Independent Non-executive Director)*

Supervisors

Li Wenxin *(Chairman of the Supervisory Committee)*
Ba Shengji *(Supervisor)*
Yang Xingen *(Supervisor)*
Yang Jie *(Supervisor)*
Liu Jiashun *(Supervisor)*

Senior Management

Luo Chaogeng *(President)*
Wu Yulin *(Vice President)*
Wu Jiuhong *(Vice President)*
Yang Xu *(Vice President)*
Zhou Liguo *(Vice President)*
Zhang Jianzhong *(Vice President)*
Tong Guozhao *(Vice President)*
Luo Weide *(Chief Financial Officer)*

Company Secretary

Luo Zhuping

Authorized Representatives

Li Fenghua
Luo Zhuping

Company's Website

http://www.ce-air.com

Company's E-mail Address

ir@ce-air.com

Auditors

International Auditors: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditors: Shanghai Zhonghua
Certified Public Accountants
12th Floor,
Ocean Towers, 550
Yan'an Road East, Shanghai

Legal Advisers

Hong Kong: Baker & McKenzie
USA: Sullivan & Cromwell
China: Beijing Commerce & Finance Law Office

Principal Banks

Industrial and Commercial Bank of China, Shanghai Branch
Construction Bank of China, Shanghai Branch
The Bank of China, Shanghai Branch
The Bank of China, Hong Kong Branch

Share Registrar

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286, U.S.A.

China Securities Depository and Clearing
Corporation Limited, Shanghai Branch
727 Pu Jian Road, Shanghai

Principal Place of Business in Hong Kong

5th Floor, McDonald's Building, 48 Yee Wo Street,
Hong Kong

Custodian for Unlisted Shares

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

Change of Business License Registration

Except for the change of the Company's legal representative to Li Fenghua, no other changes in the Company's business registration during the period covered by this report

Registered capital of the Company is RMB4.86695 billion as of the date of this report

Business License Registration Number of the Corporation Legal Person: Qi Gu Hu Zong Zi No. 032138 (Municipal Administration)

Tax Registration Number: 310042741602981

Shareholders can obtain a copy of the Company's annual report for the year 2004 through the Internet addresses shown below:

http://www.ce-air.com **http://www.firstcall.com** **http://www.irasia.com/listco/hk/chinaeast**



中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

www.ce-air.com